PROSPECTUS




                        15,769,701 shares of common stock

                                  INTRAC, INC.


     The selling stockholders identified on pages 54 to 62 of this prospectus are offering on a resale basis up to 15,769,701 shares of our common stock, including 816,733 shares issuable upon exercise of warrants. The selling stockholders may sell their shares from time to time at the prevailing market price or in negotiated transactions.


     We will receive no proceeds from the sale of the shares by the selling stockholders. However, we will receive proceeds in the amount of $2,209,091 assuming the exercise of all of the warrants held by the selling stockholders, subject to certain of the warrants being exercised under a "cashless exercise" right.


     Our common stock is traded on the Over-the-Counter Bulletin Board under the trading symbol "ITRD." On June 23, 2005, the closing price as reported on the OTC Bulletin Board was $2.40 per share.


     The selling stockholders, and any participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

     Brokers or dealers effecting transactions in the shares should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of an exemption from registration.

     An investment in shares of our common stock involves a high degree of risk. We urge you to carefully consider the Risk Factors beginning on page 5.

     The information in this prospectus is not complete and may be changed. The securities included herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                                  June 23, 2005

                                    GLOSSARY


ADDICTION (PSYCHOLOGICAL DEPENDENCE): Pattern of compulsive drug use characterized by a continued craving for a substance (e.g., an opioid) and the need to use that substance for effects other than pain relief.

ADJUVANT ANALGESIC DRUG: A drug that is not a primary analgesic but that has been shown to have independent or additive analgesic properties.

ANALGESIA: The relief of pain by pharmacological or nonpharmacological interventions, or endogenous processes.

ANXIOLYSIS: Sedation or hypnosis used to reduce anxiety, agitation, or tension.

ANXIOLYTIC: Medication used to reduce anxiety, agitation, or tension.

BREAKTHROUGH PAIN: Intermittent, transient exacerbation of pain that can occur spontaneously or in relation to specific activity.


CHMP: Committee for Medicinal Products for Human Uses; the EMEA committee responsible for reviewing and approving centralized European drug filings.

CPMP: Committee for Proprietary Medicinal Products.


CHITOSAN: A complex carbohydrate, derived from mollusks, that is used as an excipient for certain drugs such as intranasally delivered morphine (see "mucoadherent").

CONSCIOUS SEDATION: "Light sedation" during which the patient retains airway reflexes and responses to verbal stimuli.

CYCLODEXTRIN: A ring-shaped sugar molecule whose medicinal uses include solubilization of poorly soluble molecules in water. There are many types of cyclodextrins, with diverse molecular weights and safety profiles.

COXIB: A subtype of NSAID that preferentially inhibits the isoform of cyclooxygenase, cyclooxygenase-2 (or COX-2), that is expressed during inflammation. The therapeutic goal in developing coxibs (to avoid inhibition of COX-1 and thereby decrease certain NSAID side effects such as stomach ulcers) has been counterweighed by an increased risk of cardiovascular and cerebrovascular complications during chronic use. Also termed COX-2 inhibitors.

DOD: US Department of Defense.

EMEA: European Agency for the Evaluation of Medicinal Products.

EPIDURAL: Situated within the spinal canal, on or outside the dura mater (tough membrane surrounding the spinal cord); synonyms are "extradural" and "peridural."

EXCIPIENT: A substance added to an active pharmaceutical ingredient in order to serve as a carrier or to provide some advantage with regard to the delivery of the drug to its desired target.

FDA: U.S. Food and Drug Administration.

INCIDENT PAIN: See "Movement-related pain."

INTRATHECAL: Within a sheath, e.g., cerebrospinal fluid that is contained within the dura mater.

MAA: A marketing authorization application that is filed as part of the process for approval of a drug for sale in the European market.

META-ANALYSIS: The process of combining the results of several related studies to obtain more reliable conclusions.

MIXED OPIOID AGONIST-ANTAGONIST: A compound that has an affinity for two or more types of opioid receptors and blocks opioid effects on one receptor type while producing opioid effects on a second receptor type.

MOVEMENT-RELATED PAIN: A type of breakthrough pain that is related to specific activity, such as eating, defecation, socializing, or walking. Also referred to as incident pain.

MHRA: UK Medicines and Health Products Regulatory Agency.

MUCOADHERENT: A substance that prolongs and enhances the contact of another molecule to mucous membranes, e.g., to facilitate the transnasal delivery of drugs across the nasal mucosa.

MUCOSITIS: Inflammation of a mucous membrane. Oral mucositis is a common complication of chemotherapy and radiation therapy.

NEUROPATHIC PAIN: Pain that arises from damage to the central or peripheral nervous system.

NOCICEPTION: The process of pain transmission; usually relating to a receptive neuron for painful sensations.

NSAID (NONSTEROIDAL ANTI-INFLAMMATORY DRUG): Aspirin-like drug that reduces pain and inflammation arising from injured tissue.

OPIOID AGONIST: Any morphine-like compound that produces bodily effects including pain relief, sedation, constipation, and respiratory depression.

OPIOID PARTIAL AGONIST: A compound that has an affinity for and stimulates physiological activity at the same cell receptors as opioid agonists but that produces only a partial (i.e., submaximal) bodily response.

PAIN: An unpleasant sensory and emotional experience associated with actual or potential tissue damage or described in terms of such damage.

PCA (PATIENT CONTROLLED ANALGESIA): Self-administration of an analgesic by a patient instructed in doing so; usually refers to self-dosing with intravenous opioid (e.g., morphine) administered by means of a programmable pump.

PERIDURAL: Synonym for epidural and extradural.

PERINEURAL: Surrounding a nerve.

PHYSICAL DEPENDENCE: Physiologic adaptation of the body to the presence of an opioid, manifest as the need to continue opioid dosing in order to avoid precipitation of an opioid abstinence syndrome.

PSYCHOLOGICAL DEPENDENCE: See "Addiction."

TOLERANCE: A common physiological result of chronic use of opioids and selected other medications, such that progressively higher doses are required to maintain the effect (e.g., analgesia) produced by the initial dose.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the common stock. You should carefully read the entire prospectus, including "Risk Factors" and the financial statements, before making an investment decision.

                                   THE COMPANY

BACKGROUND

     Intrac, Inc. was incorporated in the State of Nevada in September 2000. Initially, our plan was to manufacture, market and enhance an electro-optical device, however, we ceased those operations in late 2001. We had no active operations until December 2004, when we completed a reverse merger with Innovative Drug Delivery Systems, Inc., a Delaware corporation ("IDDS"), that had commenced business in 1999. IDDS has become our wholly-owned subsidiary and represents all of our commercial operations.

ACQUISITION OF INNOVATIVE DRUG DELIVERY SYSTEMS, INC.

     On December 6, 2004, we completed a reverse merger transaction with IDDS whereby a newly-formed wholly-owned subsidiary of Intrac merged with and into IDDS, with IDDS remaining as the surviving corporation and a wholly-owned subsidiary of Intrac. In consideration for their shares of IDDS, the former stockholders of IDDS received approximately 95.5% of the outstanding common stock of Intrac.

     Upon the closing of the merger, one of our two directors resigned, and was replaced by Douglas G. Watson, who also is Chairman of IDDS, and our executive officers were replaced by the IDDS executive officers. In late December 2004, the other continuing director resigned, the board of directors was increased to five persons and four designees of IDDS became directors of the Company.

     For accounting purposes, the merger transaction was treated as a reverse acquisition with IDDS as the acquiror and the Intrac subsidiary as the acquired party. When we refer in this prospectus to business and financial information for periods prior to the merger, we are referring to the business and financial information of IDDS.

BUSINESS

     We are a specialty pharmaceutical company that applies proprietary technologies to develop new products and improved formulations of existing drugs that target current unmet and underserved medical need primarily in the pain management market. We develop simple and user-friendly products, including new modes and routes of delivery for drugs optimized for relieving moderate-to-severe pain. In doing so, we intend to offer novel proprietary products that in some cases can be administered in a less invasive manner and generally should offer either improved safety or efficacy, or both, when compared to the currently available formulations on the market. In addition, the product choices currently available for the treatment of moderate-to-severe pain are limited in the doses that may be given due to side effects, including cardiovascular depression, tolerance and addiction, respiratory depression, constipation, sedation and general diminution of quality of life. Our product candidates are focused, in part, on treating a variety of pain disorders ranging from acute and episodic moderate-to-severe pain associated with breakthrough cancer pain, post-operative pain, post-trauma pain, such as orthopedic injury pain, procedural pain and burn pain. We believe that our products assuming regulatory approvals, will offer the medical community and patients significant benefit and alternatives to the prescription pain medications available to pain sufferers today.

     IDDS has licensed the worldwide exclusive rights to develop and commercialize proprietary formulations of Dyloject(TM) (diclofenac sodium injectable), Rylomine(TM) (intranasal morphine), and PMI-100/150 (intranasal ketamine). The existing formulations of these parent drugs, including oral diclofenac, oral and injectable morphine, and injectable ketamine, are well-known prescription medications with well-documented profiles of safety, efficacy and cost-effectiveness.

     All three of the product candidates are in mid-to-late stage clinical trials as shown below:


PRODUCT CANDIDATE           INDICATION                                     DEVELOPMENT STAGE

Dyloject(TM)                U.S.        Post-operative pain                Phase II
(injectable diclofenac)     Europe      Post-operative pain,               Phase II/III
                                        anti-inflammatory
Rylomine(TM)                U.S.        Acute moderate-to-severe pain      Phase II
(intranasal morphine)       Europe      Acute moderate-to-severe pain,     Phase II
                                        breakthrough pain
PMI-150                     U.S.        Acute moderate-to-severe pain,     Phase II
(intranasal ketamine)                   breakthrough pain
                            Europe      Acute moderate-to-severe pain,     Phase II
                                        breakthrough pain



     Fulfillment of both European and U.S. Food & Drug Administration's ("FDA") regulatory requirements typically takes several years, depending upon the type, complexity and novelty of the product candidate, and requires substantial resources towards product filing and approval. IDDS has successfully completed bioequivalency studies and has initiated the pivotal clinical program of Dyloject(TM) for the European markets and if successful, expects to file a marketing authorization application ("MAA"). In the U.S., IDDS expects to file an End of Phase II package with the FDA for Dyloject(TM) and Rylomine(TM) in 2005. Lastly, we expect to complete PMI-100/150 Phase II clinical trials in the U.S. in 2005.

     Through March 31, 2005, IDDS had invested approximately $40.3 million in research and development activities, limited revenues, a cumulative net loss of $52.8 million (excluding approximately $3.6 million deemed dividend), limited capital resources, and expects to have negative cash flows for the foreseeable future. Management estimates that we have sufficient resources to fund our planned operations through March 2006. In addition, we have the ability to reduce discretionary spending to preserve cash, if needed. The proprietary technology used to develop the product candidates is protected by patents filed and/or approved, both in the United States and worldwide. Since inception, IDDS has been awarded approximately $6 million in competitive and peer-reviewed government funding, including contracts from the U.S. Department of Defense and grants from the National Institutes of Health/National Cancer Institute.

OTHER RECENT DEVELOPMENTS

     Immediately prior to the merger, IDDS completed a private placement of 6,028,916 shares of its common stock at a price of $3.00 per share. Upon the merger, each of those shares was exchanged for 1.0184107 shares of our common stock, which was the merger ratio. The net proceeds of the placement were approximately $16.2 million.

     Also immediately prior to the merger, the holder of all our outstanding shares of Series A Preferred Stock sold such shares to us for $1.00, and the holders of our 8% Series SPA Senior Subordinated Convertible Redeemable Debentures in the aggregate amount of approximately $421,000 converted those debentures into 1,053,201 shares of our common stock.

     On November 5, 2004, IDDS effected a $1 million bridge loan of 10% Senior Secured Debentures due November 4, 2005 to two institutional investors.
The Debentures, together with accrued interest of $8,610 were repaid upon the closing of the merger. The purchasers of the Debentures were granted warrants adjusted for the merger ratio to purchase an aggregate of 226,314 shares of our common stock at an exercise price of $2.65 per share expiring November 4, 2009.

GENERAL

     Our principal business office is located at 130 West 42nd Street, 12th Floor, New York, NY 10036, and our telephone number at that address is (212) 554-4550.

     Our corporate web site is www.idds.com. The information found on our web site is not intended to be part of this prospectus and should not be relied upon by you when making a decision to invest in our common stock.

     In this prospectus, "Intrac," the "Company," "we," "us" and "our" refer to Intrac, Inc. and, unless the context otherwise indicates, our subsidiary IDDS.

                                  THE OFFERING

SECURITIES OFFERED BY SELLING STOCKHOLDERS......  15,769,701 shares, includes
                                                  816,733 shares subject to
                                                  warrants

COMMON STOCK OUTSTANDING BEFORE THE
OFFERING........................................  25,839,119 shares(1)

COMMON STOCK TO BE OUTSTANDING
AFTER THE OFFERING(2)...........................  26,655,852 shares

USE OF PROCEEDS.................................  We will receive no proceeds from the sale of common stock
                                                  by the selling stockholders.
                                                  We will receive $2,209,091 if
                                                  all of the warrants for
                                                  underlying shares included in
                                                  this prospectus are exercised.
                                                  We will use these proceeds for
                                                  general corporate purposes.

(1) Does not include 6,789,449 shares issuable upon exercise of various warrants and options to purchase common stock as of April 30, 2005.

(2) Assumes the issuance of all shares offered hereby that are issuable upon exercise of certain warrants.

OTC ELECTRONIC BULLETIN BOARD SYMBOL............  "ITRD"


                                  RISK FACTORS

     As with most pharmaceutical product candidates, the development of our product candidates is subject to numerous risks, including inability to obtain necessary regulatory approvals to market the products, delays and costs of additional testing, unforeseen safety issues relating to the products, failure of physicians and patients to accept and use our products, competition from established entities, protection of proprietary information and dependence on third party collaborators to conduct research and development of the products. Because we are a development stage company with a very limited history of operations, we are also subject to many risks associated with early-stage companies. For a more detailed discussion of some of the risks you should consider before purchasing shares of our common stock, you are urged to carefully review and consider the section entitled "Risk Factors" beginning on page 5 of this prospectus.

                   SUMMARY FINANCIAL AND OPERATING INFORMATION

     The following selected financial information is derived from the financial statements appearing elsewhere in this prospectus and should be read in conjunction with the financial statements, including the notes thereto, appearing elsewhere in this prospectus.



                                             YEAR ENDED DECEMBER 31              THREE MONTHS ENDED MARCH 31
                                             ----------------------              ---------------------------

Summary of Operations                  2002            2003           2004             2004               2005
---------------------                  ----            ----           ----             ----               ----
Revenues (government grants)       $    287,000     $  1,102,000   $    837,000    $    445,000     $    368,000
Operating expenses                    8,403,000        4,254,000      7,541,000       1,198,000        2,158,000
                                 ---------------------------------------------------------------------------------
Operating loss                       (8,116,000)      (3,152,000)    (6,704,000)       (753,000)      (1,790,000)
Other income (loss)                      57,000           (3,000)      (343,000)          4,000                -
                                 ---------------------------------------------------------------------------------
Net loss attributable to common
stockholders                       $ (8,059,000)    $ (3,155,000)  $ (7,046,000)   $   (749,000)    $ (1,790,000)
                                 =================================================================================
Net loss per share attributable
to common stockholders, basic
and diluted                              ($0.81)          ($0.32)        ($0.64)         ($0.08)          ($0.07)
                                 =================================================================================



                                               AS OF DECEMBER 31,              AS OF MARCH 31,2005
                                     -------------------------------------   -----------------------
                                           2003               2004
                                           ----               ----
Statement of Financial Position
-------------------------------
Cash and cash equivalents            $  3,151,000         $ 14,783,000          $ 11,329,000
Total assets                            3,510,000           15,156,000            12,049,000
Working capital                         2,366,000           12,173,000            10,501,000
Stockholders equity (deficit)*        (20,673,000)          12,342,000            10,711,000

----------
* Excludes $23,183,000 of redeemable convertible preferred stock at December 31, 2003. Prior to the December 2004 merger, all IDDS preferred stock was converted into IDDS common stock.


                                  RISK FACTORS

     The shares of our common stock being offered for resale by the selling stockholders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock. Before purchasing any of the shares of common stock, you should carefully consider the following factors relating to our business and prospects which factors constitute the material risks related to an investment in our common stock. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

                          RISKS RELATED TO OUR BUSINESS

WE CURRENTLY HAVE NO PRODUCT REVENUES AND CANNOT ESTIMATE WHEN PRODUCT REVENUES MAY COMMENCE.

      To date, we have devoted significant financial resources to research and development of our products. Until, and if, we receive approval from the FDA and from regulatory authorities in foreign jurisdictions for our product candidates, we cannot sell our products and we will not have product revenues. As a result, we have generated significant operating losses. As of March 31, 2005, we had an accumulated deficit of $52.8 million, excluding approximately $3.6 million deemed dividend; although, $18.6 million of this amount is related to a non-cash charge we incurred in connection with a research and development write-off related to its formation. We used substantial amounts of cash to date and expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure and research and development activities. We will fund our operations and capital expenditures from the net proceeds of the placement, cash on hand and government grants and contracts.

WE EXPECT TO NEED ADDITIONAL FINANCING TO OPERATE OUR BUSINESS, WHICH FINANCINGS MAY NOT BE AVAILABLE ON SATISFACTORY TERMS OR AT ALL, THEREBY CAUSING DILUTION TO EXISTING HOLDERS OR REDUCTION OF RESEARCH ACTIVITIES.

     We believe that our existing cash and cash equivalents will be sufficient to support the current operating plan for at least the next 12 months. However, funding requirements may change as a result of many factors, including delays in development activities, underestimates of budget items, unanticipated cash requirements, increased regulatory requirements with attendant time delays, limitation of development of new potential products, future product opportunities with collaborators, future licensing opportunities and future business combinations. Consequently, we may need to seek additional sources of financing, which may not be available on favorable terms, if at all.

     If needed, we would seek to raise additional financing through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. To the extent we raise additional capital by issuing equity securities, our stockholders may experience dilution. To the extent that we raise additional capital by issuing debt securities, we would incur substantial costs relating to interest payments, may be required to pledge assets as security for the debt and may be constrained by restrictive financial and/or operational covenants. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us.

     If we do not succeed in raising additional funds on acceptable terms, we may be unable to complete planned pre-clinical and clinical trials or obtain approval of our product candidates from the FDA and other regulatory authorities. In addition, we could be forced to discontinue product development, curtail operations, reduce or forego sales and marketing efforts and lose attractive business opportunities.

WE ARE NOT CURRENTLY PROFITABLE AND MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY.

     We have a history of losses and expects to incur substantial losses and negative operating cash flows for the foreseeable future, and it may not achieve or maintain profitability. For the years ended December 31, 2003 and , 2004 and the three months ended March 31, 2005, IDDS had operating losses of $3.2 million, $7.0 million and $1.8 million, respectively. Our current "burn rate" (amount of cash we spend to fund operations) is approximately $508,000 per month. Even if we succeed in developing and commercializing one or more of the product candidates, we expect to incur substantial losses for the foreseeable future and may never become profitable. We also expect to continue to incur significant operating and capital expenditures for the next several years and anticipate that our expenses will increase substantially in the foreseeable future as we:

     o continue to undertake pre-clinical development and clinical trials for the product candidates;

     o    seek regulatory approvals for the product candidates;

     o    implement additional internal systems and infrastructure;

     o    lease additional office facilities;

     o    hire additional personnel; and

     o    expand research and development activities.

     We also expect to experience negative cash flows for the foreseeable future as we fund our operating losses and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.

WE HAVE A LIMITED OPERATING HISTORY UPON WHICH TO BASE AN INVESTMENT DECISION.

     We are a development-stage company and have not yet demonstrated our ability to perform the functions necessary for the successful commercialization of any of the product candidates. The successful commercialization of our product candidates will require us to perform a variety of functions, including:

     o    continuing to undertake preclinical development and clinical trials;

     o    participating in regulatory approval processes;

     o    formulating and manufacturing products; and

     o    conducting sales and marketing activities.

     Our operations have been limited to organizing and staffing, acquiring, developing and securing our proprietary technology and undertaking pre-clinical trials and clinical trials of our principal product candidates. These operations provide a limited basis to assess our ability to commercialize our product candidates and the advisability of investing in our securities.

IF WE FAIL TO OBTAIN OR MAINTAIN THE NECESSARY U.S. OR WORLDWIDE REGULATORY APPROVALS FOR THE PRODUCT CANDIDATES, WE WILL BE UNABLE TO COMMERCIALIZE THEM.

     Government regulations in the U.S. and other countries have a significant impact on our business and affect the research and development, manufacture and marketing of its products. We will require FDA approval to commercialize our product candidates in the U.S., and approvals from similar regulatory authorities in foreign jurisdictions to commercialize our product candidates in those jurisdictions. In order to obtain FDA approval of any of our product candidates, we must submit to the FDA a New Drug Application ("NDA"), demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal testing, which are referred to as pre-clinical studies, as well as human studies, which are referred to as clinical trials. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for indicated uses. The FDA has substantial discretion in the drug approval process and may either refuse to accept our application, or may decide after review of our application that the data is insufficient to allow approval of the relevant product. If the FDA does not accept or approve our application, it may require us to conduct additional pre-clinical testing, manufacturing studies or clinical studies and submit that data before it will reconsider our application. The FDA may also require us to perform post-approval studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

     o delay commercialization of, and our ability to derive product revenues from, the product candidates;

     o    impose costly procedures; and

     o    diminish competitive advantages that we may otherwise enjoy.

     Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our NDAs. We cannot be certain that we will ever obtain regulatory clearance for any of our product candidates. Failure to obtain FDA approval of any of our principal product candidates will severely undermine our business by reducing the number of potential salable products and, therefore, corresponding product revenues. Also, the FDA might approve one or more of the product candidates but may also approve competitors' products possessing characteristics that offer their own treatment advantages.

     Before we submits our NDAs, we plan to request waivers or deferrals from the requirement under the Pediatric Research Equity Act of 2003 to include an assessment, generally based on clinical study data, of the safety and efficacy of our drugs for all relevant pediatric populations. We can make no assurances that the FDA will grant our waiver or deferral requests. If we are required to conduct clinical research studies in pediatric patients, this could delay the development and possible approval of our products and increase the overall costs of product approvals.

     In addition, even after these product candidates are marketed, the products and the manufacturers are subject to continual vigilance and review by applicable regulatory authorities, including FDA adverse event reporting requirements and FDA requirements governing product distribution, advertising, and promotion. At any stage of development or commercialization, the discovery of previously unknown problems with the product candidates, our own manufacturing or the manufacture by third-party manufacturers may result in restrictions on the products or the manufacture, including withdrawal of the product from the market.

     In foreign jurisdictions, we must receive approval from the appropriate regulatory, pricing and reimbursement authorities before we can commercialize and market our drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. Pursuing foreign regulatory approvals will be time-consuming and expensive. The regulations vary among countries, and foreign regulatory authorities may require different or additional clinical trials than we conducted to obtain FDA approval for our product candidates. We cannot give any assurance that we will receive the approvals necessary to commercialize the product candidates for sale outside the United States.

     Because we have limited foreign regulatory, clinical and commercial resources, we may plan to commercialize some products internationally through collaborative relationships with foreign partners. Future partners are critical to our international success. We may not be able to enter into collaboration agreements with appropriate partners for important foreign markets on acceptable terms, or at all. Future collaborations with foreign partners may not be effective or profitable for us.

THE PRODUCT CANDIDATES CONTAIN CONTROLLED SUBSTANCES, THE SUPPLY OF WHICH MAY BE LIMITED BY U.S. GOVERNMENT POLICY AND THE AVAILABILITY OF WHICH MAY GENERATE PUBLIC CONTROVERSY, THEREBY REDUCING OR RESTRICTING ANY FUTURE MARKETING ARRANGEMENTS OR SALES.

     The active ingredients in some of the current product candidates, including morphine and ketamine, are regulated by the U.S. Drug Enforcement Administration ("DEA"), as Schedule II or III substances under the Controlled Substances Act of 1970. Most states place similar controls over these products under the Board of Pharmacy or similar agency. Consequently, their manufacture, shipment (including import and export), storage, sale and use are subject to the highest degree of regulation and accountability. For example, all regular Schedule II drugs must be prescribed by a physician, or under a physician's direction, and may not be refilled within 30 days. Furthermore, the amount of Schedule II substances we can obtain for clinical trials, manufacturing and commercial distribution is limited by the DEA under a quota system, and our allotment may not be sufficient to complete clinical trials or meet commercial demand, if any.

     Products containing controlled substances may generate public controversy. The World Health Organization advocates balance in national analgesic policies, so as to meet medical needs for opioids and other controlled substances while reducing opportunities for drug abuse, misuse and diversion. Opponents of these products, however, may seek restrictions on marketing and withdrawal of any regulatory approvals. In addition, these opponents may seek to generate negative publicity in an effort to persuade the medical community to reject these products. Political pressures and adverse publicity could lead to delays in the introduction and marketing of the product candidates, increased expenses for marketing, and/or restricted availability of its product candidates. Our contract manufacturers that make and handle controlled substances also are subject to inspections by DEA and state authorities to evaluate ongoing compliance with security and other requirements under relevant federal and state controlled substance law and regulations. We do not have control over the contract manufacturers' compliance with these regulations and standards. Failure to comply with applicable law and regulatory requirements may result in action such as civil penalties, refusal to renew necessary registrations, or initiating proceedings to revoke those registrations and, in certain circumstances, criminal proceedings. If one of these manufacturers has its registration revoked, denied or suspended, it can no longer lawfully possess or distribute controlled substances, thereby possibly resulting in a negative impact on our business.

THE PRODUCT CANDIDATES ARE IN THE MIDDLE-TO-LATE STAGES OF CLINICAL TRIALS AND THERE IS NO ASSURANCE THAT FINAL APPROVAL WILL BE OBTAINED.

     The product candidates may never be successfully marketed or manufactured. The three principal product candidates, Dyloject(TM), Rylomine(TM) and PMI-100/150, are in the middle-to-late stages of clinical testing on a limited number of patients. For some medical uses for which we hope to market the product, to date there have been few or no studies to determine the efficacies of the specific product candidates. It also is possible that the FDA will disagree with our current clinical and pre-clinical research plans and require us to conduct more extensive studies than we currently anticipate before that agency will consider our products for marketing approval. Some of our future studies involve drug exposures for durations that are significantly longer than we have tested thus far. The longer-term studies could reveal safety or other issues that could have an adverse impact on the ability to gain marketing approval. The FDA has raised certain issues with respect to some of the products, such as irritation seen in animals treated with the diclofenac product candidate and known toxicities of cyclodextrins other than the hydroxypropyl-beta-cyclodextrin that is employed to solubilize diclofenac in our product candidate. We need to commit substantial time and additional resources in order to conduct further clinical trials before we can submit a NDA with respect to any of these product candidates. We cannot predict with any certainty if or when we might submit a NDA for regulatory approval of any of our product candidates.

CLINICAL TRIALS ARE EXPENSIVE, TIME-CONSUMING AND DIFFICULT TO DESIGN AND IMPLEMENT WHICH COULD AFFECT ALLOCATIONS OF FUNDS AND TIME FROM OTHER PROGRAMS.

     Clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Further, the medical, regulatory and commercial environment for pharmaceutical products changes quickly and often in ways that we may not be able to accurately predict. The clinical trial process is also time-consuming. We estimate that clinical trials of the product candidates will take several more years to complete. Furthermore, as failure can occur at any stage of the trials, we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

     o    changes to applicable regulatory requirements;

     o    unforeseen safety issues;

     o    determination of dosing issues;

     o    lack of effectiveness in the clinical trials;

     o    slower than expected rates of patient recruitment;

     o    inability to monitor patients adequately during or after treatment;

     o inability or unwillingness of medical investigators to follow our clinical protocols;

     o inability to maintain a supply of the investigational drug in sufficient quantities to support the trials; and

     o suspension or termination of clinical trials for various reasons, including noncompliance with regulatory requirements or changes in the clinical care protocols and standards of care within the institutions in which our trials take place.

     In addition, we or the FDA may suspend the clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our Investigational New Drug Application ("IND") submissions or the conduct of these trials.

     A number of companies in the biotechnology and drug development industry have suffered significant setbacks in advanced clinical trials despite promising results in earlier trials. In the end, we may be unable to develop marketable products.

THE RESULTS OF THE CLINICAL TRIALS MAY NOT SUPPORT THE PRODUCT CANDIDATE CLAIMS.

     Even if the clinical trials are completed as planned, we cannot be certain that the results will support the product candidate claims or that the FDA or government authorities will agree with our conclusions regarding such results. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that the product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, the clinical trials will delay the filing of NDAs with the FDA and, ultimately, our ability to commercialize the product candidates and generate product revenues. In addition, the clinical trials involve a small patient population. Because of the small sample size, the results of these clinical trials may not be indicative of future results.

DELAYS IN PATIENT ENROLLMENT FOR CLINICAL TRIALS COULD INCREASE COSTS AND DELAY REGULATORY APPROVALS.

     The rate of completion of clinical trials will depend on the rate of patient enrollment. There may be substantial competition to enroll patients in clinical trials for other products in development. This competition has delayed the clinical trials of other biotechnology and drug development companies in the past. In addition, ongoing improvements in drug therapy, particularly for pain management drugs, may make it more difficult for us to enroll patients in our clinical trials as the eligible patient population may choose to enroll in clinical trials sponsored by other companies or choose other, recently-approved therapies. Delays in patient enrollment can result in increased development costs and delays in regulatory approvals.

PHYSICIANS AND PATIENTS MAY NOT ACCEPT AND USE OUR DRUGS WHICH WOULD CAUSE A CHANGE IN THE BUSINESS STRATEGY WITH ATTENDANT DELAYS AND NEEDS FOR CAPITAL FOR ANY NEW BUSINESS, AND POSSIBLY THE CESSATION OF BUSINESS.

     Even if the FDA approves our drugs, physicians and patients may not accept and use them. Acceptance and use of these drugs will depend upon a number of factors including:

     o perceptions by members of the health care community, including physicians, about the safety and effectiveness of these drugs and the use of controlled substances;

     o    cost-effectiveness of these drugs relative to competing products;

     o availability of reimbursement for the products from government or other healthcare payers; and

     o effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

     Because we expect sales of the current product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of any of these drugs to find market acceptance would harm our business and could require us to seek additional financing.

OUR ABILITY TO GENERATE PRODUCT REVENUES WILL BE DIMINISHED IF THE DRUGS SELL FOR INADEQUATE PRICES OR PATIENTS ARE UNABLE TO OBTAIN ADEQUATE LEVELS OF REIMBURSEMENT THEREBY REDUCING FUTURE LEVELS OF REVENUES AND THE ABILITY TO ACHIEVE PROFITABILITY.

     Our ability to commercialize the drugs, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:

     o    government and health administration authorities;

     o    private health maintenance organizations and health insurers; and

     o    other healthcare payors.

     Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Healthcare payors, including Medicare, routinely challenge the prices charged for medical products and services. Government and other healthcare payers increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for drugs. Even if the product candidates are approved by the FDA, insurance coverage may not be available, and reimbursement levels may be inadequate to cover such drugs. If government and other healthcare payors do not provide adequate coverage and reimbursement levels for any of the products, the post-approval market acceptance of its products could be diminished.

THE DRUG-DEVELOPMENT PROGRAMS DEPEND IN LARGE PART UPON THIRD-PARTY RESEARCHERS WHO ARE OUTSIDE OUR CONTROL.

     We depend upon independent investigators and collaborators, such as universities, medical institutions, and clinical research organizations, to conduct its pre-clinical and clinical trials under agreements with us. These collaborators are not our employees, and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourself. If outside collaborators fail to devote sufficient time and resources to these drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of which may compete with us. If these collaborators assist our competitors at our expense, our competitive position would be harmed.

WE WILL RELY EXCLUSIVELY ON THIRD PARTIES TO MANUFACTURE OUR PRODUCT CANDIDATES, WITHOUT ANY DIRECT CONTROL OVER TIMING FOR PRODUCTION AND DELIVERY, THEREBY POSSIBLY AFFECTING ANY FUTURE REVENUES.

     We have relied exclusively on a limited number of vendors to supply raw materials and finished goods for our product candidates, and the loss of one of these parties could harm our business. The FDA and regulatory agencies in other countries also periodically inspect manufacturing facilities, including third parties who manufacture products or active ingredients for us. The FDA may not believe that the chosen manufacturers have sufficient experience making the dosage forms that we have contracted with them to produce, and may subject those manufacturers to increased scrutiny. Pharmaceutical manufacturing facilities must comply with applicable good manufacturing practice standards, and manufacturers usually must invest substantial funds, time and effort to ensure full compliance with these standards. We will not have control over our contract manufacturers' compliance with these regulations and standards. Failure to comply with applicable regulatory requirements can result in sanctions, fines, delays or suspensions of approvals, seizures or recalls of products, operating restrictions, manufacturing interruptions, costly corrective actions, injunctions, adverse publicity against us and our products and possible criminal prosecutions.

     If we are unable to obtain sufficient supplies of raw materials or if there is a significant increase in the price of raw materials, our business would be seriously harmed. If any of the product candidates receives FDA approval, we expect to rely on one or more third-party contractors to supply our drugs. If the current or future third-party suppliers cease to supply the drugs in the quantity and quality we need to manufacture the drug candidates or if the current or future third-party suppliers are unable to comply with good manufacturing practice and other government regulations, the qualification of additional or replacement suppliers could be a lengthy process, and there may not be adequate alternatives to meet our needs, which would negatively affect our business. We may not be able to obtain the necessary drugs used in our products in the future on a timely basis, if at all.

IF WE ARE UNABLE TO HIRE ADDITIONAL QUALIFIED PERSONNEL, OUR ABILITY TO GROW THE BUSINESS MAY BE HARMED. WE MUST HIRE AND RETAIN SKILLED EMPLOYEES IN A TIGHT LABOR MARKET AND WILL BE SUBJECT TO HIGH LABOR COSTS AND RELATED INCREASED EMPLOYMENT EXPENSES.

     We will also need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. We will compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals, particularly in the New York City area, is intense, and we cannot be certain that our search for such personnel will be successful. Attracting and retaining qualified personnel will be critical to our success.

     Skilled employees in the industry are in great demand. We are competing for employees against companies located in the New York metropolitan area that are more established than we are and have the ability to pay more cash compensation than we do. We will require scientific personnel in many fields, some of which are addressed by relatively few companies. As a result, depending upon the success and the timing of clinical tests, we may experience difficulty in hiring and retaining highly skilled employees, particularly scientists. If we are unable to hire and retain skilled scientists, our business, financial condition, operating results and future prospects could be materially adversely affected.

     We currently have no designated sales and marketing staff, nor any internal sales or distribution capabilities. In order to commercialize the products, if any are approved, we intend to develop internal sales, marketing and distribution capabilities to target particular markets for our products, as well as make arrangements with third parties to perform these services for us with respect to other markets for our products. We may not be able to establish these capabilities internally or hire sales personnel with appropriate expertise to market and sell the products, if approved. In addition, even if we are able to identify one or more acceptable collaborators to perform these services for us, we may not be able to enter into any collaborative arrangements on favorable terms, or at all.

     If we enter into any collaborative arrangements for the marketing or sale of our products, our product revenues are likely to be lower than if we marketed and sold our products ourself. In addition, any revenues we receive would depend upon the efforts of our collaborators, which may not be adequate due to lack of attention or resource commitments, management turnover, change of strategic focus, business combinations or other factors outside of our control. Depending upon the terms of the collaboration, the remedies we may have against an underperforming collaborator may be limited. If we were to terminate the relationship, it may be difficult or impossible to find a replacement collaborator on acceptable terms, if at all.

IF WE CANNOT COMPETE SUCCESSFULLY FOR MARKET SHARE AGAINST OTHER DRUG COMPANIES, WE MAY NOT ACHIEVE SUFFICIENT PRODUCT REVENUES, AND OUR BUSINESS WILL SUFFER.

     The market for our product candidates is characterized by intense competition and rapid technological advances. If the product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than the products, or may offer comparable performance at a lower cost. If the products fail to capture and maintain market share, we may not achieve sufficient product revenues, and our business will suffer.

     We will compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have prescription analgesics already approved or in development. In addition, many of these competitors, either alone or together, with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in:

     o    developing drugs;

     o    undertaking preclinical testing and human clinical trials;

     o    obtaining FDA and other regulatory approvals of drugs;

     o    formulating and manufacturing drugs; and

     o    launching, marketing and selling drugs.

     The United States Food, Drug, and Cosmetic Act and FDA regulations and policies provide incentives to manufacturers to challenge patent validity or create modified, noninfringed versions of a drug in order to facilitate the approval of abbreviated new drug application for generic substitutes. These same incentives also encourage manufacturers to submit new drug applications, known as 505(b)(2) applications, that rely on literature and clinical data not generated by or for the drug sponsor. In light of these incentives and especially if our products are commercially successful, other manufacturers may submit and gain approval for either an abbreviated new drug application or a 505(b)(2) application that will compete directly with our products.

DEVELOPMENTS BY COMPETITORS MAY RENDER OUR PRODUCTS OR TECHNOLOGIES OBSOLETE OR NONCOMPETITIVE.

     Companies that currently sell both generic and proprietary opioid formulations include among others Abbott Laboratories, Alza Pharmaceuticals, AstraZeneca, Cephalon, Endo Pharmaceuticals, Elkins-Sinn, Janssen Pharmaceutica, McNeil Consumer Healthcare, Purdue Pharma, Roxane Laboratories and Watson Laboratories. Alternative technologies are being developed to improve or replace the use of opioids for pain management, several of which are in clinical trials or have recently been approved by the FDA. These alternatives include Elan's Prialt, Pfizer's Lyrica, and combination products from Endo Pharmaceuticals. In addition, companies pursuing distinct but related fields such as neuromodulation devices represent substantial competition. Many of these organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, longer drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than us. These organizations also compete with us to attract qualified personnel, parties for acquisitions, joint ventures or other collaborations.

IF WE FAIL TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS OR SECURE RIGHTS TO PATENTS OF OTHERS, THE VALUE OF OUR INTELLECTUAL PROPERTY RIGHTS WOULD DIMINISH.

     Our success, competitive position and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties. We are aware of a third party which could allege that certain uses of our product candidates infringe upon certain of such third party's proprietary rights. Although we do not intend to market our product candidates for such uses and we are not aware of any such uses currently in practice, we may not be able to avoid claims made by such third party as a result of our product candidates being used by consumers for purposes other than as marketed by us.

     We hold certain exclusive patent rights, including rights under U.S. patents and U.S. patent applications as well as rights under foreign patents and patent applications. We anticipate filing additional patent applications both in the U.S. and in other countries, as appropriate. However, we cannot predict:

     o the degree and range of protection any patents will afford us against competitors including whether third parties will find ways to challenge, invalidate or otherwise circumvent our patents;

     o    if and when patents will issue;

     o whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; or

     o whether we will need to initiate litigation or administrative proceedings which may be costly whether we win or lose.

     Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and inventions for which patents may be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, we require all of our employees, consultants, advisors and contractors to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of these trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired, and our business and competitive position would suffer.

IF WE INFRINGE THE RIGHTS OF THIRD PARTIES, WE COULD BE PREVENTED FROM SELLING PRODUCTS, FORCED TO PAY DAMAGES, AND INCUR SUBSTANTIAL COSTS IN DEFENDING LITIGATIONS.

     If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs, and we may have to:

     o obtain licenses, which may not be available on commercially reasonable terms, if at all;

     o    redesign its products or processes to avoid infringement;

     o    stop using the subject matter claimed in the patents held by others;

     o    pay damages; or

     o defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our management resources.

WE MAY BE EXPOSED TO LIABILITY CLAIMS ASSOCIATED WITH THE USE OF HAZARDOUS MATERIALS AND CHEMICALS.

     Our research and development activities involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for using, storing, handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, we could be held liable for any resulting damages, and any liability could materially adversely affect its business, financial condition and results of operations. In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products may require us to incur substantial compliance costs that could materially adversely affect its business, financial condition and results of operations.

WE MAY INCUR SUBSTANTIAL LIABILITIES AND MAY BE REQUIRED TO LIMIT
COMMERCIALIZATION OF OUR PRODUCTS IN RESPONSE TO PRODUCT LIABILITY LAWSUITS.

     The testing and marketing of medical products entail an inherent risk of product liability. Although side effects from clinical trials thus far have been generally limited to symptoms known to be associated with these well-established medications, such as dysphoria (a feeling of malaise), and nausea, we may be held liable if any more serious adverse reactions from the use of our product candidates occurs. The product candidates involve new methods of delivery for potent drugs that require greater precautions to prevent unintended use, especially since they are designed for patients' easy self-use rather than for administration by medical professionals. For example, the FDA may require us to develop a comprehensive risk management program for its product candidates to reduce the risk of improper patient selection, diversion and abuse. The failure of these measures could result in harmful side effects or death. As a result, consumers, regulatory agencies, pharmaceutical companies or others might make claims against us. If we cannot successfully defend ourself against product liability claims, we may incur substantial liabilities or be required to limit commercialization of the product candidates. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with corporate collaborators. We currently carry clinical trial insurance but do not carry product liability insurance. We, or any corporate collaborators, may not be able to obtain insurance at a reasonable cost, if at all. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate if any claim arises.

                           RISK RELATED TO MANAGEMENT

WE MAY NOT SUCCESSFULLY MANAGE OUR GROWTH WHICH COULD PREVENT ACHIEVEMENT OF OUR BUSINESS PLAN.

     Our success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational, and financial resources. To manage this growth, we must expand our facilities, augment our operational, financial and management systems, and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business would be harmed.

WE RELY ON KEY EXECUTIVE OFFICERS AND SCIENTIFIC AND MEDICAL ADVISORS WHOSE KNOWLEDGE OF OUR BUSINESS AND TECHNICAL EXPERTISE WOULD BE DIFFICULT TO REPLACE.

     We are highly dependent on Fred Mermelstein, Ph.D., Chief Executive Officer and President, as well as other executive officers, including Douglas A. Hamilton, Chief Operating Officer and Chief Financial Officer, and Daniel B. Carr, M.D., Chief Medical Officer. We do not have "key person" life insurance policies for any of our officers. We do not have employment agreements with any person other than with Dr. Carr. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales, if any, and diversion of management resources, which could adversely affect operating results.

     In addition, we rely on members of our scientific advisory board and consultants to assist us in formulating our research and development strategy. All of the members of our scientific advisory board and our clinical advisors have other jobs and commitments and may be subject to non-disclosure obligations that may limit their availability to work with us.

                                  MARKET RISKS

THE MARKET PRICE OF OUR COMMON STOCK ON THE OTC BULLETIN BOARD MAY FLUCTUATE SIGNIFICANTLY WHICH MAY CAUSE CERTAIN INVESTORS TO AVOID PURCHASING OUR SHARES.

     The market price of our common stock traded on OTC Bulletin Board may fluctuate significantly in response to factors, some of which are beyond our control, such as:

     o announcement of new products or product enhancements by us or our competitors;

     o    results of the testing and regulatory approval of our products;

     o developments concerning intellectual property rights and regulatory approvals and concerns;

     o quarterly variations in our and our competitors' results of operations;

     o changes in earnings estimates or recommendations by securities analysts;

     o    developments in our industry; and

     o general market conditions and other factors, including factors unrelated to our own operating performance.

     Further, the OTC Bulletin Board market in general has recently experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of such shares, which price volatility might be worse if the trading volume of our common stock is low because of the small number of our shares presently publicly available for sale.

BECAUSE IDDS BECAME PUBLIC BY MEANS OF A REVERSE MERGER, WE MAY NOT BE ABLE TO ATTRACT THE ATTENTION OF MAJOR BROKERAGE FIRMS OR INSTITUTIONAL BUYERS WHICH FOLLOW MORE MARKET ESTABLISHED COMPANIES.

     Additional risks may exist because IDDS became public through a "reverse merger." Security analysts of major brokerage firms and securities institutions may not cover us since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that established brokerage firms will want to conduct any financings for us in the future.

THERE IS ONLY A VOLATILE LIMITED MARKET FOR OUR COMMON STOCK THAT MAY ACCELERATE PRICE SWINGS.

     Recent history relating to the market prices of public companies indicates that, from time to time, there may be periods of extreme volatility in the market price of our securities because of factors unrelated to the operating performance of, or announcements concerning, the issuers of the affected stock, and especially for stock traded on the OTC Bulletin Board. Our common stock is not actively traded, and the bid and asked prices for our common stock have fluctuated significantly. In the past two fiscal years, the common stock traded on the OTC Bulletin Board from a high of $3.35 to a low of $0.07 per share, and since the acquisition of IDDS the market prices have ranged from $1.90 to $4.20. See "Market For Our Common Stock." General market price declines, market volatility, especially for low priced securities, or factors related to the general economy or to us in the future could adversely affect the price of the common stock.

WE MAY BE SUBJECT TO "PENNY STOCK" REGULATIONS THAT WOULD RESTRICT BROKERAGE FIRMS IN RECOMMENDING OUR COMMON STOCK.


     The Securities and Exchange Commission (the "SEC") has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. As of June 23, 2005, the closing price for our common stock was $2.40 per share and therefore, it may be designated a "Penny Stock." Although since December 6, 2004, we have met the net worth exemption from the "Penny Stock' definition, no assurance can be given that such exemption will be maintained. As a Penny Stock, our common stock may become subject to Rule 15g-9 under the Exchange Act of 1934, or the Penny Stock Rule. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.


     For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

     There can be no assurance that our common stock will qualify for exemption from the penny stock restrictions. In any event, even if our common stock were exempt from the Penny Stock restrictions, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

THE NUMBER OF SHARES BEING REGISTERED FOR SALE IS SIGNIFICANT IN RELATION TO OUR TRADING VOLUME RESULTING IN A MARKETING OVERHANG WHICH MAY BE DETRIMENTAL TO INVESTORS.

     All of the shares registered for sale on behalf of the selling stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. We have filed this registration statement to register these restricted shares for sale into the public market by the selling stockholders. These restricted securities, if sold in the market all at once or at about the same time, could depress the market price during the period the registration statement remains effective and also could affect our ability to raise equity capital. Any outstanding shares not sold by the selling stockholders pursuant to this prospectus will remain as "restricted shares" in the hands of the holder, except for those held by non-affiliates for a period of two years, calculated pursuant to Rule 144.

WE HAVE NEVER PAID DIVIDENDS AND WE DO NOT ANTICIPATE PAYING DIVIDENDS IN THE FUTURE.

     We do not believe that we will pay any cash dividends on our common stock in the future. We have never declared any cash dividends on our common stock, and if we were to become profitable, it would be expected that all of such earnings would be retained to support our business.

                           FORWARD LOOKING STATEMENTS

     Information included or incorporated by reference in this prospectus may contain forward-looking statements. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology.

     This prospectus contains forward-looking statements, including statements regarding, among other things, (a) regulatory responses to our product candidates, (b) our projected sales and profitability, (c) our technology, (d) anticipated trends in our industry, and (e) our needs for working capital. These statements may be found under "Management's Discussion and Analysis or Plan of Operations" and "Business," as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur.

                                 USE OF PROCEEDS

     We will not receive any portion of the proceeds from the sale of common stock by the selling stockholders. We may receive proceeds of up to $2,209,091 if all the warrants underlying some of the shares sold are exercised and no cashless-exercise procedure is used. Management currently anticipates that any such proceeds will be utilized for working capital and other general corporate purposes. We cannot estimate how many, if any, warrants may be exercised as a result of this offering.

     We are obligated to bear the expenses of the registration of the shares. We anticipate that these expenses will be approximately $250,000.

                                 DIVIDEND POLICY

     We have never declared dividends or paid cash dividends. We intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                           MARKET FOR OUR COMMON STOCK

PRINCIPAL MARKET AND MARKET PRICES


     Our common stock has traded in the over-the-counter market on the OTC Electronic Bulletin Board (OTCBB) under the symbol ITRD. The following table sets forth for the indicated periods the high and low closing prices of the common stock for the two fiscal years ended December 31, 2004 and for the period from January 1, 2005 through June 23, 2005, as reported on the OTCBB. These prices are based on quotations between dealers, and do not reflect retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.



--------------------------------------------------------------------------------------------------
                     FISCAL YEAR ENDING             FISCAL YEAR ENDED        FISCAL YEAR ENDED
FISCAL PERIOD            12/31/05*                       12/31/04                12/31/03
--------------------------------------------------------------------------------------------------
                    High          Low            High         Low            High         Low
--------------------------------------------------------------------------------------------------
First Quarter       $4.20         $2.40         $0.20        $0.15          $0.07        $0.07
--------------------------------------------------------------------------------------------------
Second Quarter       3.02          1.90          0.75         0.15           0.60         0.07
--------------------------------------------------------------------------------------------------
Third Quarter          --            --          0.85         0.40           0.20         0.20
--------------------------------------------------------------------------------------------------
Fourth Quarter         --            --          3.35         0.25           0.20         0.15
--------------------------------------------------------------------------------------------------


----------
*Through June 23, 2005.




APPROXIMATE NUMBER OF HOLDERS OF OUR COMMON STOCK

     On April 30, 2005, there were approximately 218 stockholders of record of our common stock, excluding record holders of IDDS common stock who have not yet exchanged the certificates for their IDDS shares for our common stock.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

     This discussion and analysis should be read in conjunction with our financial statements and accompanying notes included elsewhere in this prospectus. This discussion includes forward-looking statements that involve risks and uncertainties. Operating results are not necessarily indicative of results that may occur in future periods.

OVERVIEW

     We are a specialty pharmaceutical company that applies innovative proprietary technologies to develop new drugs and improved formulations of existing drugs that target current unmet and underserved medical need in the pain management market. Our product candidates are designed to offer enhanced pain relief, fewer adverse side effects and faster relief of pain compared to other currently available treatments. We have three late stage product candidates in clinical development: Dyloject(TM) (diclofenac sodium injectable), Rylomine(TM) (intranasal morphine) and PMI-100/150 (intranasal ketamine).

     We have devoted substantially all of our resources since we began our operations in February 1998 to the development of proprietary pharmaceutical products for the treatment of pain. We have not generated any revenues from product sales. Since our inception, we have incurred an accumulated net loss attributable to our common stockholders of approximately $52.8 million through March 31, 2005, excluding approximately $3.6 million deemed dividend. These losses have resulted principally from costs incurred in research and development activities, including acquisition of technology rights and general and administrative expenses. Research and development activities include costs associated with nonclinical and clinical trials, process development and improvement, clinical and commercial scale manufacturing. General and administrative related costs include salary, temporary and consulting expense in addition to non-cash stock based compensation associated with stock option grants issued to employees and non-employees.

     On December 6, 2004, we completed a reverse merger transaction with IDDS, whereby a newly-formed wholly-owned subsidiary of Intrac, Inc. merged with and into IDDS, with IDDS remaining as the surviving corporation and a wholly-owned subsidiary of Intrac. In consideration for their shares of IDDS, the former stockholders of IDDS received approximately 95.5% of the outstanding common stock of Intrac, Inc. After the merger, the executive officers and directors of IDDS become the executive officers and directors of Intrac, Inc.

     For accounting purposes, the merger transaction was treated as a reverse acquisition with IDDS as the acquiror and Intrac as the acquired party. Therefore, when we refer to our business and financial information relating to periods prior to the merger, we are referring to the business and financial information of IDDS. The merger with Intrac did not have any significant effects on our assets or liabilities or on our results of operations subsequent to the date of the merger.

     Since our inception, we have incurred approximately $40.3 million of research and development costs. The major research projects undertaken by us include the development of Dyloject(TM), Rylomine(TM) and PMI-100/150. Total research and development costs incurred to date for each of these products was approximately $3.9 million, $8.4 million and $7.8 million, respectively. In addition, there was approximately $1.6 million of research and development costs incurred since inception which do not relate to our major research projects and we incurred a charge of approximately $18.6 million related to our merger with Pain Management, Inc. and the acquisition of a licensing agreement.

     For various reasons, many of which are outside our control, including timing and results of our clinical trials, obtaining regulatory approval and dependence on third parties, we cannot estimate the total remaining costs to be incurred to commercialize our products, nor is it possible to estimate when, if ever, any of our products will be approved by regulatory agencies for commercial sale. In addition, we may experience adverse results in the development of our products, which could result in significant delays in obtaining approval to sell our products, additional costs to be incurred to obtain regulatory approval or failure to obtain regulatory approval. In the event any of our product candidates were to experience setbacks, it would have a material adverse effect on our financial position and operating results. Even if we successfully complete developments and obtain regulatory approval of one or more of our products, failure of physicians and patients to accept our products as a safe, cost-effective alternative compared to existing products would have a material adverse effect on our business.

     Our financial statements have been prepared on a going-concern basis, which assumes realization of assets and settlement of liabilities in the ordinary course of business. We have limited capital resources, net operating losses and negative cash flows from operations since inception and expect these conditions to continue for the foreseeable future. In addition, it is anticipated that we will not generate revenues from product sales during the year ending December 31, 2005. Management estimates that we have sufficient cash resources to fund our planned operations through March 2006 and have the ability if necessary to reduce discretionary spending to preserve cash resources. We will seek to raise additional funds through the sale of our equity securities. We may also seek to raise capital through collaborative arrangements with corporate sources or other sources of financing. There can be no assurance that such additional financing, if at all available, can be obtained on terms reasonable to us. In the event that the sufficient funds are not available, we will need to postpone or discontinue future planned operations and projects.

PLAN OF OPERATIONS


     Our plan of operations for the next 12 months involves conducting the necessary research and development to advance each of our three late stage product candidates through the drug development cycle. The development program is designed to support global product registration, although special emphasis is placed upon U.S. and European filings for drug approval and product registration. Currently, Dyloject(TM), Rylomine(TM) and PMI-100/150 are in the Phase II product development stage based upon U.S. regulatory classification. Over the coming year, development activity will focus on generating the necessary non-clinical and clinical data, and documenting the manufacturing requirements needed to support the submission package in request of the FDA End-of-Phase II meeting. The End-of-Phase II meeting is required in order to progress into Phase III trials and ultimately product registration. FDA typically schedules the End-of-Phase II meeting within six weeks of the meeting request, if accepted. If not accepted, the FDA informs the corporation of insufficiencies necessary to rectify in order to reschedule. The design, timing and cost of the Phase III development program will be largely determined by the clinical safety and efficacy data and feedback from the FDA at the End-of-Phase II meeting.


     Our lead product candidate in Europe is Dyloject(TM) which is in late stage clinical trials and our development activities will be focused primarily on supporting MAA submission for approval to sell this product. Rylomine(TM) and PMI-150 are in Phase II clinical trials. In July 2004, we initiated, a randomized, double-blind, placebo- and comparator-controlled Phase II/III pivotal clinical trail comparing the safety, efficacy and therapeutic equivalency of Dyloject(TM) to Voltarol(R). Over the coming year, we will focus on the completing the pivotal Phase II/III Dyloject(TM) trial and if the data is positive, filing that submission to European regulatory agencies for review and approval. This review and approval process typically takes 12-18 months to several years for approval, rejection, or approval subject to completion of additional requirements imposed on the company by the regulatory agency at the time of review completion. If the pivotal clinical trial data is not positive, the submission will not be filed this year and the timing, extent and cost of further drug development will not be known until the clinical program is reevaluated.

     In September 2004, the CHMP appointed France as the Rapporteur country, that will be responsible along with Germany for reviewing the Rylomine(TM) MAA filing. In January 2005, we initiated, a randomized, double-blind, placebo- and comparator-controlled Phase II clinical trial comparing the safety and efficacy of Rylomine(TM) to IV morphine. Over the coming year, we will focus on the completing this Phase II trial and other clinical studies in addition to seeking scientific advice from the French regulatory agency. The results of the clinical trials along with feedback from the French regulatory agency will determine the timing, extent and cost of the Rylomine(TM) product filing.

NON-CASH EXPENSE, BENEFICIAL CONVERSION FEATURE OF PREFERRED STOCK AND FINANCIAL SUPPORT PROVIDED BY A PRINCIPAL STOCKHOLDER

     Since our inception, we have issued stock or granted stock options or warrants to non-employee lenders and consultants and options to employees at prices below the fair value of the underlying common stock on the date of the grant for which we recorded non-cash expense of approximately $62,840 for the three months ended March 31, 2005, approximately $331,000 for the year ended

December 31, 2004, approximately $171,000 in 2003 and approximately $1.3 million in 2002.

     In December 2001, we issued 989,991 shares of Series B Preferred Stock in consideration of gross proceeds of approximately $5.5 million. The Series B conversion price represented a discount from the estimated fair value of our common stock at the time of issuance. Accordingly, the discount amount is considered incremental yield to the preferred stockholders and has been accounted for as a deemed dividend to preferred stockholders. Based on the conversion terms of the Series B Stock, a deemed dividend of approximately $3.6 million has been added to the net loss applicable to common stockholders in the year ended December 31, 2001.

     Since our inception and until September 30, 2002, Paramount Capital Investments, LLC provided us with office space, industry expertise, financial support and certain administrative and legal assistance at no cost to us. Paramount Capital Investments is an affiliate of Paramount Capital, Inc., which, in turn, is affiliated with one of our principal stockholders. Paramount Capital is an integrated, privately held, full-service investment banking firm specializing in private placements of equity and debt securities for publicly traded and privately held biotechnology and biopharmaceutical companies. The estimated fair value of Paramount's assistance has been reflected in the accompanying financial statements as an expense in the period benefited with a corresponding deemed capital contribution. The estimated fair value of the financial assistance totaled none in the three months ended March 31, 2005, the years ended December 31, 2004 and 2003, and $185,000 for the year ended December 31, 2002.

RESULTS OF OPERATIONS

     REVENUES. With the exception of revenues derived from government grants and contracts, we have generated no operating revenues since our inception and do not expect operating revenues for the foreseeable future. In October 2000, we the Company had received a grant of $1.2 million from the U.S. Department of Defense ("DOD"). In May 2003, the DOD extended funding of the development of PMI-100/150 by awarding us the Company a $4.3 million contract. The DOD contract was the sole source of contract and grant revenue for the three months ended March 31, 2005 and March 31, 2004 and the year ended December 31, 2004. The DOD reimburses the Company for certain research and development costs related to the PMI-100/150 development program. The DOD contract is billed monthly as costs are incurred.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses consist primarily of salaries and related expenses for personnel, materials and supplies used to develop our product candidates. Other research and development expenses include compensation paid to consultants and outside service providers and the costs to license acquired technologies that have no alternative future use. We expense research and development costs as incurred. We expect that we will continue to incur significant research and development expenses in the future as our three product candidates enter pivotal clinical trials and progress through the later stages of product development.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist primarily of salaries and other related costs for personnel in executive, finance, accounting, information technology and human resource functions. Other costs include facility costs and professional fees for legal and accounting services.

     INTEREST INCOME AND EXPENSE. Interest income consists of interest earned on our cash and cash equivalent balances. Interest expense consists of interest incurred on loans.

RESULTS FROM OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

     REVENUES. Contract revenue decreased from approximately $445,000 for the quarter ended March 31, 2004 to approximately $368,000 for the quarter ended March 31, 2005. The decrease is attributable to reduced external clinical trial expenditures billable to the DOD contract.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased from approximately $763,000 for the quarter ended March 31, 2004 to $1.1 million for the quarter ended March 31, 2005. The increase in research and development expense resulted from the advancement of each of our three late stage product candidate development programs.

     Dyloject(TM) clinical development costs increased as the development program advanced to the pivotal phase in Europe. In the first quarter of 2005, we had approximately $13,000 in higher clinical development costs associated with the ongoing pivotal European registration trial and approximately $48,000 in higher European regulatory consulting costs.

     Rylomine(TM) clinical development costs increased by approximately $203,000 associated with the advancement of the product development program in the US and Europe. Also in the first quarter of 2005, we completed process development, scale-up, and manufacturing of three Rylomine(TM) production lots, these costs totaled approximately $21,000.

     PMI-100/150 clinical development costs increased by approximately $90,000, associated with the implementation of feedback received from the FDA at the end-of-phase II meeting held in the second quarter of 2004.

     We expect our research and development expenses to continue to increase in the next few years as we expand our development efforts and our drug candidates pass from mid stage clinical trials to late stage clinical trials and file for regulatory approvals. The increase may fluctuate from period to period due to the time and nature of clinical trial expenditures and regulatory filings.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased from approximately $429,000 for the quarter ended March 31, 2004 to approximately $1 million for the quarter ended March 31, 2005.

     Salary and related benefit expenses increased by approximately $228,000 due to the increase of executive and managerial level personnel. One time relocation expenses associated with both administrative and development personnel totaled approximately $43,000. Non-cash compensation increased approximately $144,000, from amortization of deferred stock option expense Due to activities associated with being a public company, we encountered higher legal, accounting, travel and insurance expenses, approximately $86,000, $45,000, $25,000, and $25,000, respectively.

     We expect recurring general and administrative expenses to increase further primarily as a result of hiring additional personnel and the opening of our Cambridge, Massachusetts office space.

YEARS ENDED DECEMBER 31, 2004 AND 2003

     REVENUES. Contract revenue decreased from approximately $1.1 million for the year ended December 31, 2003 to approximately $837,000 for the year ended December 31, 2004. During 2004, the DOD contract was the sole source of contract revenue. The decrease is attributable to reduced external clinical trial expenditures billable to the DOD contract.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased from approximately $2.2 million for the year ended December 31, 2003 to $4.8 million for the year ended December 31, 2004. The increase in research and development expense resulted from the advancement of each of our three late stage product candidate development programs.

     Dyloject(TM) clinical development and manufacturing costs increased as the development program transitioned to the pivotal phase in Europe. In the first quarter of 2004, we completed a bioequivance trial and in the third quarter, initiated patient enrollment in the pivotal European registration trial. Also in 2004, we completed process development, scale-up and manufacturing of three Dyloject(TM) production lots.

     Rylomine(TM) regulatory, biostatistical and manufacturing costs increased associated with advancing the clinical development program in the US and greater regulatory activity in Europe. In the third quarter of 2004, we submitted a pre-submission meeting request package to the EMEA and in the fourth quarter of 2004, a pre-MAA meeting was held with the Agency. Also in 2004, we completed process development, scale-up and preparation activities associated with the future manufacturing of Rylomine(TM).

     PMI-100/150 clinical and regulatory costs increased associated with preparation for the end-of-phase II meeting held with the FDA in the second quarter of 2004. Expenses associated with achievement of certain clinical and regulatory milestones under the terms of the license agreement increased by approximately $750,000 in 2004. Nonclinical expenses associated with the initiation of the carcinogenicity program for PMI-100/150 and contract laboratory expenses increased by approximately $260,000.

     Clinical development expenses increased by approximately $1.2 million due to an increase in the number of patients enrolled into clinical studies and an increase in contract research costs in support of the Dyloject(TM) and PMI-100/150 programs. Manufacturing expenses increased by approximately $474,000 due to increased activity associated with compliance to European regulatory filing requirements for Rylomine(TM) and Dyloject(TM), and clinical drug supply requirements for PMI-100/150 clinical trials. Regulatory expenses increased by approximately $119,000 due to increased regulatory activity associated with each of the three development programs.

     We expect our research and development expenses to continue to increase in the next few years as we expand our development efforts and our drug candidates pass from mid stage clinical trials to late stage clinical trials and file for regulatory approvals. The increase may fluctuate from period to period due to the time and nature of clinical trial expenditures and regulatory filings.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased from approximately $2.0 million for the year ended December 31, 2003 to $2.7 million for the year ended December 31, 2004.

     Salary expenses declined by approximately $70,000 due to a reduction in full time headcount that was partially offset by temporary headcount and consulting costs which increased by approximately $428,000. Due to financing and merger activities, we incurred higher legal, accounting, travel and printing expenses, approximately $221,000, $198,000, $64,000, and $29,000, respectively. Rent expenses decreased by approximately $235,000 following the relocation of our New York head office in December 2003 to our present location.

     INTEREST INCOME. Interest income decreased from approximately $14,000 for the year ended December 31, 2003 to approximately $9,000 for the year ended December 31, 2004 due to lower average invested balances of cash and cash equivalents in 2004.

     INTEREST EXPENSE. Interest expense increased from approximately $18,000 for the years ended December 31, 2003 to approximately $356,000 for the year ended December 31, 2004 due to an increase in interest charges of approximately $315,000 associated with a Debenture Note issued in November 2004 and retired in December 2004 and approximately $8,000 associated with deferral of a milestone payment associated with a license agreement.

YEARS ENDED DECEMBER 31, 2003 AND 2002

     REVENUES. Grant revenue increased from $287,246 for the year ended December 31, 2002 to $1.1 million for the year ended December 31, 2003. The increase is attributable to an increase in the proportion of activity associated with fulfilling our obligations under the DOD contract and the addition of reimbursable subprojects associated with the May 2003 DOD contract extension.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses decreased from approximately $2.4 million for the year ended December 31, 2002 to approximately $2.2 million for the year ended December 31, 2003. The decrease in research and development expense was associated with a decline of approximately $866,000 in license fees and milestone payments associated with the Shimoda licensing agreement which were partially offset by higher consulting costs associated with the in-house preparation for US and European regulatory meetings in 2003.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased from approximately $6.0 million for the year ended December 31, 2002 to approximately $2.0 million for the year ended December 31, 2003. The decrease in general and administrative expense was due to approximately $840,000 in lower legal, accounting and administrative costs associated with fundraising activities and approximately $1.2 million in lower non-cash compensation charges associated with stock options granted to employees at below fair value and to non-employees. Salary and benefit expenses declined by approximately $600,000 due to a reduction in full time headcount from 17 in January 2003 to 10 in

December 2003 and was partially offset by higher temporary headcount and consulting costs. These measures were taken to preserve cash prior to completion of the sale of our Series C Preferred Stock in a private placement financing, which was completed in August 2003. In addition, approximately $1.3 million of offering costs were expensed in 2002 in connection with the withdrawal of our registration statement on Form S-1 in July 2002.

     INTEREST INCOME. Interest income decreased from approximately $60,000 for the year ended December 31, 2002 to approximately $14,000 for the year ended December 31, 2003 due to lower average invested balances of cash and cash equivalents in 2003.

     INTEREST EXPENSE. Interest expense increased from approximately $4,000 for the year ended December 31, 2002 to approximately $18,000 for the year ended December 31, 2003, resulting from the issuance of a note in November 2002 which was retired in August 2003.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through the private placement of our equity securities, debt financings and contract revenue primarily from the U.S. Department of Defense. We intend to continue to use the proceeds from these sources to fund research and development activities, capital expenditures, working capital requirements and other general purposes. As of March 31, 2005, we had cash and cash equivalents of approximately $11.3 million.

     In December 2004, we raised approximately $18.1 million through the sale of approximately 6.1 million shares of Common Stock at $2.95 per share in a private placement. During 2003, we raised proceeds of approximately $4 million in a private placement of Series C Preferred Stock, priced at $1.50 per share. Management believes the Company has sufficient resources to fund our operations for at least the twelve months beyond March 31, 2005. We may be required to raise additional funds to meet long-term planned goals. There can be no assurance that additional financing, if at all available, can be obtained on terms acceptable to us. If we are unable to obtain such additional financing, future operations will need to be scaled back or discontinued.

     From inception through March 31, 2005, net cash used in operating activities was approximately $28.7 million. Net cash used in operating activities increased to approximately $3.5 million for the three months ended March 31, 2005 from approximately $1.1 million for the three months ended March 31, 2004. Cash outflows of $1.5 million were used for outstanding payables as of December 31, 2004. Net cash used in operating activities increased to approximately $4.5 million for the year ended December 31, 2004 from approximately $2.8 million for the year ended December 31, 2003. Higher cash outflows for general and administrative and research and development expenses were partially offset in 2004, by an increase of approximately $1.3 million in accounts payable accrued expenses and a $0.5 million increase due to a license of PMI 100/150. Net cash used in operating activities decreased from approximately $6.8 million for the year ended December 31, 2002 to approximately $2.8 million for the year ended December 31, 2003. Net cash used in operating activities decreased in 2003 primarily due to reduced general and administrative and research and development expenses. This decline was partially offset in 2002 by approximately $1.3 million in non-cash charge associated with stock-based employee compensation.

     As a development stage enterprise, our primary efforts, to date, have been devoted to conducting research and development, raising capital, forming collaborations and recruiting staff. We have limited capital resources and revenues, have experienced a $52.8 million net loss (excluding approximately $3.6 million deemed dividend), attributable to our common stockholders and have had negative cash flows from operations since inception. These losses have resulted principally from costs incurred in research and development activities, including acquisition of technology rights and general and administrative expenses. As of March 31, 2005, we have paid an aggregate of $5.6 million and $1.7 million in cash since inception to West Pharmaceutical and Shimoda Biotech (Proprietary) Ltd., respectively. We expect to incur additional operating losses until such time as we generate sufficient revenue to offset expenses and may never achieve profitable operations.

     We expect our cash requirements for operating activities will increase due to the following future activities:

     o Conduct remaining nonclinical programs, including carcinogenicity studies to support both Rylomine(TM) and PMI-100/150 regulatory submission and label extensions;

     o Conduct clinical programs, including phase III clinical trials to support regulatory submissions and label extensions of our product candidates;

     o Continue to support GMP drug supply requirements of our nonclinical and clinical trials; complete formal stability testing, analytical development, methods development, specification development and commercial scale-up;

     o    Maintain, protect and expand our intellectual property;

     o    Develop expanded internal infrastructure; and

     o    Hire additional personnel.

     From inception through March 31, 2005, net cash used in investing activities was approximately $213,000, primarily due to the acquisition of manufacturing equipment, furniture and fixtures and office equipment. Net cash used in investing activities was approximately $2,000 for the three months ended March 31, 2005 compared to $119,000 for the year ended December 31, 2004 compared to $35,000 in 2003 and approximately $20,000 in 2002. Fluctuations in net cash used in/provided by investing activities since inception are due primarily to changes in capital expenditures. From inception to March 31, 2005, capital expenditures have not been material resulting from our use of contract manufacturing facilities. We expect that cash used for investing activities will increase in 2005, associated primarily with investment in commercial scale manufacturing and filling equipment required for the advancement of our product candidates to late stage development and commercial production.

     From inception through March 31, 2005, net cash provided by financing activities was approximately $40.3 million. There was no change in net cash provided by financing activities for the three months ended March 31, 2005 from the year ended December 31, 2004. Net cash provided by financing activities increased to $16.2 million for the year ended December 31, 2004 from approximately $3.8 million for the year ended December 31, 2003 and approximately $1.3 million in 2002. Our financing activities raised net cash of approximately $16.2 million from the private placement of our common stock in 2004 and $3.8 million from private placement of Series C Preferred Stock in 2003. In 2002, $0.5 million in proceeds from a note payable were received. In 2001, $0.8 million of offering costs related to our Form S-1 registration statement were capitalized as prepaid offering costs which were recognized as expense in 2002 when the registration statement was withdrawn.

CONTRACTUAL OBLIGATIONS

     The following table summarizes our contractual obligations as of March 31, 2005:


                             PAYMENTS DUE BY PERIOD

                                     Total          <1Yr.         1-3 Yr.          3-5 Yr.      Beyond
                                     -----          -----         -------          -------      ------
                                                                                                 5 yr.
                                                                                                 -----
Operating Leases(1)                $477,568       $218,910        $251,848         $6,810            --

Archimedes and Shimoda          $11,000,000             --      $2,500,000     $4,500,000     $4,000,000
License Agreements(2)

Total                           $11,477,568       $218,910      $2,751,848     $4,506,810     $4,000,000


     The known due dates of our contractual obligations do not extend beyond three years, however see footnotes below.

     (1) We lease two locations. Our New York office has approximately 5,500 square feet of general office space and our Boston office has 3,200 square feet of general office space in addition to small equipment leases.

     (2) Under the license agreements with Archimedes Pharama Limited (assigned from West Pharmaceutical), we may be required to pay an aggregate of $5.0 million for research and development milestones if certain defined events occur, which include the first filing of a marketing authorization application with a regulatory agency, first approval of a marketing authorization application and the first commercial sale of a licensed product. Under the license agreement with Shimoda Biotech (Proprietary) Ltd., we may be obligated to pay an aggregate of $6.0 million upon the occurrence of specified developmental milestones, which include the filing of an NDA with the FDA for Dyloject(TM), the approval of an NDA by the FDA and the first commercial sale of a licensed product and pay a royalty based upon our and our sublicensees' sales of products. The timing of the remaining milestones is dependent upon factors that are beyond our control, including our ability to recruit patients, the outcome of future clinical trials and any requirements imposed on our clinical trials by regulatory agencies. However, for the purpose of the above table, we have assumed that the payment of the milestones will occur between two and more than five years, from December 31, 2004, which is subject to change, as noted.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

     REVENUE RECOGNITION. We have been awarded government grants and contracts from the U.S. Department of Defense ("DOD") and the National Institutes of Health (the "NIH"), which are used to subsidize our research and development projects. The DOD reimburses the Company for certain research and development subproject costs related to the PMI-100/150 development program. DOD and NIH revenue is recognized as subsidized project costs for each period are incurred. Contact and grant revenue is derived from internal headcount expense and external contractual expense, both of which are highly dependent on the timing, order and relationship of individual reimbursable subprojects. Our grant submissions may fluctuate from period to period due to the timing and scope of these activities and the results of studies and clinical trials.

     RESEARCH AND DEVELOPMENT COSTS. Since our inception, we have incurred approximately $40.3 million of research and development costs. The major research projects undertaken by us include the development of Dyloject(TM), Rylomine(TM) and PMI-100/150. We expense all research and development costs as incurred for which there is no alternative future use. For various reasons, many of which are outside our control, including timing and results of our clinical trials, obtaining regulatory approval and dependence on third parties, we cannot estimate the total remaining costs to be incurred to commercialize our products, nor is it possible to estimate when, if ever, any of our products will be approved by regulatory agencies for commercial sale. In addition, we may experience adverse results in the development of our products, which could result in significant delays in obtaining approval to sell our products, additional costs to be incurred to obtain regulatory approval or failure to obtain regulatory approval. In the event any of our product candidates were to experience setbacks, it would have a material adverse effect on our financial position and operating results. Even if we successfully complete developments and obtain regulatory approval of one or more of our products, failure of physicians and patients to accept our products as a safe, cost-effective alternative compared to existing products would have a material adverse effect on our business.

     STOCK BASED COMPENSATION. We use the intrinsic-value method of accounting for stock-based awards granted to employees in accordance with Accounting Principles Board Opinion No. 25 ("APB No. 25") and its related interpretations. Accordingly, we recognize compensation expense in our financial statements in connection with stock options granted to employees if the terms of the option grant are not fixed or the exercise price is less than the fair value of our common stock at the time the stock option is granted.

     The fair value of the options and warrants granted to non-employees for financing, goods or services are included in our financial statements and expensed over the life of the debt, as the good are utilized or services performed, respectively. Securities issued in connection with services or financings were valued based on the estimate of fair value of the securities issued as determined by management. While we were a privately held company, the fair value of our common stock for purposes of determining compensation expense, if any, under APB No. 25 was based on amounts paid by outside investors for our preferred stock in recent financings, the progress of our research and development programs and other related factors. The fair value of options granted to non-employees is estimated using a Black-Scholes option valuation model. This model has a number of variables, including expected volatility of our common stock, expected term, dividend yield and risk free interest rate. Volatility, while we were privately held, was based upon the average volatility of publicly traded peer companies in the biopharmaceutical industry. The expected term is the median expiration period of the underlying options. The risk free interest rate was calculated from the weighted average yield of the zero coupon bond corresponding to the same issue and expiration date of the option. A change in any of the assumptions noted herein could have a material impact on our reported operating results.

INCOME TAXES

     As of March 31, 2005, we had approximately $24.2 million of net operating loss carryforwards available to offset future taxable income. These carryforwards will expire between 2018 and 2024. We have incurred operating losses since inception and have established valuation allowances equal to the total deferred tax assets due to the uncertainty with respect to achieving profitable operations in the future. Should the uncertainty regarding our ability to achieve profitable operations change in the future, we would reverse all or a portion of the valuation allowance, the effect of which could be material to our financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

     In April 2004, the Emerging Issues Task Force issued Statement No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share ("EITF 03-6"). EITF 03-6 addresses a number of questions regarding the computation of earnings per share (EPS) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. EITF 03-6 defines participation rights based solely on whether the holder would be entitled to receive any dividends if the entity declared them during the period and requires the use of the two-class method for computing basic EPS when participating convertible securities exist. In addition, EITF 03-6 expands the use of the two-class method to encompass other forms of participating securities and is effective for fiscal periods beginning after March 31, 2004. Although we have participating securities, since we have had net losses since inception, EITF 03-6 is not applicable to any period presented and our adoption of EITF 03-6 did not have an impact on our financial statements.

     In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123R ("SFAS No. 123R"), Share-Based Payment. SFAS No. 123R revises SFAS Statement No. 123, Accounting for Stock-Based Compensation and supersedes APB No. 25, Accounting for Stock issued to Employees, and its related implementation guidance. The provisions of SFAS No. 123R require a public entity to expense, in the income statement, the fair value of awards of equity instruments exchanged for employee services, based on the grant-date fair value of those awards. The grant-date fair value of equity instruments will be estimated using an appropriate option pricing model and will be recognized over the vesting period of the awards. SFAS No. 123R will be effective, for public companies, for interim or annual reporting periods that begin after June 15, 2005. SFAS No. 123R allows companies to choose from several transition methods for recognizing the cost of share-based awards granted to employees prior to adoption of the Standard. We are in the process of analyzing the appropriate transition method to adopt and expect the adoption of SFAS No. 123R to have a material impact on our financial statements by increasing operating expenses, net loss attributable to common stockholders and net loss per share attributable to common stockholders.

                                    BUSINESS

BACKGROUND

     Intrac, Inc. was incorporated in the State of Nevada on September 6, 2000. Initially, our plan was to manufacture, market and enhance an electro-optical device. Those operations ceased in late 2001. We had no active operations until December 2004. Since then, the operations of IDDS have become all of our commercial operations.

     Effective December 6, 2004, upon a reverse merger among IDDS, our subsidiary formed for such purpose and us, IDDS became our wholly-owned subsidiary. Immediately prior to the merger, IDDS had completed a private placement of 6,028,916 shares of its common stock at $3.00 per share. Upon the merger, each outstanding share of IDDS common stock was exchanged for 1.0184107 shares of our common stock, all outstanding warrants and options to purchase IDDS common stock were exchanged for our options and warrants, with the exercise prices and number of shares adjusted for the exchange ratio, and our outstanding debentures were converted into common stock and we repurchased all of outstanding preferred stock for $1.00. The former IDDS stockholders became holders of approximately 95.5% of our shares outstanding after the merger. IDDS executive officers and directors then also became our executive officers and directors.

OVERVIEW

     We are a specialty pharmaceutical company that applies proprietary technologies to develop new products and improved formulations of existing drugs that target current unmet and underserved medical need primarily in the pain management market. We develop simple and user-friendly products, including new modes and routes of delivery for drugs optimized for relieving moderate-to-severe pain. In doing so, we intend to offer novel proprietary products that in some cases can be administered in a less invasive manner and generally should offer either improved safety or efficacy, or both, when compared to the currently available formulations on the market. In addition, the product choices currently available for the treatment of moderate-to-severe pain are limited in the doses that may be given due to side effects, including cardiovascular depression, tolerance and addiction, respiratory depression, constipation, sedation and general diminution of quality of life. Our product candidates are focused, in part, on treating a variety of pain disorders ranging from acute and episodic moderate-to-severe pain associated with breakthrough cancer pain, post-operative pain, post-trauma pain, such as orthopedic injury pain, procedural pain and burn pain. We believe that our products assuming regulatory approvals, will offer the medical community and patients significant benefit and alternatives to the prescription pain medications available to pain sufferers today.

     Our plan of operations for the next 12 months involves conducting the necessary research and development to advance each of our three late stage product candidates through the drug development cycle. The development program is designed to support global product registration, although special emphasis is placed upon U.S. and European filings for drug approval and product registration. Currently, Dyloject(TM), Rylomine(TM) and PMI-100/150 are in the Phase II product development stage based upon U.S. regulatory classification. Over the coming year, development activity will focus on generating the necessary non-clinical and clinical data, and documenting the manufacturing requirements needed to support the submission package in request of the FDA End-of-Phase II meeting. The End-of-Phase II meeting is required in order to progress into Phase III trials and ultimately product registration. FDA typically schedules the End-of-Phase II meeting within six weeks of the meeting request, if accepted. If not accepted, the FDA informs the corporation of insufficiencies necessary to rectify in order to reschedule. The design, timing and cost of the Phase III development program will be largely determined by the clinical safety and efficacy data and feedback from the FDA at the End-of-Phase II meeting.

     Our lead product candidate in Europe is Dyloject(TM) which is in late stage clinical trials and our development activities will be focused primarily on supporting MAA submission for approval to sell this product. Rylomine(TM) and PMI-150 are in Phase II clinical trials. In July 2004, we initiated, a randomized, double-blind, placebo- and comparator-controlled Phase II/III pivotal clinical trail comparing the safety, efficacy and therapeutic equivalency of Dyloject(TM) to Voltarol(R). Over the coming year, we will focus on the completing the pivotal Phase II/III Dyloject(TM) trial and if the data is positive, filing that submission to European regulatory agencies for review and approval. This review and approval process typically takes 12-18 months to several years for approval, rejection, or approval subject to completion of additional requirements imposed on the company by the regulatory agency at the time of review completion. If the pivotal clinical trial data is not positive, the submission will not be filed this year and the timing, extent and cost of further drug development will not be known until the clinical program is reevaluated.

     In September 2004, the CHMP appointed France as the Rapporteur country, that will be responsible along with Germany for reviewing the Rylomine(TM) MAA filing. In January 2005, we initiated, a randomized, double-blind, placebo- and comparator-controlled Phase II clinical trial comparing the safety and efficacy of Rylomine(TM) to IV morphine. Over the coming year, we will focus on the completing this Phase II trial and other clinical studies in addition to seeking scientific advice from the French regulatory agency. The results of the clinical trials along with feedback from the French regulatory agency will determine the timing, extent and cost of the Rylomine(TM) product filing.

     IDDS has licensed the worldwide exclusive rights to develop and commercialize proprietary formulations of Dyloject(TM) (diclofenac sodium injectable), Rylomine(TM) (intranasal morphine), and PMI-100/150 (intranasal ketamine). The existing formulations of these parent drugs, including oral diclofenac, oral and injectable morphine, and injectable ketamine, are well-known prescription medications with well-documented profiles of safety, efficacy and cost-effectiveness.

     All three of the product candidates are in mid-to-late stage clinical trials as shown below:


PRODUCT CANDIDATE           INDICATION                                     DEVELOPMENT STAGE

Dyloject(TM)                U.S.        Post-operative pain                Phase II
(injectable diclofenac)     Europe      Post operative pain,               Phase II/III
                                        anti-inflammatory

Rylomine(TM)                U.S.        Acute moderate-to-severe pain      Phase II
(intranasal morphine)       Europe      Acute moderate-to-severe pain,     Phase II
                                        breakthrough pain

PMI-150                     U.S.        Acute moderate-to-severe pain,     Phase II
(intranasal ketamine)                   breakthrough pain
                            Europe      Acute moderate-to-severe pain,     Phase II
                                        breakthrough pain




     Fulfillment of both European and U.S. Food & Drug Administration's ("FDA") regulatory requirements typically takes several years, depending upon the type, complexity and novelty of the product candidate, and requires substantial resources towards product filing and approval. We have successfully completed bioequivalency studies and has initiated the pivotal clinical program of Dyloject(TM) for the European markets and if successful, expects to file a marketing authorization application ("MAA"). In the U.S., we expect to file an End-of-Phase II package with the FDA for Dyloject(TM) and Rylomine(TM) in 2005. Lastly, we expect to complete PMI-100/150 Phase II clinical trials in the U.S. in 2005.


     Through March 31, 2005, we had invested approximately $40.3 million in research and development activities. The proprietary technology used to develop the product candidates is protected by patents filed and/or approved both in the United States and worldwide. Since inception, IDDS has been awarded approximately $6 million in competitive and peer-reviewed government funding, including contracts from the U.S. Department of Defense and grants from the National Institutes of Health/National Cancer Institute.

PAIN PHARMACEUTICALS MARKET OVERVIEW


     The value of the global pharmaceutical market for pain relief was approximately $23 billion in 2004 (www.arrowheadpublishers.com/PainTherapeutics.html). Two-thirds of the dollar volume of the U.S. prescription pain medication market is for drugs used to treat chronic pain, and one-third is for drugs used for indications associated with acute pain. Our products are designed to fulfill unmet and underserved medical needs for a number of moderate-to-severe pain indications, including breakthrough cancer pain, post-operative pain, breakthrough lower back pain, orthopedic injury pain, and burn pain. Despite advances in medicine and the development of new prescription pain medications, we believe that treatment for these indications remains a critical area of unmet and underserved medical need.

MARKET OPPORTUNITY

     Despite advances in medicine and the development of new drugs, pain relief remains a critical area of unmet and underserved medical need. Increasingly, patients, advocacy groups, and the media are highlighting the shortcomings of pain management. The Joint Commission for the Accreditation of Healthcare Organizations has recently introduced new standards for pain assessment and control, but the methods to achieve these standards are still not optimal. Commercially available oral pain medications provide a slow onset of pain relief, generally taking 15-20 minutes and sometimes as long as 40 minutes. Undertreatment or overtreatment often results from the difficulty in matching the doses of currently available drugs to the patient's level of pain. Further, these currently available drugs can be simply ineffective. Other shortcomings of existing pain drugs include poor side effect profiles and the invasive, resource-intensive nature of intravenous administration.

     We are developing differentiated pain control products that provide the flexibility and versatility required to adequately address the limitations of existing prescription pain pharmaceuticals. First, all three of our product candidates appear to work faster than the oral formulations of the currently available prescription pain products. These product formulations rapidly deliver our drugs into the bloodstream following either IV or intranasal administration and provide appreciable relief of moderate-to-severe pain within ten minutes according to initial clinical results.

     Second, Rylomine(TM) and PMI-100/150 product candidates address patient and provider preferences for self-medication and less invasive administration. Both have IV-like pharmacokinetics without the invasive nature of IV administration or the need for costly and cumbersome patient controlled analgesia devices. These product candidates present a significant opportunity for drug therapy both inside and potentially outside the hospital or provider setting. The economic benefit is compelling as the nasal route of administration eliminates the need for personnel and equipment necessary to establish an IV line. In addition, a non-invasive route of delivery reduces the incidence of needle-stick injuries and the potential for transmission of blood-born viruses. Finally, the ability to self-regulate provides an important benefit of control to the patient and avoids doses that are higher than necessary to achieve safe and effective management of pain.

     Third, Dyloject(TM) and PMI-100/150 product candidates provide alternatives to the use of opioids such as morphine for treating moderate-to-severe pain. Opioid administration to trauma patients must be undertaken with great caution, vigilance and repeated titration of very small doses due to their recognized risks of lowering blood pressure and causing respiratory depression. PMI-100/150 has been used off-label to treat trauma pain, as it does not have the same potentially lethal, dose-limiting side effects as an opioid. The typical treatment of breakthrough pain requires a combination of various opioids. When used in combination with opioids, ketamine has been reported to reduce the dependence on opioids, thereby reducing the requirement for narcotics, and enhancing the patient's overall quality of life

     Dyloject(TM) has the potential to provide an attractive alternative to opioids for the treatment of post-operative pain. Our most significant U.S. competitor in the injectable nonsteroidal anti-inflammatory drugs ("NSAID") category is ketorolac tromethamine. When first launched, this drug had significant sales prior to FDA's imposing a black box warning limiting the combined duration of IV plus oral use of Toradol(R) to five days because of the risk of serious adverse events. Oral diclofenac can be used safely in excess of five days and has a considerably superior safety profile. IDDS' Dyloject(TM) product candidate would be the first injectable version of diclofenac to be marketed in the U.S. Europe presents a meaningful opportunity for IDDS' product as well since injectable Voltarol(R) (diclofenac sodium) has significant drawbacks including the need to freshly prepare, buffer and dilute at the pharmacy and infuse to the patient slowly over 30 minutes.

     Oral diclofenac is the leading prescribed product in the post-operative pain category. Dyloject(TM) would provide the medical healthcare provider, for the first time, an injectable version of this drug for use in the immediate post-operative, in-hospital period. We anticipate the consistency of parent drug and the drug's dosage and administration regimen will allow for easy transition from injectable to oral diclofenac when post-operative patients are able to resume oral intake, thereby lowering the barrier to entry and driving product adoption.

PAIN INDICATIONS

     The following describes the five key pain indications targeted by IDDS.

-- BREAKTHROUGH CANCER PAIN

     The prevalence of cancer pain is growing due to the progressive aging of the general population and further increases in cancer survival rates as a result of new therapies and treatments. Cancer pain represents the sum of continuous or baseline pain, for which round-the-clock regimens of long-acting analgesics are generally recommended, plus intermittent or breakthrough pain, for which the current standard of care is to administer as-needed, immediate-release oral opiods
(www.ncbi.nlm.nih.gov/books/bv.fcgi?rid=hstat6.chapter.18803). Breakthrough cancer pain is characterized by episodes of acute, moderate-to-sever pain that suddenly flare up and overcome a standing, by-the-clock pain management regimen (www.whocancerpain.wisc.edu/eng/17_4/Interview) This type of pain is particularly difficult to treat due to its severity, rapid onset, and the often unpredictable nature of its occurrence. On average, patients suffering from breakthrough cancer pain experience one to five breakthrough episodes per day. Based upon careful estimates of the prevalence of cancer breakthrough pain conducted both within the US. and internationally (www.whocancerpain.wisc.edu/eng/17_4/Research), we estimate that about two-thirds of the approximately 785,000 patients in the U.S. suffering from moderate-to-severe cancer pain require treatment for breakthrough pain. We believe, based upon the properties that our product candidates have displayed in our clinical trials to date, that one or more of them might provide a faster-acting and more effective alternative treatment for breakthrough cancer pain.

-- POST-OPERATIVE PAIN

     Post-operative pain is typically attributable to acute, moderate-to-severe pain and is the direct result of a surgical procedure and the resulting inflammation associated with the trauma of surgery Each year in the U.S., 15 million surgeries are performed that require opioid therapy. Post-operative pain following minor surgical procedures is usually treated with oral or parenteral NSAIDs or a weak oral opioid. More invasive surgical procedures require hospitalization for monitoring and management of post-operative pain. Intravenous patient-controlled analgesia ("PCA") with opioids is the therapy of choice for treating this latter patient population prior to discharge from the hospital. PCA allows a patient to receive drugs on demand by using an infusion pump that is programmed by the physician to intermittently administer a single dose of a drug, typically morphine or a similar opioid, when the patient pushes a button. The addition of parenteral or oral NSAIDs to this regimen is gaining broader use as NSAIDs have been demonstrated to decrease the requirement for opioids. We believe that one or more of our product candidates might be effective for the management of pain following minor surgical procedures and offer a readily acceptable alternative to IV PCA for the management of moderate-to-severe pain and breakthrough pain following major surgical procedures.

-- BREAKTHROUGH BACK PAIN

     Lower back pain is the most common medical complaint in developed countries Thus, the patient population is extremely large, and while a host of physiotherapy, nerve block, and surgical approaches are available, analgesics are the mainstay of most therapeutic treatment program. According to the National Institutes of Health, Americans spend $50 million each year on lower back pain (www.ninds.nih.gov/disorders/backpain/detail_backpain.htm), the most common cause of job-related disability and a leading contributor to missed work. The most severe episodes require the use of opioids.. We believe that one or more of our product candidates might effectively treat the subset of patients suffering from breakthrough episodes of lower back pain whose cases are severe enough to be activity-limiting.

-- ORTHOPEDIC INJURY

     Treatment of fractures can involve the realignment of bones, a procedure referred to as reduction. Although fractures and dislocations are generally due to minor injuries, the time leading up to and during reduction of a fracture or the correction of a dislocation is often associated with acute, moderate-to-severe pain. According to the National Center for Health Statistics' Annual Health Survey published in 2001, there were approximately 15 million emergency department visits due to fractures or dislocations in the U.S. annually in from 1992-1999. (www.cdc.gov/nchs/data/series/sr_13/sr13_150.pdf) We believe that emergency departments have an economic incentive to use any therapy that can speed patient discharge from the hospital and avoid expenses associated with administration of intravenous drugs. We also believe that one or more of our product candidates might satisfy the underserved medical need for agents that are fast-acting, safe, and easily titrated to treat moderate-to-severe pain associated with orthopedic injury in the emergency department setting.

-- BURN PAIN

     According to the American Burn Association, there are over one million burn injuries each year in the U.S. of which 700,000 present to emergency rooms and 45,000 require hospitalization
(www.ameriburn.org/pub/BurnIncidenceFactSheet.htm). Burn pain in the latter group is typically immediate and of moderate-to-severe intensity as a result of injuries sustained after thermal, chemical or electrical trauma to skin and deeper tissue, as well as the removal or reapplication of dressings applied to the initial burn. Burn pain is often more challenging to control than post-operative pain and is currently treated with potent intravenous opioids, oral opioids, and other oral analgesics. Pain associated with burn trauma continues to impair the lives of burn victims long after the initial injury and hospitalization. The published research on pain in this population is much less extensive than for post-operative or cancer pain, and we believe the burn pain patient population to be largely underserved. We believe that one or more of our product candidates might be effective for the management of pain following in-patient burn treatments, as well as for treating various forms of procedural pain, including wound care treatments and dressing reapplications.

STRATEGY

     Our goal is to become a successful specialty pharmaceutical company by focusing our efforts on developing new prescription pain medications that are simple, user friendly and cost-effective for the potential future treatment of patients with underserved pain management needs. Key elements of this commercialization strategy are:

     o FOCUS ON UNMET AND UNDERSERVED MEDICAL NEEDS IN THE PRESCRIPTION PAIN MEDICATION MARKET. Despite advances in medicine and the development of new drugs, pain relief remains a critical area of unmet and underserved medical need. Increasingly, patients, advocacy groups, and the media are highlighting the shortcomings of pain management. We will continue to focus on developing and commercializing differentiated pain control products that provide the flexibility and versatility required to adequately address the limitations of existing prescription pain drugs.

     o EFFICIENTLY SELECT PRODUCT CANDIDATES TO MINIMIZE RISK AND MAXIMIZE OPPORTUNITY. We will continue to use in-house experience and capabilities in product development, business development and portfolio management to build and maintain an attractive product portfolio and candidate pipeline.

     o DEVELOP NEW PRODUCTS WITH REDUCED CLINICAL AND REGULATORY RISK. Following the specialty pharmaceutical business model, we will seek to develop branded pharmaceuticals with novel formulations, routes of administration, methods and modes of delivery and new indications from existing approved drugs with established safety profiles.

     o RETAIN SALES AND MARKETING RIGHTS TO PRODUCT CANDIDATES THROUGH LATE STAGE DEVELOPMENT. We currently retains U.S. and worldwide marketing and distribution rights for our products. We may retain marketing rights for narrow distribution channels in the U.S. and license out broader distribution channels and non U.S. rights.

PRODUCTS

     We are developing differentiated pain control products that provide the flexibility and versatility required to adequately address the limitations of existing prescription pain pharmaceuticals. The current pipeline includes three lead product candidates, each of which is protected by different intellectual property and is based on different technology. We selected these product candidates based on our belief that each offered significantly lower clinical, regulatory, and commercial risk profiles as compared to new chemical entities.

DYLOJECT(TM) (DICLOFENAC SODIUM INJECTABLE)

     Background. After operations or trauma, injured tissue becomes inflamed. This inflammation is painful. Common drugs that reduce inflammation fall into two broad classes. First, are the steroids (short for corticosteroids, such as cortisone). These are potent anti-inflammatory drugs but their use even for short intervals carries substantial risks such as weakening of the bones or a tendency towards infections. Thus, corticosteroids are not routinely used after operations. The second class comprises nonsterodial anti-inflammatory drugs (NSAIDs), that include prescription drugs for the treatment of moderate-to-severe pain, as well as the more common and numerous over-the-counter prescription drugs for the treatment of mild-to-moderate pain, such as aspirin. NSAIDs are widely used for all types of pain, but relatively few can treat the moderate-to-severe pain typically experienced following operations. NSAIDs reduce pain and inflammation through several mechanisms, principal among which is their ability to interfere with the enzyme class known as cyclooxygenases. This enzyme acts upon certain fatty acids made by the body to generate pain-mediating substances known as prostaglandins. Inhibition of the cyclooxygenases by NSAIDS reduces prostaglandin levels decreasing inflammation and thus reducing the pain associated with the inflammatory response. Diclofenac is a prescription NSAID that is widely prescribed to treat post-operative pain due to its combination of effectiveness and tolerability.


     Currently available formulations of the popular drug diclofenac are poorly soluble in water. We have successfully improved the solubility of diclofenac by the addition of a doughnut-shaped molecule that has the technical name hydroxypropyl-beta-cyclodextrin (HPaCD). Diclofenac and HPaCD can be formulated to easily dissolve in water. This resultant product is more amenable for injection into a muscle or a vein, where the solubilized material is able to directly enter the bloodstream. HPaCD is one example of a broader family of ring-shaped sugar molecules called cyclodextrins. Cyclodextrins have been used to improve the solubility of many hard-to-dissolve drugs. There are many types of cyclodextrins and most are toxic. Only modified cyclodextrins such as HPaCD are regarded as safe for injection. Our HPaCD is used in higher concentrations in the FDA-approved injectable antifungal drug, Sporanox(R) (itraconazole).


     NSAIDs offer several advantages over opioids for the management of post-operative pain. NSAIDs have limited effects on the central nervous system, do not depress respiration, and are non-sedating. This latter attribute is of special importance in short-stay or ambulatory surgery since NSAIDs can provide analgesia without delaying patient discharge from the hospital or outpatient setting. In addition, NSAIDs are also useful in patients who for any reason are unable to take opioids. About a decade ago it became clear that there are at least two forms of the enzyme cyclo-oxygenase (abbreviated "COX"). COX-1 plays a role in protecting the stomach from forming ulcers, and also for allowing blood to clot in the first minute after a cut or incision. COX-2 becomes active after inflammation or trauma, and also is important for normal kidney function. The recognition that COX-1 and COX-2 serve different functions led to the development and wide use of drugs that selectively inhibited COX-2 and not COX-1, based upon the potential for such drugs to reduce pain and inflammation with fewer stomach ulcers, and less effect upon blood clotting, than the nonselective NSAIDs. However, in the past several years it has also become clear that some COX-2 inhibitors (also called "coxibs") interfere with the health of blood vessels in the heart and those going to the brain, and increase the risk of heart attack or stroke. The expanding concerns about heart attacks and strokes associated with long-term use of COX-2 inhibitors and, most recently, naproxen do not necessarily apply to the short-term, perioperative administration of these compounds for acute pain. Clinical trials to date have not demonstrated increased cardiovascular and cerebrovascular risk associated with the short-term use of COX-2 inhibitors and naproxen to treat acute postsurgical pain On the other hand, clinician's global concerns including fears of litigation associated with any medical complications after prescribing oral or injectable COX-2 inhibitors may reduce the current and projected market share of COX-2 inhibitors for the treatment of acute pain. Diclofenac is not considered to be a selective COX-2 inhibitor because it inhibits COX-1 and COX-2 alike.

     There still exists an underserved medical need for a safe and effective injectable NSAID in the hospital setting. For example, ketorolac tromethamine is an injectable NSAID that had significant sales prior to FDA's imposing a black box warning limiting the combined duration of IV plus oral use to five days because of the risk of serious adverse events. Oral diclofenac can be used safely in excess of five days and has a safety profile, considered superior to oral ketorolac. Diclofenac is currently approved for use in the U.S. in a variety of oral formulations as well as a topical and ophthalmic formulation. An injectable formulation of diclofenac is commercially available in Europe, but has significant drawbacks, including the need to buffer and dilute it at the pharmacy and a lengthy infusion period (over thirty minutes). The development of injectable formulations of diclofenac has been limited by the drug's poor solubility. We believe that the proprietary formulation of injectable diclofenac that we are developing has the potential to overcome these issues and to provide an effective and safe treatment of moderate-to-severe acute pain.

     Clinical Results. Dyloject(TM) is in development in the U.S. for the treatment of post-operative pain and in Europe for the treatment of acute forms of pain, including renal colic, exacerbations of osteo- and rheumatoid arthritis, acute back pain, acute gout, acute trauma, pain associated with fractures in addition to post-operative pain.

     Initial studies of Dyloject(TM), when administered by intravenous or intramuscular injection, have demonstrated its safety along with a safe rapid onset of action. Dyloject(TM) has also demonstrated bioequivalence to Voltarol(R). Published results from a Phase II 269-patient randomized, placebo-controlled, double-blind clinical trial demonstrated that Dyloject(TM) provides a rapid drop in post-operative pain intensity. At all dosage levels tested, Dyloject(TM) provided statistically significant post-operative pain relief through 6 hours (p <0.05) and was safe and well-tolerated by patients. The results of this clinical study were published in 2000 in the European Journal of Clinical Pharmacology.

     In October 2003, IDDS completed a randomized, four-way cross-over Phase I trial comparing the pharmacokinetics, bioequivalence and safety of Dyloject(TM) to Voltarol(R). Dyloject(TM) was bioequivalent to Voltarol(R) regardless of intravenous infusion time as defined and required by the Medicines and Health Products Regulatory Agency ("MHRA").

     In March 2004, IDDS completed a randomized, four-way cross-over Phase I clinical study comparing the pharmacokinetic, bioequivalence and safety of Dyloject(TM) to Voltarol(R) when administered intravenously and intramuscularly. Dyloject(TM) was found to be bioequivalent to Voltarol(R) regardless of the method of administration and was safe and well tolerated.

     In July 2004, IDDS initiated, a randomized, double-blind, placebo- and comparator-controlled Phase II/III pivotal clinical trail comparing the safety, efficacy and therapeutic equivalency of Dyloject(TM) to Voltarol(R).

RYLOMINE(TM) (INTRANASAL MORPHINE)

     Background. Rylomine(TM) is in development in the U.S. and Europe for the treatment of acute moderate-to-severe pain and breakthrough pain. Breakthrough pain is acute pain that overcomes or breaks through a patient's fixed, by-the-clock doses of pain medicine. Morphine, the active pharmaceutical ingredient in Rylomine(TM), is the analgesic standard to which all other opioids are usually compared, and has potent effects upon the mu-opioid receptor that is found in many nerve cells with pain pathways. When morphine binds to this receptor, it interferes with the transmission of pain signals from nerve endings and across nerve pathways to the spinal cord and brain. The power of morphine to reduce the level of physical distress places it among the most important naturally occurring compounds. Morphine is a strong analgesic used for the relief of moderate-to-severe acute and chronic pain, pre-operative sedation, and as a supplement to anesthesia. It is the drug of choice for treating moderate-to-severe pain associated with, in part, surgical operations, myocardial infarction and cancer.

     ChiSys(TM) Delivery Platform. We have a proprietary drug delivery technology that allows us to deliver morphine and to achieve therapeutic blood levels of the drug in a predictable fashion that was previously unattainable when administered through the nasal route. The key to this technology is ChiSys(TM), a naturally occurring carbohydrate polymer that, while pharmaceutically inert by itself, enhances the absorption of compounds across mucosal membranes such as those of the nasal cavity, and thereby provides the potential to deliver drugs through such routes. This enhancement of drug delivery is particularly important for compounds such as morphine that are poorly absorbed across mucosal barriers, in particular, the nasal membrane. The contribution of ChiSys(TM) to enhancing mucosal drug absorption is reported to be due to several factors including its potent mucoadhesive property, which prevents drug washout.

     Conventional oral formulations of morphine do not provide rapid relief of pain in many patients. Aside from its slow and variable onset of action, oral morphine demonstrates considerable patient-to-patient variability in absorption. Clinicians therefore must rely on injection of morphine into a muscle or a vein to assure rapid and effective pain relief. Administration of injectable morphine requires professional assistance or hospitalization. Therefore, alternative formulations of morphine that are easy to administer by a patient or caregiver, and deliver rapid onset of action with clinically meaningful blood levels of active drug would provide significant medical benefit. We believe that

Rylomine(TM) represents such an alternative nasal formulation that combines patient convenience, ease of use, and cost-effectiveness with rapid onset of pain relief and well-accepted potency equivalent to injectable delivery routes.

     Previous single- and multiple-dose Phase I clinical studies of Rylomine(TM) have demonstrated similar pharmacokinetics to intravenous morphine. Rylomine(TM) is rapidly absorbed to produce blood levels of morphine typically associated with analgesic effectiveness. These data were presented at the 2002 International Association for the Study of Pain 10th. World Congress on Pain, in San Diego, CA.

     In December 2002, IDDS completed a large randomized, placebo- and comparator-controlled, double-blind, phase II trial evaluating the safety and effectiveness of Rylomine(TM) in 225 patients suffering from moderate-to-severe post-operative pain. Rylomine(TM) provided statistically superior pain relief as compared to placebo (p <0.05) with appreciable pain relief occurring five to ten minutes following nasal administration. Rylomine(TM) delivered a statistically similar onset of action and total pain relief outcome as compared to intravenous morphine infused over 10 minutes. Rylomine(TM) also demonstrated a lower side effect profile and faster onset of action compared to oral morphine.

     In September 2004, the CHMP appointed France as the Rapporteur country, that will be responsible along with Germany for reviewing the Rylomine(TM) MAA filing.

     In October 2004, following the decision of the European Agency for the Evaluation of Medicinal Products ("EMEA") to grant "Part B status" for Rylomine(TM), a pre-MAA submission meeting was held between the representatives of the EMEA and IDDS. In recognition that Rylomine(TM) represents a significant innovation and a potential benefit to the European Community, Part B status was granted by the EMEA making the product eligible for review through the faster Centralized Procedure.

     In January 2005, we initiated, a randomized, double-blind, placebo- and comparator-controlled Phase II clinical trail comparing the safety and efficacy of Rylomine(TM) to IV morphine.

PMI-100/150 (INTRANASAL KETAMINE)

     Background. PMI-100/150, a proprietary nasal formulation of ketamine, is currently under development by us for treatment of acute moderate-to-severe pain, including breakthrough pain. Ketamine, a non-opiate, is an N-methyl-D-aspartate ("NMDA"), receptor antagonist that has been in clinical use for over 30 years as a general anesthetic). Since its approval by the FDA, ketamine has been safely used as an anesthetic in tens of thousands of patients. NMDA receptors are located in the central nervous system and play a role in the perception of acute and chronic pain as well as in the development of analgesic tolerance to opioids. Ketamine blocks NMDA receptors and therefore is a logical drug candidate for use as an analgesic for syndromes associated with acute pain, as well as breakthrough pain. Ketamine, at lower doses than that approved for use as an anesthetic, has been reported in the medical literature to be an effective analgesic in settings such as post-operatively, during medical procedures, and for neuropathic pain.

     As reported in recent medical literature, the use of ketamine as an analgesic, while not yet approved by the FDA, is gaining clinician acceptance as a result of its effectiveness and minimal impact on cardiovascular and respiratory functions. Since ketamine is not approved for use as an analgesic, physicians have resorted to using the drug off-label. We believe that an FDA-approved formulation of ketamine for the treatment of moderate-to-severe pain will provide physicians with an accepted and regulated alternative to off-label use. In addition, in 1998, ketamine was scheduled by the DEA as a
Schedule III controlled substance. We believe this will only improve the prospects of its intended use of ketamine, as the scheduling of ketamine by the DEA provides additional protection with respect to controlling distribution, prescribing patterns, and disposal, thereby reducing the potential for misuse.

     Clinical Results. PMI-100/150 is in development in the U.S. and Europe for the treatment of acute moderate-to-severe pain and breakthrough pain. We believe that PMI-100/150 is optimized for use as a pain medication and potentially offers a safe, non-opioid alternative for the treatment of moderate-to-severe pain.

     Previous randomized, double-blinded, placebo-controlled phase II clinical studies have demonstrated statistically significant (p<0.05) relief of moderate-to-severe post-operative and breakthrough pain. PMI-100/150 was fast-acting, with statistically significant (p<0.05) pain relief occurring as early as 4 minutes post administration of PMI-100/150. PMI-100/150 also appeared to be safe and well-tolerated by patients. These results were presented at the American Society for Clinical Pharmacology and Therapeutics in Atlanta, Georgia in April 2002 and the American Society of Clinical Oncology in Orlando, Florida in May 2002.

     In May 2003, following the presentation of clinical data at the plenary session of the Advanced Technology Application for Combat Casualty Care conference in Orlando, Florida, the U.S. Department of Defense awarded an approximately $4.3 million funding extension to IDDS to aid in the development of PMI-100/150. This award is based on the need of the military for a fast-acting, non-invasive, and non-sedating alternative to the intravenous and oral medications commonly used for treatment of combat-related injuries, such as burns, bullet wounds and blunt trauma.

     In June 2004, IDDS had an End-of-Phase II meeting with representatives of the FDA. The purpose of the meeting was to review the intended clinical use and the proposed product development plan for PMI-100/150. The FDA provided guidance and defined the requirements for NDA submission.

COMPETITIVE GRANTS

     IDDS has received the following grants that provide both financial and development support for several of its clinical programs.

-- U.S. DEPARTMENT OF DEFENSE

     The U.S. Department of Defense has awarded IDDS a total of approximately $5.5 million in contracts and grants to develop PMI-100/150 for the treatment of acute moderate-to-severe pain in military personnel and for mass casualty management. These contracts reimburse IDDS for expenses associated with some aspects of the non-clinical, clinical, and manufacturing sub-projects required to support a NDA submission.

STRATEGIC AGREEMENTS

-- SHIMODA AGREEMENT

     In December 2001, IDDS entered into a license agreement with Shimoda Biotech, Ltd. and its wholly-owned subsidiaries, Farmarc N.A.N.V. (Netherlands Antilles) and Farmarc Netherlands B.V. under which IDDS received certain worldwide, exclusive rights to develop and commercialize products related to a proprietary formulation of the injectable delivery of diclofenac. Shimoda Biotech, Ltd. and Farmarc's rights to the formulation were originally licensed from Janssen Pharmaceutica Products, L.P. Under the terms of this agreement, IDDS agreed to use commercially reasonable efforts to bring to market products that use the technology it licensed from Farmarc and Shimoda, continue active marketing efforts for those products, and comply with the commercialization timelines imposed on Shimoda by IDDS that licensed some of this technology to Shimoda. IDDS is currently in compliance with the agreement and has positive relations with its license partners. Shimoda agreed that it will not grant to any third party any right or license under any of Shimoda's intellectual property rights involving the use of any cyclodextrin product related to pain management, anesthesia or sedation without first offering IDDS the right on the same terms and conditions. Under the license agreement with Shimoda Biotech (Proprietary) Ltd., we are also obligated to pay an aggregate of $6.0 million upon the occurrence of specified developmental milestones, which include the filing of an NDA with the FDA for Dyloject(TM), the approval of an NDA by the FDA and the first commercial sale of a licensed product and pay a royalty based upon our and our sublicensees' sales of products. As of December 31, 2004, we had paid Shimoda in aggregate $1.7 million in cash since the inception of this agreement. Under this agreement, the timing of the remaining milestones is dependent upon factors that are beyond our control, including our ability to recruit patients, the outcome of future clinical trials and any requirements imposed on our clinical trials by the FDA. If the FDA imposes more stringent requirements on our clinical trials, the length and number of such trials may be increased resulting in additional research and development expenses. IDDS is obligated to pay Shimoda and Farmarc, on a country-by-country basis, a royalty on the sales, net of various customary cash discounts, attributable to these products.

-- AGREEMENTS


     In August 2000, IDDS entered into a license agreement, which was amended in October 2001 and October 2003, with West Pharmaceutical under which IDDS had a worldwide, exclusive right to develop and commercialize intranasal morphine under patents held by West Pharmaceutical for the transmucosal delivery of morphine to humans and animals for the treatment of pain. The licensed patent portfolio from West Pharmaceuticals provides U.S. protection until 2014 and worldwide protection through 2016. The term of the license remains in effect until the last to expire of the Licensed Patents. We believe that IDDS' recently filed patent applications, if approved, will significantly expand the life of these patents. In the future, we may be required to pay West Pharmaceutical an aggregate of $5.0 million for research and development milestones if certain defined events occur, which include the first filing of a marketing authorization application with a regulatory agency, first approval of a marketing authorization application and the first commercial sale of a licensed product. As of December 31, 2004, we had paid West in aggregate $5.6 million in cash since the inception of this agreement. The timing of the remaining milestones is dependent upon factors that are beyond our control, including our ability to recruit patients, the outcome of future clinical trials and any requirements imposed on our clinical trials by regulatory agencies. If regulatory agencies impose more stringent requirements on our clinical trials, the length and number of such trials may be increased resulting in additional research and development expenses. IDDS is obligated to pay West Pharmaceutical a royalty on the sales, net of various customary cash discounts, attributable to intranasal morphine.

     In February 2005, West Pharmaceutical sold a substantial majority interest in its drug delivery business to Archimedes Pharma Limited ("Archimedes"), a new company formed by Warburg Pincus Private Equity VIII and Warburg Pincus International Partners. As part of the sale, West Pharmaceutical assigned the IDDS License Agreement and related agreements to Archimedes, and Archimedes assumed all of West Pharmaceutical's obligations thereunder.

-- KETAMINE LICENSE

     IDDS assumed a license agreement with Dr. Stuart Weg upon the closing of its merger with Pain Management, Inc., another specialty pharmaceutical company, in September 2000. The license grants IDDS the exclusive, worldwide rights for the intellectual property surrounding intranasal ketamine. The term of the license agreement remains in effect until the last to expire of the patent rights. Under the license agreement with Dr. Weg, we are obligated to make aggregate milestone payments of approximately $1.6 million to Dr. Weg, Herbert Brotspies and Calgar & Associates. As of April 7, 2005, we had paid Dr. Weg, Herbert Brotspies and Calgar & Associates an aggregate of $950,000 in cash and issued 236,298 shares of common stock in lieu of cash payments of $600,000. We are also obligated to pay Dr. Weg, Dr. Brotspies, and Calgar & Associates a royalty on the sales, net of various customary cash discounts, attributable to intranasal ketamine.

SALES AND MARKETING

     Our commercialization efforts will focus on a dual-path marketing and distribution strategy as a result of our areas of therapeutic focus. A narrow channel of distribution will target hospitals, chronic care facilities, palliative care providers, long-term care centers, pain specialists, high-prescribing oncologists, oncology clinics, burn clinics, and customers such as the U.S. Department of Defense. This focused approach allows for the creation of a small internal sales and marketing organization. In addition to building our own sales and marketing organization, we are also evaluating the utilization of a broader channel of distribution such as large, established pharmaceutical companies and contract sales organizations to assist in the broadest commercialization of its product candidates. In order to cover all of the key prescribing physicians at an adequate level of reach and frequency, we would need to significantly expand our proposed sales force or partner with a company with a substantial sales organization. Outside of the U.S. we intend to sublicense distribution and marketing rights to one or more pharmaceutical companies with established sales forces in the targeted territories.

COMPETITION

     Our success will depend, in part, upon our ability to achieve market share at the expense of existing, established products and future products in the relevant target markets. Existing and future products, therapies, technological innovations, and delivery systems will compete directly with our products. Competing products and technologies may provide greater therapeutic benefit for a specific indication or may offer comparable performance at a lower cost.

Alternative technologies are being developed to improve the delivery of drugs within the prescription pain management industry, several of which may be in the clinical trials stage or are awaiting approval from the FDA.

     We compete with fully integrated pharmaceutical companies, smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies, and other public and private research institutions. Many companies, for example, currently sell either generic or proprietary prescription pain formulations. Companies that currently sell both generic and proprietary opioid formulations include among others Abbott Laboratories, Alza Pharmaceuticals, AstraZeneca, Cephalon, Endo Pharmaceuticals, Elkins-Sinn, Janssen Pharmaceutica, McNeil Consumer Healthcare, Purdue Pharma, Roxane Laboratories and Watson Laboratories. Alternative technologies are being developed to improve or replace the use of opioids for pain management, several of which are in clinical trials or are awaiting approval from the FDA. These alternatives include Elan's Prialt, Pfizer's Lyrica as well as combination products from Endo Pharmaceuticals. In addition, companies pursuing different but related fields represent substantial competition. Such competitors may also have access to more resources, financial and otherwise, which may allow these institutions to develop and market competing products more rapidly and more effectively than we have. Many of these competitors, either alone or together, with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in developing drugs, undertaking preclinical testing and human clinical trials, obtaining FDA and other regulatory approvals of drugs, formulating and manufacturing drugs and launching, marketing and selling drugs.

INTELLECTUAL PROPERTY

     Our goal is to obtain, maintain, and enforce patent protection for our products, formulations, processes, methods, and other relevant proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Our policy has been to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our product candidates, proprietary information, and proprietary technology through a combination of contractual arrangements and patents.

     IDDS currently has certain exclusive license rights under the eight US patents listed below as well as similar rights to a number of related foreign patents and patent applications filed under Patent Cooperation Treaties. The US patents are:



             Patent Numbers         Product Candidate         Expiration Date
             --------------         -----------------         ---------------
                5,989,582               Ketamine               Feb. 25, 2014
                6,248,789               Ketamine               Feb. 25, 2014
                5,543,434               Ketamine               Feb. 25, 2014
                5,679,714               Ketamine               Oct. 21, 2014
                5,744,166               Morphine               Aug. 21, 2011
                5,629,011               Morphine                May 13, 2014
                5,554,388               Morphine               Sept. 10, 2013
                5,679,660              Diclofenac               Dec. 2, 2014




     We also depend upon the skills, knowledge, and experience of our scientific and technical personnel, as well as that of our advisors, consultants, and other contractors, none of which is patentable. To help protect our proprietary know-how which is not patentable, and for inventions for which patents may be difficult to enforce, we will rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require all employees, consultants, advisors and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business.

MANUFACTURING

     We do not own any manufacturing facilities. IDDS contracts with qualified third parties who must comply with current good manufacturing practices and procedures reviewed by the FDA for the manufacture of bulk active pharmaceutical ingredients and finished product. IDDS has not entered into any commercial manufacturing agreements to date. Historically, IDDS has worked with several manufacturing vendors including and most recently DPT Lakewood, Inc. for the clinical supply of Rylomine(TM) and PMI-100/150, and with Precision Pharma for the clinical supply of Dyloject(TM). We were advised that the FDA has inspected and approved both DPT Lakewood, Inc. and Precision Pharma facilities and both were determined to be in compliance with good manufacturing practices.

     We believe that the raw materials needed for production of our product candidates are readily available from alternative supplies. However, as part of the regulatory approval process we must specify the manufacturing process and the particular raw materials to be used. Changes in the materials or the manufacturer could be subject to prior regulatory approval.

GOVERNMENT REGULATION

     The FDA and comparable regulatory agencies in foreign countries as well as pharmacy regulators in state and local jurisdictions, impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising, and promotion of our products.

     The process required by the FDA under the drug provisions of the United States Food, Drug, and Cosmetic Act before our initial products may be marketed in the U.S. generally involves the following:

     o    Preclinical laboratory and animal tests;

     o Submission of an IND, which must become effective before human clinical trials may begin;

     o Adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for its intended use;

     o    Submission to the FDA of a NDA; and

     o    FDA review and approval of a NDA.

     The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approval will be granted on a timely basis, if at all.

     Preclinical tests include laboratory evaluation of the product candidate, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product candidate. Certain preclinical tests must be conducted in compliance with good laboratory practice regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring such studies to be replicated. In some cases, long-term preclinical studies are conducted while clinical studies are ongoing.

     We then submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND, which must become effective before we may begin human clinical trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Our submission of an IND may not result in FDA authorization to commence clinical trials. All clinical trials must be conducted under the supervision of a qualified investigator in accordance with good clinical practice regulations. These regulations include the requirement that all subjects provide informed consent. Further, an independent Institutional Review Board ("IRB") at each medical center proposing to conduct the clinical trials must review and approve any clinical study. The IRB also continues to monitor the study and must be kept aware of the study's progress, particularly as to adverse events and changes in the research. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if adverse events occur.

     Human clinical trials are typically conducted in three sequential phases that may overlap:

     o Phase I: The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution, and excretion.

     o Phase II: The drug is studied in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

     o Phase III: When Phase II evaluations demonstrate that a dosage range of the drug is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population, often at geographically dispersed clinical study sites.

     We cannot be certain that we will successfully complete Phase I, Phase II, or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, the FDA or the IRB or IDDS as IND sponsor may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

     Under the Pediatric Research Equity Act of 2003, a sponsor is also required to include an assessment, generally based on clinical study data, on the safety and efficacy of its drugs for all relevant pediatric populations before it submits a NDA. The statute provides for waivers or deferrals in certain situations, and IDDS intends to submit applications for such waivers or deferrals, but we can make no assurances that such situations will apply to our products or that the waivers or deferrals will be granted.

     We also must finalize a process for manufacturing the product in accordance with current good manufacturing practice ("GMP") requirements. The manufacturing process must be capable of consistently producing quality batches of the product, and we must develop methods for testing the quality, purity, and potency of the final products. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf-life.

     The results of product development, pre-clinical studies, and clinical studies are submitted to the FDA as part of a NDA for approval of the marketing and commercial shipment of the product. The FDA conducts an initial review of each NDA submitted to assess whether it is acceptable for filing. The FDA may refuse to file the NDA and may request additional information. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the FDA accepts the NDA for filing, the agency begins an in-depth review of the NDA. The FDA has substantial discretion in the approval process and may disagree with IDDS' interpretation of the data submitted in the NDA. The review process may be significantly extended by the FDA requests for additional information or clarification regarding information already provided. Also, as part of this review, the FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation. The FDA is not bound by the recommendation of an advisory committee. Manufacturing establishments often also are subject to inspections prior to NDA approval to assure compliance with GMPs.

     Under the Prescription Drug User Fee Act ("PDUFA"), submission of a NDA with clinical data requires payment of a fee. For fiscal year 2005, that fee is $672,000. In return, the FDA assigns a goal of ten months for standard NDA reviews from acceptance of the application to the time the agency issues its response. It is not certain that FDA will meet its performance goal of ten months for its review. The FDA's response to the NDA will be in the form of an approval letter, or a non-approvable letter. Any response from the FDA that is not approval of the NDA may require us to submit additional information, which may include additional clinical data. Even if the FDA approves the NDA, the agency may decide later to withdraw product approval if compliance with regulatory standards is not maintained or if safety problems occur after the product reaches the market. The FDA may require post-approval studies, also known as Phase IV studies, to develop additional information regarding the product. In addition, the FDA requires post-approval adverse event reporting, and the agency has the power to require changes in labeling or to prevent further marketing of a product. The agency may also decide later to withdraw product approval if compliance with regulatory standards is not maintained or if safety problems occur after the product reaches the market.

     Satisfaction of the above FDA requirements or requirements of state, local and foreign regulatory agencies typically takes several years, and the actual time required may vary substantially based upon the type, complexity and novelty of the pharmaceutical product. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approval for any of our products under development on a timely basis, if at all. Success in preclinical or early-stage clinical trials does not assure success in later-stage clinical trials. Data obtained from pre-clinical and clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications or uses. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on our business.

     Any products we manufacture or distribute pursuant to the FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements, reporting of adverse experiences with the drug, submitting other periodic reports, drug sampling and distribution requirements, notifying the FDA and gaining its approval of certain manufacturing or labeling changes, complying with the FDA promotion and advertising requirements. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. However, in certain circumstances, and subject to very stringent requirements, the FDA will permit the dissemination of peer-reviewed scientific reprints related to unapproved uses. Drug manufacturers and their subcontractors are required to register their facilities with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with current good manufacturing practices, which impose procedural and documentation requirements upon us and our third-party manufacturers. Failure to comply with these regulations could result, among other things, in warning letters, suspension of regulatory approval, refusal to approval pending applications or supplements to approved applications filed by IDDS, recalls, suspension or closure of production or injunctions, seizures, or civil or criminal sanctions. IDDS cannot be certain that it or its present or future subcontractors will be able to comply with those regulations and other FDA regulatory requirements.

     We and our product candidates are also subject to a variety of state laws and regulations in those states or localities where its products are or will be marketed. Any applicable state or local regulations may hinder our ability to market our products in those states or localities.

     The FDA's policies may change, and additional government regulations may be enacted which could prevent or delay regulatory approval of IDDS' potential products. Moreover, increased attention to the containment of health care costs in the U.S. and in foreign markets could result in new government regulations that could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

     In addition, whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable governmental regulatory authorities in foreign countries must be obtained prior to the commencement of clinical trials and subsequent sales and marketing efforts in those countries. The approval procedure varies in complexity from country to country, and the time required may be longer or shorter than that required for FDA approval. We may incur significant costs to comply with these laws and regulations now or in the future.

OTHER REGULATORY REQUIREMENTS

     The U.S. Federal Trade Commission and the Office of the Inspector General of the U.S. Department of Health and Human Services ("HHS") also regulate certain pharmaceutical marketing practices. Thus, reimbursement practices of the HHS covering medicine and medical services are important to the success of our products.

     The federal Controlled Substances Act ("CSA") imposes various registration, record-keeping and reporting requirements, procurement and manufacturing quotas, import and export controls, labeling and packaging requirements, security controls, and a restriction on prescription refills on certain pharmaceutical products. Most states impose similar controls over controlled substances under state law as regulated by the Board of Pharmacy or other state regulatory authorities. The CSA is administered by the DEA, a division of the Department of Justice. To meet its responsibilities, the DEA conducts periodic inspections of registered establishments that handle controlled substances. Failure of companies to maintain compliance, particularly as manifested in loss or diversion, can result in regulatory action including civil and criminal penalties, refusal to renew necessary registrations, or initiating proceedings to revoke those registrations. If a manufacturer or distributor has its registration revoked, it can no longer lawfully possess or distribute controlled substances meaning effectively that the operations of such an organization must cease with respect to controlled substances. In certain circumstances, violations also can lead to criminal proceedings.

     A principal factor in determining the particular requirements, if any, applicable to a product is its actual or potential abuse profile. A pharmaceutical product may be "scheduled" as a Schedule I, II, III, IV or V substance, with Schedule II substances considered to present the highest risk of substance abuse for any product with a medical use, and Schedule V substances the lowest. Morphine and ketamine are classified as Schedule II and III substances, respectively. As a Schedule III substance, each substance prescription for our ketamine product would be limited to five refills. Morphine, however, as a Schedule II substance would be subject to higher regulation including no refills for prescriptions, special transactions reporting to DEA, special DEA-supplied order forms for all transactions, and written prescriptions instead of phoned or faxed to a pharmacy. The DEA also limits the quantity of the Schedule II controlled substance inventories used by pharmaceutical manufacturers in the production of controlled substances. As part of its commercialization of its morphine product, IDDS, its subcontractors or its vendors will be required to file for and obtain quotas from the DEA for the procurement and manufacture of controlled substance active ingredients and finished drug products.

     We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with these laws and regulations now or in the future. We cannot assure you that any portion of the regulatory framework under which we currently operate will not change and that such change will not have a material adverse effect on our current and anticipated operations.

     Currently, Dyloject(TM), Rylomine(TM) and PMI-100/150 are in the Phase II product development stage based upon U.S. regulatory classification.


PRODUCT CANDIDATE            INDICATION                         DEVELOPMENT STAGE

Dyloject(TM)                 Post-operative pain                Phase II
(injectable diclofenac)

Rylomine(TM)                 Acute moderate-to-severe pain      Phase II
(intranasal morphine)

PMI-150                      Acute moderate-to-severe pain,     Phase II
(intranasal ketamine)        breakthrough pain



     Over the coming year, development activity will focus on generating the necessary non-clinical and clinical data, and documenting the manufacturing requirements needed to support the submission package in request of the FDA End-of-Phase II meeting. The End-of-Phase II meeting is required in order to progress into Phase III trials and ultimately product registration. FDA typically schedules the End-of-Phase II meeting within six weeks of the meeting request, if accepted. If not accepted, the FDA informs the company of insufficiencies necessary to rectify in order to reschedule. The design, timing and cost of the Phase III development program will be largely determined by the clinical safety and efficacy data and feedback from the FDA at the End-of-Phase II meeting.

EUROPEAN PRODUCT APPROVAL

     Prior regulatory approval for human healthy volunteer studies (Phase I studies) is required in member states of the E.U. Following successful completion of Phase I studies, data is submitted in summarized format to the applicable regulatory authority in the member state in respect of applications for the conduct of later Phase II studies. The regulatory authorities in the E.U. typically have between one and three months to raise any objections to the proposed study, and they often have the right to extend this review period at their discretion. In addition, one or more independent ethics committees, which typically operate similarly to an Institutional Review Board in the U.S., will review the ethics of conducting the proposed research.

     In order to gain marketing approval in the E.U., IDDS must submit a dossier to the relevant authority for review, which is known in the E.U. as a MAA. The format is usually specific and laid out by each authority, although in general it will include information on the quality of the chemistry, manufacturing and pharmaceutical aspects of the product as well as the non-clinical and clinical data.

     In the E.U. there is, for many products, a choice of two different authorization routes: centralized and decentralized. Under the centralized route, which IDDS is pursuing for its intranasal morphine product, one marketing authorization is granted for the entire E.U., while under the decentralized route, which IDDS is pursuing for IV diclofenac, a series of national marketing authorizations are granted. In the centralized system the application will be reviewed by members of the Committee for Proprietary Medicinal Products ("CPMP"), on behalf of EMEA. The EMEA will, based upon the review of the CPMP, provide an opinion to the European Commission on the safety, quality and efficacy of the product. The decision to grant or refuse an authorization is made by the European Commission. In circumstances where use of the centralized route is not mandatory, IDDS can choose to use the decentralized route, in which case the application will be reviewed by one member state's regulatory agency. If the regulatory agency grants the authorization, other member states' regulatory authorities are asked to "mutually recognize" the authorization granted by the first member state's regulatory agency.

     Approval can take several months to several years, or can be denied. The approval process can be affected by a number of factors. Additional studies or clinical trials may be requested during the review and may delay marketing approval and involve unbudgeted costs. The regulatory authorities may conduct an inspection of relevant facilities and review manufacturing procedures, operating systems and personnel qualifications. In addition to obtaining approval for each product, in many cases each drug manufacturing facility must be approved. Further inspections may occur over the life of the product. An inspection of the clinical investigation sites by a competent authority may be required as part of the regulatory approval procedure. As a condition of marketing approval, the regulatory agency may require post-marketing surveillance to monitor for adverse effects, or other additional studies as deemed appropriate. After approval for the initial indication, further clinical studies are usually necessary to gain approval for any additional indications. The terms of any approval, including labeling content, may be more restrictive than expected and could affect the marketability of a product.

     Failure to comply with applicable regulatory requirements after obtaining regulatory approval can, among other things, result in the suspension of regulatory approval, as well as possible civil and criminal sanctions. Renewals in Europe may require additional data, which may result in a license being withdrawn. In the E.U., regulators have the authority to revoke, suspend or withdraw approvals of previously approved products, to prevent companies and individuals from participating in the drug approval process, to request recalls, to seize violative products and to obtain injunctions to close manufacturing plants not operating in conformity with regulatory requirements and to stop shipments of violative products.

         Our lead product in Europe is Dyloject(TM) which is in late stage clinical trials and our development activities will be focused primarily on supporting MAA submission for approval to sell this product. Rylomine(TM) and PMI-150 are in Phase II clinical trials.


PRODUCT CANDIDATE                INDICATION                                 DEVELOPMENT STAGE

Dyloject(TM)                     Post-operative pain, anti-inflammatory     Phase II/III
(injectable diclofenac)

Rylomine(TM)                     Acute moderate-to-severe pain, b           Phase II
(intranasal morphine)            breakthrough pain

PMI-150                          Acute moderate-to-severe pain,             Phase II
(intranasal ketamine)            breakthrough pain



     In July 2004, IDDS initiated, a randomized, double-blind, placebo- and comparator-controlled Phase II/III pivotal clinical trail comparing the safety, efficacy and therapeutic equivalency of Dyloject(TM) to Voltarol(R). Over the coming year, IDDS will focus on the completing the pivotal Phase II/III Dyloject(TM) trial and if the data is positive, filing that submission to European regulatory agencies for review and approval. This review and approval process typically takes 12-18 months to several years for approval, rejection, or approval subject to completion of additional requirements imposed on the corporation by the regulatory agencies at the time of review completion. If the pivotal clinical trial data is not positive, the submission will not be filed this year and the timing, extent and cost of further drug development will not be known until the clinical program is reevaluated.

     In September 2004, the CHMP appointed France as the Rapporteur country, that will be responsible along with Germany for reviewing the Rylomine(TM) MAA filing. In January 2005, we initiated, a randomized, double-blind, placebo- and comparator-controlled Phase II clinical trial comparing the safety and efficacy of Rylomine(TM) to IV morphine. Over the coming year, we will focus on the completing this Phase II trial and other clinical studies in addition to seeking scientific advice from the French regulatory agency. The results of the clinical trials along with feedback from the French regulatory agency will determine the timing, extent and cost of the Rylomine(TM) product filing.

PRICING CONTROLS

     Before a pharmaceutical product may be marketed and sold in certain foreign countries the proposed pricing for the product must be approved. The requirements governing product pricing vary widely from country to country and can be implemented disparately at the national level.

     The E.U. generally provides options for its member states to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. For example, the regulation of prices of pharmaceuticals in the United Kingdom is generally designed to provide controls on the overall profits that pharmaceutical companies may derive from their sales to the U.K. National Health Service. The U.K. system is generally based on profitability targets or limits for individual companies which are normally assessed as a return on capital employed by the company in servicing the National Health Service market, comparing capital employed and profits.

     In comparison, Italy generally establishes prices for pharmaceuticals based on a price monitoring system. The reference price is the European average price calculated on the basis of the prices in four reference markets: France, Spain, Germany and the U.K. Italy typically establishes the price of medicines belonging to the same therapeutic class on the lowest price for a medicine belonging to that category. Spain generally establishes the selling price for new pharmaceuticals based on the prime cost, plus a profit margin within a range established each year by the Spanish Commission for Economic Affairs. Promotional advertising costs are limited.

     There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceuticals will allow favorable reimbursement and pricing arrangements for IDDS' products.

THIRD-PARTY REIMBURSEMENTS

     In the U.S., E.U. and elsewhere, sales of therapeutic and other pharmaceutical products are dependent in part on the availability and adequacy of reimbursement to the consumer or the health care provider from third party payers, such as government and private insurance plans. Third party payers are increasingly challenging the prices charged for medical products and services, and new products that are more expensive than existing treatments may have difficulty finding ready acceptance unless there is a clear therapeutic benefit.

     In the U.S., the willingness of consumers to choose treatment with a self-administered outpatient prescription drug over a different drug, or over another form of treatment, is often dependent in part upon the success of the manufacturer in obtaining placement of the product on their health plan's formulary or drug list, because favorable formulary placement means lower out of pocket costs. Obtaining favorable formulary placement typically requires that the product be less expensive than what the health plan determines to be therapeutically equivalent products, and often requires manufacturers to offer discounts or rebates. Federal law also requires manufacturers to pay rebates to state Medicaid programs in order to have their products reimbursed by Medicaid. In addition, the federal Medicare program, which covers most Americans over age 65 and the disabled, currently provides no coverage for self-administered outpatient prescription drugs absent a specific statutory provision. Beginning in the summer of 2004, Medicare sponsored a prescription drug discount card program that is intended to reduce costs for prescription drugs, and beginning in 2006, a new Medicare Part D will offer eligible beneficiaries limited coverage for outpatient prescription drugs. Both of these programs will also rely on formularies. Also beginning in 2004, Medicare is adopting new payment formulas for prescription drugs administered in a provider setting, such as a hospital or physician's office, that are generally expected to lower reimbursement for those drugs.

     The E.U. generally provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement. Member states in the E.U. can opt to have a "positive" or a "negative" list. A positive list is a listing of all medicinal products covered under the national health insurance system, whereas a negative list designates which medicinal products are excluded from coverage. The E.U., the U.K. and Spain use a negative list approach, while France uses a positive list approach. In Canada, each province decides on reimbursement measures. In some countries, in addition to positive and negative lists, products may be subject to a clinical and cost effectiveness review by a health technology assessment body. A negative determination by such a body in relation to one of IDDS' products could affect the prescribing of the product. For example, in the U.K., the National Institute for Clinical Excellence ("NICE"), provides guidance to the National Health Service on whether a particular drug is clinically effective and cost effective. Although presented as "guidance," doctors are expected to take the guidance into account when choosing a drug to prescribe. In addition, health authorities may not make funding available for drugs not given a positive recommendation by the NICE. There is a risk that a negative determination by the NICE will mean fewer prescriptions. Although the NICE will consider drugs with orphan status, there is a degree of tension on the application by the NICE of the standard cost assessment for orphan drugs, which are often priced more highly to compensate for the limited market. It is unclear whether the NICE will adopt a more relaxed approach toward the assessment of orphan drugs.

     We cannot assure you that any of our products will be considered cost effective and that reimbursement to the consumer or the health care provider will be available or will be sufficient to allow us to sell our products on a competitive and profitable basis.

FRAUD AND ABUSE LAWS

     A federal law commonly known as the federal healthcare program anti-kickback law, and several similar state laws, prohibit any remuneration that is intended to induce physicians or others either to refer patients, or to acquire or arrange for or recommend the acquisition of health care products or services. While the federal law applies only to referrals, products or services for which payment may be made by a federal health care program, the state laws often apply regardless of whether federal funds may be involved. Other federal and state laws prohibit anyone from presenting or causing to be presented claims for payment to health care payers that are false, fraudulent or are for items or services not provided as claimed. Several recent and current enforcement actions by federal and state prosecutors have targeted some sales and marketing activities of prescription drug manufacturers under these statutes. As we begin to market our products to health care providers, such as physicians and hospitals, the relationships we form, including compensation of physicians for speaking or consulting services, financial support of continuing medical education or research programs, and assisting customers with obtaining third-party reimbursement for its products, could be challenged under these broad laws. A successful challenge could lead to civil or criminal penalties, including the exclusion of our products from reimbursement under Medicare, Medicaid, U.S. military health care or other federally-funded health care programs. Even an unsuccessful challenge could cause adverse publicity and be costly to respond to, and thus could have a material adverse effect on our business, results of operations and financial condition. It is our intention to consult with experienced counsel concerning the potential application of these and other laws to our business and to attempt to structure our sales, marketing and other activities to comply with all such laws. However, given the broad reach of these laws and the increasing attention being given to them by law enforcement authorities, we cannot assure you that some of our activities will not be subject to challenge in the future.

EMPLOYEES


     As of May 31, 2005, we had 12 full-time employees and three temporary employees. Our management team includes experienced senior level professionals from leading companies in the medical products industry, including Amgen, Barton & Polansky Associates, Berlex Labs, Boston Biostatistics, Bristol Myers Squibb, BTG, Genetic Diagnostics Corp., E.R. Squibb & Sons, Hoffmann LaRoche, Nastech Pharmaceutical, Novocol Laboratories, Patheon Laboratories, Pfizer, Pharmacia, Purdue, and SmithKline Beecham, Survival Technology. We intend to employ additional employees or retain persons as consultants as needed, depending on the availability of such persons.


PROPERTY

     Our principal executive offices consist of approximately 5,500 square feet of leased space at 130 West 42nd Street, 12th Floor, New York, NY 10036 under a three-year lease expiring in November 2006 at an annual base rental of $125,000, with 3% annual escalations. On May 1, 2005, we began leasing office space in Cambridge, MA under a three-year lease at an annual base rent of $81,719. We believe that these premises are sufficient for our current needs.

     Our website is located at http://www.idds.com. Information on its website is not part of this Form SB-2.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings nor are we aware of any circumstance that may reasonably lead a third party to initiate legal proceedings against us.

                                   MANAGEMENT


EXECUTIVE OFFICERS AND DIRECTORS

     As of May 31, 2005, our executive officers and directors were:


     NAME                           AGE      POSITION
     ----                           ---      --------

     Douglas G. Watson              59       Chairman of the Board and
                                             Director

     Fred H. Mermelstein, Ph.D.     46       President, Chief Executive
                                             Officer, Secretary, and
                                             Director Designee

     Douglas A. Hamilton            39       Chief Operating Officer,
                                             Chief Financial Officer


     Daniel B. Carr, M.D.           57       Chief Medical Officer and Director


     Jackie M. Clegg                41       Director

     Peter M. Kash                  43       Director



     Each director serves until the next annual meeting of stockholders.

     The principal occupations and brief summary of the background of each director and executive officer is as follows:

     DOUGLAS G. WATSON. Mr. Watson has served as our Chairman of the Board and a director since December 2004, and as a director of IDDS since April 2002. He is the Chief Executive Officer of Pittencrieff Glen Associates, a consulting company, which Mr. Watson founded in June 1999. From January 1997 to June 1999, Mr. Watson served as President, Chief Executive Officer and a director of Novartis Corporation, the U.S. subsidiary of Novartis A.G. Mr. Watson serves as a director of Engelhard Corporation, [NYSE:EC], Orasure Technologies Inc., [Nasdaq:OSUR], Genta Inc. [Nasdaq:GNTA], and Dendreon Corporation [Nasdaq:DNDN] as well as several privately held companies. Mr. Watson is the chairman of Freedom House Foundation and serves on the President's Advisory Council of Drew University. Mr. Watson holds a M.A. in Mathematics from Churchill College, Cambridge University. He is also a member of the Chartered Institute of Management Accountants.

     FRED MERMELSTEIN, PH.D. Dr. Mermelstein has served as our President,
Chief Executive Officer, Secretary and a director since December 2004, and as a director of IDDS and its President from inception in February 1998 through July 2003 when he also became Chief Executive Officer. From April 1996 to July 2003, he was employed by Paramount Capital Investments, LLC where he became a Director of Venture Capital and a member of Orion Biomedical GP, LLC. He currently serves as a director of Cardiome Pharma Corp [Nasdaq:CRME] and Adherex Technologies, Inc. [ASE:ADH]. From February 1997 until January 2000, Dr. Mermelstein was a founder and served as a director and the Chief Scientific Officer of PolaRx BioPharmaceuticals, an oncology-based biopharmaceutical company. Dr. Mermelstein also serves on the scientific advisory board of Cardiome Pharma Corp. Dr. Mermelstein holds a dual Ph.D. in Pharmacology and Toxicology from Rutgers University and University of Medicine and Dentistry of New Jersey ("UMDNJ") Robert Wood Johnson Medical School. He completed his post-doctoral training supported by two grant awards, a National Institutes of Health fellowship and a Howard Hughes Medical Institute fellowship in the Department of Biochemistry at UMDNJ Robert Wood Johnson Medical School.

     DOUGLAS A. HAMILTON. Mr. Hamilton has served as our Chief Operating Officer and Chief Financial Officer since December 2004, and as IDDS's Chief Financial Officer since March 1999 and as its Chief Operating Officer since April 2001. Mr. Hamilton concurrently served as Chief Financial Officer and Project Manager for Trisenox(R) at PolaRx BioPharmaceuticals from March 1999 to October 2000. From March 1999 to August 2002, Mr. Hamilton also concurrently served as Director, Business Development at Paramount Capital Investments, LLC. From October 1997 to March 1999, he served as Project Manager for Zithromax(R) and Vfend(R) in addition to being a member of the Strategic Asset Management (SAM) task force in Central Research at Pfizer, Inc. From August 1993 to October 1997, Mr. Hamilton served as Project Manager at Amgen Inc. for EPOGEN(R), Aransep(R) and STEMGEN(R), among other products, and assumed responsibility for developing and leading a research and development portfolio management system. Mr. Hamilton has also served in various capacities at other biopharmaceutical companies including sales and marketing at Pharmacia, business development at NPS Allelix Biopharmaceuticals, Inc. and research at Pasteur Merieux Connaught. Mr. Hamilton holds a M.B.A. from the Richard Ivey School of Business and a B.S. in Molecular Biology and Molecular Genetics from the Department of Medical Genetics at the University of Toronto.

     DANIEL B. CARR M.D. Dr. Carr has served as a director since December 2004 and our Chief Medical Officer since September 2004 when he joined IDDS from his position as Saltonstall Professor of Pain Research at Tufts-New England Medical Center, and Professor of Anesthesiology and Medicine. He had held both positions since 1994. He ended his clinical responsibilities effective September 2004. As of May 31, 2005, he will become our Chief Executive Officer. From 1995 to 2003, he was the Medical Director of the Pain Management Program at the New England Medical Center, that merged into the Pain Management program at Caritas St. Elizabeth's Medical Center, another Tufts-affiliated program. Since 1998, he has been the Executive Director for Research at the latter program. Dr. Carr was a founder of the Pain Center at the Massachusetts General Hospital and served as Special Consultant to the U.S. Department of Health and Human Services and Co-Chair of the Agency for Health Care Policy and Research's Clinical Practice Guidelines on Acute and Cancer Pain Management. He is Editor-in-Chief of Pain:
Clinical Updates published by the International Association for the Study of Pain ("IASP"), and has served as a Director of the American Pain Society and the IASP. Dr. Carr has served as a consultant and advisor to multiple pharmaceutical companies including Abbott Laboratories, Endo Pharmaceuticals, Inc., Janssen Pharmaceuticals, Mallinckrodt, Ortho McNeil and Purdue Pharma.

     JACKIE M. CLEGG. The Honorable Jackie M. Clegg has served as a director since December 2004, and as a director of IDDS since February 2004. In September 2001, she formed the international strategic consulting firm Clegg International Consultants, LLC ("CIC") specializing in emerging markets. Previously, from May 1997 to July 2001, Ms. Clegg served a four year term as Vice Chair of the Board of Directors and First Vice President of the Export-Import Bank of the United States ("Ex-Im Bank"), previously serving in various positions at Ex-Im Bank, including Chief of Staff. Prior to joining Ex-Im Bank, Ms. Clegg worked for ten years in the United States Senate for Senator Jake Garn and on the staff to both the Senate Banking and Appropriations Committees. Ms. Clegg is also currently serving as a Director of Blockbuster Inc. [NYSE:BBI] and The Chicago Board of Trade.

     PETER M. KASH. Mr. Kash has served as a director since December 2004, and as a director of IDDS since February 2001 and served as Vice Chairman since December 2003. From 2001 to 2004, he served as Vice Chairman and a director of Keryx BioPharmaceuticals, Inc. [Nasdaq:KERX]. Additionally, Mr. Kash was a co-founder in September 2004 and is chairman of Two River Group Holdings, LLC, a biotech venture capital company. From 1991 through August 2004, he was a director and Senior Managing Director of Paramount BioCapital, Inc. In addition, from 1996 to 2000, Mr. Kash had served as an Adjunct Professor at The Wharton School of Business; from 2000 to 2002, he was a Visiting Professor at Nihon University, Tokyo, Japan; and since January, 2004, he has been an Adjunct Professor at Sy Syms School of Business at Yeshiva University. Mr. Kash holds a M.B.A. in Finance and Banking from Pace University.

     There is no family relationship among our officers and directors.

BOARD COMMITTEES

     We have an Audit Committee, a Compensation Committee and a Corporate Governance Committee. Mr. Watson and Ms. Clegg are members of all three Committees, Mr. Kash is a member of the Compensation Committee and Dr. Mermelstein is a member of the Corporate Governance Committee.

     The Audit Committee is responsible for (i) overseeing the corporate accounting and financing reporting practices, (ii) recommending the selection of our registered public accounting firm, (iii) reviewing the extent of non-audit services to be performed by the auditors, and (iv) reviewing the disclosures made in our periodic financial reports.

     The Compensation Committee determines matters pertaining to the compensation of executive officers and other significant employees, and administers our stock and incentive plans.

     The Corporate Governance Committee establishes internal corporate policies and nominates persons to serve on our Board of Directors.

DIRECTOR COMPENSATION

     We compensate non-employee members of our Board for serving as a Board member up to $2,500 per meeting and through the grant of stock options on an annual basis and a per meeting basis, including Committee meetings. Our option policy is an initial grant of 50,000 shares of common stock to an outside director upon becoming a director, and thereafter an annual option grants of 35,000 shares for the Chairman of the Board, 30,000 shares for directors who serve on one or more Board committees and 25,000 share for directors who do not serve on any committee. The exercise price of these options would be at the fair market value at time of grant and the option would vest over three years commencing one year from grant.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table sets forth certain information concerning all cash and non-cash compensation awarded to, earned by or paid to the Chief Executive Officer and other executive officers of IDDS with total compensation in excess of $100,000 during the three fiscal years ended December 31, 2004:


                                                                                                   LONG-TERM
                                                                                                 COMPENSATION
                                                           ANNUAL COMPENSATION                      AWARDS
                                               -----------------------------------------------   -------------
                                                                                                  SECURITIES
                                  FISCAL                                      OTHER ANNUAL        UNDERLYING
NAME AND PRINCIPAL POSITION        YEAR         SALARY           BONUS        COMPENSATION       OPTIONS(1)(2)
---------------------------       ------        ------           -----        ------------       -------------

Fred H. Mermelstein, Ph.D.         2004        $190,000          $80,000
President and Chief                2003        $148,250               __           __                  __
Executive Officer                  2002        $120,000               __           __                  __

Douglas A. Hamilton                2004        $165,000          $75,000
Chief Operating Officer and        2003        $205,182               __           __                  __
Chief Financial Officer            2002        $154,438          $55,000           __                  __

Daniel B. Carr, M.D.               2004 (3)    $111,506               __           __                  __
Chief Medical Officer


----------
(1) Dr. Mermelstein was granted options for 381,904 shares at exercise prices from $1.50 to $1.96 per share in 2003 and for 102,663 shares at exercise prices from $3.87 to $5.36 in 2002, and no options in 2004. The share information in these footnotes is based upon shares of the common stock giving effect to the Merger.

(2) Mr. Hamilton was granted options for 229,143 shares at exercise prices from $1.50 to $1.96 per share in 2003, and no options in 2004 or 2002.

(3) Dr. Carr became an executive officer effective September 7, 2004. He was granted options for 916,570 shares at an exercise price of $1.96 per share in 2004.


     By reason of the completion of the Merger and the Placement, effective January 1, 2005, the annual base salaries of Dr. Mermelstein and Mr. Hamilton increased to $250,000 and $225,000, respectively. In April 2005, Dr. Mermelstein and Mr. Hamilton each was granted options to purchase 75,000 shares at an exercise price of $2.70 per share related to their respective performance in 2004. At that time, other options were granted to Dr. Mermelstein, Mr. Hamilton and Dr. Carr for 125,000 shares, 75,000 shares and 12,500 shares, respectively, at an exercise price of $2.70 per share, exercisable in three equal annual installments commencing after one year.

     For at least two years prior to the effective date of the Merger, Intrac did not pay any compensation to its executive officers.

EMPLOYMENT AGREEMENTS

     The only employment agreement by us or IDDS with any executive officer is the agreement with Daniel B. Carr.

     Dr. Carr's employment agreement became effective as of September 7, 2004. Dr. Carr was appointed Chief Medical Officer. The board of directors has the option of determining, in its sole discretion, whether to appoint him as the Chief Executive Officer anytime prior to May 31, 2005. The agreement is for a term of three years, unless earlier terminated (including failure by the board of directors to appoint him as Chief Executive Officer which triggers Dr. Carr's right to terminate). Dr. Carr is receiving an initial annual base salary of $350,000, plus a guaranteed bonus of $50,000 payable within 30 days of the first anniversary of the effective date of the agreement, plus certain incentive compensation at the discretion of the board of directors, if certain performance targets are met, of up to $320,000 or options for 200,000 shares of common stock. In addition, upon commencement of employment, Dr. Carr was granted an option to purchase 916,570 shares of common stock at an exercise price of $1.96 per share, as adjusted for the merger, vesting in three equal installments commencing upon the first anniversary of the agreement.

     If Dr. Carr's employment is terminated as a result of his death or disability, Dr. Carr or to Dr. Carr's estate, as applicable, would receive his base salary and any accrued but unpaid bonus and expense reimbursement amounts through the date of his death or the disability occurs. All stock options that are scheduled to vest by the end of the calendar year in which such termination occurs would be accelerated and become vested as of the date of his disability or death, and all stock options that have not vested (or been deemed pursuant to the immediately preceding sentence to have vested) as of the date of his disability or death shall be deemed to have expired as of such date. If Dr. Carr's employment is terminated for cause, he would be entitled to his base salary and expense reimbursement through the date of termination, and he shall have no further entitlement to any other compensation or benefits. All stock options that have not vested as of the date of termination be deemed to have expired as of such date and any stock options that have vested as of the date of Dr. Carr's termination for cause would remain exercisable for a period of 90 days following the date of such termination. If Dr. Carr's employment is terminated upon the occurrence of a change of control of within six months thereafter, we would be obligated to (i) continue to pay his salary for a period of six months following such termination, (ii) pay any accrued and unpaid bonus and (iii) pay expense reimbursement amounts through the date of termination. All stock options that have not vested as of the date of such termination would be accelerated and deemed to have vested as of such termination date. If Dr. Carr's employment is terminated by the board of directors by not appointing him as Chief Executive Officer, then (i) we would be obligated to pay his base salary for a period of six months from the date of such termination and expense reimbursement through the date of termination and (ii) all of the stock options would immediately expire and be deemed null and void. If Dr. Carr's employment is terminated without cause, or by Dr. Carr for good reason, then we would be obligated to (i) continue to pay his base salary for a period of 12 months from the date of such termination, (ii) pay the bonus he would have earned had he been employed for six months from the date which such termination occurs, and
(iii) pay any expense reimbursement amounts owed through the date of termination. All stock options that are scheduled to vest in the contract year of the date of such termination shall be accelerated and deemed to have vested as of the termination date. All stock options that have not vested (or deemed to have vested pursuant to the preceding sentence) shall be deemed expired, null and void. Any stock options that have vested as of the date of Dr. Carr's termination shall remain exercisable for a period as outlined in our omnibus stock option program.

RELATED TRANSACTIONS

     In April 2005, we retained Two River Group Holding LLC, of which Peter Kash, a director, is a member, to provide certain investment relations services. The retention is through December 31, 2005 and the fee was the grant of five-year warrants for the purchase of 20,000 shares of common stock at an exercise price of $3.00 per share.

     Dr. Lindsay A. Rosenwald, our largest stockholder, is the sole member of Paramount BioCapital Investments, LLC ("PBI"), f/k/a Paramount Capital Investments, LLC. PBI is a venture capital and merchant banking firm focused on development stage biotechnology, biomedical and biopharmical companies. Until December 2002, we had shared executive offices on a rent-free basis with PBI, and also received related back office and financial support and management services free of charge.

     Dr. Rosenwald is also Chairman and sole stockholder of Paramount BioCapital, Inc. ("Paramount") f/k/a Paramount Capital, Inc., an NASD member broker-dealer affiliated with PBI. Employees or affiliates of Paramount participated as investors in the August 2003 placement of IDDS Series C Preferred Stock.

     Dr. Fred Mermelstein, our President, Chief Executive Officer, Secretary and a director, had served as the Director of Venture Capital of PBI until July 2003.

     Douglas A. Hamilton, our Chief Operating Officer and Chief Financial Officer, from March 1999 to August 2002, also served as Director, Business Development at PBI.

     Peter M. Kash, a member of our board of directors, was Senior Managing Director of Paramount and a director of Paramount BioCapital Asset Management, Inc. ("PBCAM"), an affiliate of PBI Paramount, through August 2004. He also served until September 2004, as a director to The Aries Master Fund, The Aries Master Fund II and Aries Select, Ltd., for which PBCAM serves as general partner.

     Dr. Michael Weiser, who was a member of the IDDS board of directors until December 2004, is director of Research of PBCAM, Paramount and PBI.

STOCK OPTION PLAN

     The following tables set forth certain information concerning the grant of stock options and the number and value of securities underlying exercisable and unexercisable stock options as of the fiscal year ended December 31, 2004 by the executive officers listed in the Summary Compensation Table above. None of these named persons exercised any stock options.

                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

                                INDIVIDUAL GRANTS
                     --------------------------------------


              (a)                       (b)                 (c)                   (d)                    (e)
                                                           % of
                                                           Total
                                     Number of           Options/
                                    Securities             SARS                Exercise
             Name                   Underlying          Granted to              on Base
                                     Options/           Employee(s)              Price               Expiration
                                       SARs              in Fiscal              ($/Sh)                  Date
                                    Granted (#)            Year
--------------------------------------------------------------------------------------------------------------------
Fred H. Mermelstein, Ph.D.              ___                 ___                   ___                    ___

Douglas A. Hamilton                     ___                 ___                   ___                    ___

Daniel B. Carr                        916,570              83.7%                 $1.96                 9/7/14
--------------------------------------------------------------------------------------------------------------------



 AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES
 -------------------------------------------------------------------------------

       (a)                             (b)                 (c)                   (d)                     (e)
                                                                         NUMBER OF SECURITIES
                                                                              UNDERLYING        VALUE OF UNEXERCISED
                                                                         UNEXERCISED OPTIONS    IN-THE-MONEY OPTIONS
                                                                           AT DEC. 31, 2004       AT DEC. 31, 2004
                                 SHARES ACQUIRED                             EXERCISABLE/         EXERCISABLE ($)/
       NAME                        ON EXERCISE        VALUE REALIZED        UNEXERCISABLE        UNEXERCISABLE ($)*
 ----------------                ---------------      --------------     --------------------   --------------------

Fred H. Mermelstein, Ph.D.             -0-                  --               503,185/84,868        $500,295/$109,479

Douglas A. Hamilton                    -0-                  --               333,450/50,291        $300,177/$65,687

Daniel B. Carr, MD                     -0-                  --                 --/916,570             --/$1,182,375


----------
*Assuming a value of $3.25 per share at December 31, 2004.




     Prior to the IDDS Merger, we adopted the 2004 Omnibus Stock Incentive Plan (the "Plan") covering the grant of stock options, restricted stock and other employee awards, subject to stockholder ratification. This Plan follows the IDDS Amended and Restated 2000 Omnibus Stock Incentive Plan (the "IDDS Plan"). Upon the merger, the outstanding options under the IDDS Plan were exchanged for options under our Plan with the number of option shares and the exercise prices adjusted to reflect the merger exchange ratio. As of April 30, 2005, under our Plan, options for the purchase of an aggregate of 3,337,758 shares of our common stock were outstanding at exercise prices ranging from $1.50 to $5.40 per share. In addition, as of such date, there were outstanding options not granted under the plan for an aggregate of 1,185,299 shares of common stock at exercise prices ranging from $0.01 to $3.87 per share.

                               SECURITY OWNERSHIP

     The following table sets forth information known to us with respect to the beneficial ownership of our Common Stock as of the close of business on April 30, 2005 for (i) each person known by us to beneficially own more than 5% of our voting securities, (ii) each executive officer, (iii) each of our directors, including persons who are to become directors, and (iv) all of our executive officers and directors as a group.



                NAME AND ADDRESS               SHARES BENEFICIALLY OWNED (1)
             OF BENEFICIAL OWNER (2)              NUMBER          PERCENT
             -----------------------            -----------      -----------
Lindsay A. Rosenwald (3)
c/o Paramount Capital
787 Seventh Avenue, 48th Floor
New York, NY 10019.............................   4,847,962          18.9%
Elizabeth Rogers (4)
7772 Fisher Island Drive
Miami FL, 33109................................   1,643,461           6.4%
Fred H. Mermelstein (5)........................   1,130,501           4.4%
Peter M. Kash (6)..............................     831,170           3.2%
Douglas A. Hamilton (7)........................     793,671           3.1%
Douglas G. Watson (8)..........................      86,565           0.3%
Jackie M. Clegg (9)............................      50,921           0.2%
Daniel B. Carr (10)............................          -0-          0.0%
All officers and directors
as a group (11)................................   2,892,828          11.2%

----------
(1) The number of shares beneficially owned is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any


                                       51


     shares as to which the individual has sole or shared voting power or investment power, and also any shares which the individual has the right to acquire within 60 days of April 30, 2005, through the exercise or conversion of any stock option, convertible security, warrant or other right (a "Presently Exercisable" security). Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

(2) Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person's spouse) with respect to all shares of common stock listed as owned by that person or entity. Unless otherwise indicated, the address of each of the following persons is 130 West 42nd Street, 12th Floor, New York, NY 10036.

(3) Includes (i) an aggregate of 2,230,674 shares held on behalf of Dr. Rosenwald's children and (ii) 386,610 shares owned by Horizon Biomedical Ventures, LLC. Dr. Rosenwald disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(4) Includes (i) a unit purchase option to acquire 17,246 shares, (ii) warrants to purchase 1,725 shares, and (iii) 77,614 shares obtainable upon exercise of Presently Exercisable options, all granted to Mark C. Rogers, an affiliate of Elizabeth Rogers. Excludes 97,150 shares of Common Stock owned by Dr. Rogers' adult children who do not reside with Dr. Rogers.

(5) Includes 578,185 shares obtainable upon exercise of Presently Exercisable options. Excludes 209,867 shares obtainable upon exercise of options not Presently Exercisable.

(6) Includes 18,214 shares owned by each of Kash Family Trust, Coby Kash, Jared Kash and Shantal Kash, affiliates of Peter Kash. Mr. Kash disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also, includes (i) 169,410 shares obtainable upon exercise of Presently Exercisable options and (ii) a unit purchase option to acquire 170,393 shares and warrants to purchase 17,039 shares and (iii) warrants to purchase 20,000 shares and (iv) excludes 35,000 shares obtainable upon exercise of options not Presently Exercisable.

(7) Includes 408,450 shares obtainable upon exercise of Presently Exercisable options. Excludes 125,921 shares obtainable upon exercise of options not Presently Exercisable.

(8) Includes 86,565 shares obtainable upon exercise of Presently Exercisable options. Excludes 45,000 shares obtainable upon exercise of options not Presently Exercisable.

(9) Includes 50,921 shares obtainable upon exercise of Presently Exercisable options. Excludes 35,000 shares obtainable upon exercise of options not Presently Exercisable.

(10) Excludes 929,070 shares obtainable upon exercise of options not Presently Exercisable.

(11) Includes all shares of the persons denoted in footnotes (5) through (10).


     Lindsay A. Rosenwald, Fred H. Mermelstein, Douglas A. Hamilton and Douglas
G. Watson each agreed to lock up his common stock for the period from the December 6, 2004 merger closing date until three months after the effective date of this prospectus.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     We are authorized to issue 500,000,000 shares of common stock, $.001 par value, of which 25,839,119 shares were outstanding as of May 31, 2005.

     The holders of common stock are entitled to one vote for each share held of record on all matters to be voted by stockholders. There is no cumulative voting with respect to the election of directors with the result that the holders of more than 50% of the shares of common stock and other voting shares voted for the election of directors can elect all of the directors.

     The holders of shares of common stock are entitled to dividends when and as declared by the board of directors from funds legally available therefore, and, upon liquidation are entitled to share pro rata in any distribution to holders of common stock, subject to the right of holders of outstanding preferred stock. No dividends have ever been declared by the board of directors on the common stock. See "Dividend Policy." Holders of our common stock have no preemptive rights. There are no conversion rights or redemption or sinking fund provisions with respect to our common stock. All of the outstanding shares of common stock are, and all shares sold hereunder will be, when issued upon payment therefore, duly authorized, validly issued, fully paid and non-assessable.

PREFERRED STOCK

     We are authorized to issue 5,000,000 shares of preferred stock, par value $.001 per share, of which 200,000 shares have been designated as Series A Preferred Stock. However, all outstanding shares of Series A Preferred Stock were repurchased as of the merger, and none was outstanding as of May 31, 2005.

     We may issue authorized preferred stock in one or more series having the rights, privileges, and limitations, including voting rights, conversion rights, liquidation preferences, dividend rights and redemption rights, as may, from time to time, be determined by the board of directors. Preferred stock may be issued in the future in connection with acquisitions, financings, or other matters, as the board of directors deems appropriate. In the event that we determine to issue any shares of preferred stock, a certificate of designation containing the rights, privileges and limitations of this series of preferred stock will be filed with the Secretary of State of the State of Nevada. The effect of this preferred stock designation power is that our board of directors alone, subject to Federal securities laws, applicable blue sky laws, and Nevada law, may be able to authorize the issuance of preferred stock which could have the effect of delaying, deferring, or preventing a change in control without further action by our stockholders, and may adversely affect the voting and other rights of the holders of our common stock.

TRANSFER AGENT

     Atlas Stock Transfer Corporation, Las Vegas, Nevada, is the transfer agent for our common stock.

                              SELLING STOCKHOLDERS

     This prospectus covers the offer and sale by the selling stockholders of up to 14,952,968 shares of common stock and an additional 816,733 shares of common stock issuable upon exercise of outstanding warrants. Of these warrants (i) 175,016 have an exercise price of $.01 per share expire in September 2005 (the "1998 Bridge Warrants"), (ii) 415,403 have an exercise price of $3.87 per share expire in October 2005 (the "A Warrants"), and (iii) 226,314 have an exercise price of $2.65 per share expire in November 2009 (the "2004 Bridge Warrants").

     The selling stockholders are comprised of: (i) persons who beneficially own an aggregate of 8,602,662 shares of common stock issued to former IDDS stockholders in the merger, including 590,419 shares underlying warrants, (ii) persons who beneficially own an aggregate of 6,139,913 shares who were purchasers in the December 2004 placement, (iii) persons who beneficially own an aggregate of 503,315 shares who were affiliates of Intrac prior to the merger,
(iv) persons who received 169,735 shares as a milestone payment under a license agreement and (v) persons who beneficially own an aggregate of 226,314 shares underlying warrants issued in the 2004 bridge financing. None of the selling stockholders has held any position or office or had any material relationship with us or any of our predecessors or affiliates within three years of the date of this prospectus, except for Fred H. Mermelstein, a director and our President, Chief Executive Officer and Secretary; Douglas A. Hamilton, our Chief Operating Officer and Chief Financial Officer; Peter M. Kash, a director; Remy Capital Partners L.P. of which Mark S. Siegel, its general partner was a member of the IDDS Board of Directors from September 2002 to December 2004; Michael Weiser, who was a member of the IDDS Board from January 2000 to December 2004; and Lindsay Rosenwald, a principal stockholder of IDDS and whose affiliated company had provided services to IDDS.

     The following table sets forth, as of April 30, 2005 and upon completion of this offering, information with regard to the beneficial ownership of our common stock by each of the selling stockholders, including shares underlying warrants and options exercisable within 60 days of April 30, 2005. The term "Selling Stockholder" includes the stockholders listed below and their respective transferees, assignees, pledges, donees and other successors.

     Because the selling stockholders may offer all, some or none of their common stock, no definitive estimate as to the number of shares thereof that will be held by the selling stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of common stock offered under this prospectus will be sold.


                                                                                                          PERCENTAGE
                                                                   SHARES          NUMBER OF SHARES       BENEFICIAL
                                                             BENEFICIALLY OWNED   OFFERED BY SELLING    OWNERSHIP AFTER
                           NAME                                BEFORE OFFERING       STOCKHOLDERS        OFFERING (1)
--------------------------------------------------------     ------------------   ------------------    ----------------
Ross D. Ain.............................................            2,270                2,270                 *
Haim Aitani.............................................            5,174                5,174                 *
Randi Albin  ...........................................          261,592                2,037               0.9%
Alan Keith Alpers.......................................            4,662                4,662                 *
Ambit Ltd.  (2).........................................           13,080               13,080                 *
Yehuda Amit  (3)                                                    5,691                5,691                 *
Neil T. Anderson........................................          122,699              122,699                 *
Ann Arbor Partners, L. P.  (4)..........................           99,116               99,116                 *
Samuel L. Armfield III  (5).............................           13,178               13,178                 *
Arrowsmith Fund, Ltd.  (4)..............................           99,116               99,116                 *
Auberry Trading, Inc.  (6)..............................          173,383              173,383                 *
Baker Family Trust......................................            4,662                4,662                 *
Balanced Investments, LLC  (7)..........................          151,938              151,938                 *
Balestra Capital Partners, LP  (8)**....................           67,894               67,894                 *
Balestra Spectrum Partners, LLC  (8)**..................           50,921               50,921                 *
Jack Baniel  (9)........................................            7,115                7,115                 *
Bank von Ernst (transferee)  (10).......................            7,115                7,115                 *
Banque SCS Alliance  (11)...............................          263,531              263,531                 *
Kathryn Bareket  (12)...................................            2,846                2,846                 *


                                       54


                                                                                                          PERCENTAGE
                                                                   SHARES          NUMBER OF SHARES       BENEFICIAL
                                                             BENEFICIALLY OWNED   OFFERED BY SELLING    OWNERSHIP AFTER
                           NAME                                BEFORE OFFERING       STOCKHOLDERS        OFFERING (1)
--------------------------------------------------------     ------------------   ------------------    ----------------
Beck Family Partners, L.P.  (13)........................           87,762               87,762                 *
Beechwood Ventures LLC  (14)**..........................           84,867               84,867                 *
Bill Benenson...........................................          109,386              109,386                 *
BioCom Management & Investments (2002) Ltd  (15)........           16,625               16,625                 *
Bristol Investment Fund, Ltd  (16)**....................          622,362              622,362                 *
Herbert Brotspies  (17).................................          102,863               17,722               0.3%
Calgar & Associates  (17)...............................          102,863               17,722               0.3%
Canyon Balanced Equity Masters Fund, Ltd.  (18)**.......           84,867               84,867                 *
Canyon Value Realization Fund (Cayman)
   Ltd.  (18)**.........................................        1,188,146            1,188,146                 *
Canyon Value Realization Fund, L.P.  (18)**.............          254,603              254,603                 *
Canyon Value Realization Mac-18 Ltd.  (18)**............           84,867               84,867                 *
Caxton Select Investments LLC  (19)                                76,745               76,745                 *
David Wilstein and Susan Wilstein Trustees of the Century
   Trust**..............................................           33,947               33,947                 *
Chicago Private Investments  (20).......................          132,887              132,887                 *
Joseph B. Childrey......................................            5,471                5,471                 *
CMS / Canyon DOE Subpartnership LP  (21)**..............           84,867               84,867                 *
Ilan Cohn  (22).........................................           82,339               82,339                 *
Coqui Capital Partners, LP  (23)........................          335,368              335,368                 *
Archibald Cox, Jr.   (24)...............................            9,082                9,082                 *
Cranshire Capital, L.P.  (25)**.........................           67,894               67,894                 *
Credito Privato Commerciale SA  (26)....................           65,883               65,883                 *
Crescent International Ltd.  (27).......................          101,841              101,841                 *
Micheline A. Cromar  (28)...............................            7,115                7,115                 *
John P. Curran**........................................          169,735              169,735                 *
John P. Curran IRA**....................................          339,470              339,470                 *
Sean B. Curran**........................................           84,867               84,867                 *
Ezra Dabah Grantor Trust................................          107,534               40,325               0.3%
Christopher Daly  (29)..................................            2,846                2,846                 *
Ytzhak Dankner  (30)....................................          329,397              329,397                 *
Yvette and Isaac Debah 2002 Family Trust................          133,126              133,126                 *
Barry Dennis  (31)......................................           14,230               14,230                 *
Elke R. DeRamirez  (32).................................            5,691                5,691                 *
DG Lux Multimanager Isicav  (33)........................          284,584              284,584                 *
John Christopher Donald  (31)...........................           14,230               14,230                 *
Drax Holdings. L.P.  (34)...............................          164,707              164,707                 *
James L. Dritz  (35)....................................           11,352               11,352                 *
Abraham Dulberg  (31)...................................           14,230               14,230                 *
Edryc Ltd.  (36)........................................           42,688               42,688                 *
Ellesan, Inc.  (37).....................................           71,146               71,146                 *
Kurt Enslein  (38)......................................            4,541                4,541                 *
eXegenics, Inc..........................................          345,991              345,991                 *
Robert J. Falk  (39)....................................           65,883               65,883                 *
David Felder  (12)......................................            2,846                2,846                 *
Jeanette Flores-Perez...................................              204                  204                  *
Haim Frenkel  (40)......................................            6,261                6,261                 *
Edward A. Friedman  (41)................................           82,354               82,354                 *
Frisby Finance Ltd  (42)................................            7,115                7,115                 *
FSVK Investments, Inc.  (43)............................           27,970               27,970                 *
Juliet Gal  (44)........................................           21,344               21,344                 *
Gjerde Trust............................................            9,324                9,324                 *
Ronald Glickman**.......................................           16,974               16,974                 *


                                       55


                                                                                                          PERCENTAGE
                                                                   SHARES          NUMBER OF SHARES       BENEFICIAL
                                                             BENEFICIALLY OWNED   OFFERED BY SELLING    OWNERSHIP AFTER
                           NAME                                BEFORE OFFERING       STOCKHOLDERS        OFFERING (1)
--------------------------------------------------------     ------------------   ------------------    ----------------
Douglas A. Hamilton  (45)...............................          793,671                6,657               2.7%
Harel Insurance Company Ltd.  (46)**....................          173,130              173,130                 *
Harel Insurance Investments Ltd.  (46)..................          154,454              154,454                 *
Hevrat Helka  (47)......................................           33,530               33,530                 *
Jillian Hoffman  (28)...................................           25,219                8,500                 *
Horizon Biomedical Ventures, LLC  (48)..................          386,610              386,610                 *
Ilanit Toys Marketing, Ltd.  (49).......................            8,537                8,537                 *
Jacob M. Immanuel.......................................            6,804                6,804                 *
Impressive Ltd.  (50)...................................           14,230               14,230                 *
Theresa Incagnoli  (51).................................            2,271                2,271                 *
Initio  (52)............................................           56,917               56,917                 *
Inversiones Miraconcha, S.L.  (53)**....................           84,528               84,528                 *
Irvine Securities BVI Ltd.  (transferee)  (54)..........            5,691                5,691                 *
Ivan Kaufman Family Trust (IKFT)  (55)**................          158,425              158,425                 *
J.S.D. Management & Investment Co. Ltd  (56)............            9,869                9,869                 *
Erik P. Jacobsen........................................            7,400                7,400                 *
Robert Kaplan (57)......................................            8,980                8,980                 *
Kash Family Trust.......................................           18,214                2,691                 *
Coby Kash...............................................           18,214                2,691                 *
Jared Kash..............................................           18,214                2,691                 *
Peter Kash..............................................          758,314              200,687               2.0%
Shantal Kash............................................           18,214                2,691                 *
Scott Katzmann..........................................           58,058                7,944               0.2%
Bonnie Kazam............................................           66,563               66,563                 *
Joshua Kazam & Jola Kazam JTWROS .......................           84,611                  271               0.3%
Donald Kendall  (58)....................................           22,705               22,705                 *
Irv Kessler  (59).......................................           56,917               56,917                 *
Keys Foundation  (58)...................................           22,705               22,705                 *
Kier Family L.P.  (60)..................................           78,381               78,381                 *
Kiernan Family Trust**..................................          101,841              101,841                 *
Gregory F. Kiernan**....................................          101,841              101,841                 *
Martin C. Klein  (61)...................................            3,406                3,406                 *
Robert Klein and Myriam Gluck  (62).....................           54,819               54,819                 *
Farideh Knox  (63)......................................           12,264               12,264                 *
James Knox  (63)........................................           15,592               15,592                 *
John Knox...............................................           38,370                3,610                 *
Burton Koffman  (64)....................................           32,941               32,941                 *
Joyce E. Kozacik........................................             204                   204                 *
Yechiel Krieger  (64)...................................           32,941               32,941                 *
Adrienne  Landau**......................................           33,947               33,947                 *
Lande's HVAC Inc........................................            5,680                5,680                 *
Jonathan Levine  (9)....................................            7,115                7,115                 *
John Liatos  (9)........................................           10,443               10,443                 *
Erika LoMonte...........................................              333                  333                 *
Ehud Lurie  (9).........................................            8,220                8,220                 *
Maberly Investment Company   (65).......................          142,292              142,292                 *
Patrick Mason  (66).....................................           11,529               11,529                 *
Timothy McInerney.......................................           53,277                7,869               0.2%
Kevin T. McManus  (63)..................................            5,676                5,676                 *
Medison-Tech Ltd.  (64).................................           32,941               32,941                 *
Mega International Corporation   (67)...................           19,086               19,086                 *
Fred Mermelstein  (68)..................................        1,130,501               66,563               3.8%
Josef Mermelstein  (64).................................           32,941               32,941                 *


                                       56


                                                                                                          PERCENTAGE
                                                                   SHARES          NUMBER OF SHARES       BENEFICIAL
                                                             BENEFICIALLY OWNED   OFFERED BY SELLING    OWNERSHIP AFTER
                           NAME                                BEFORE OFFERING       STOCKHOLDERS        OFFERING (1)
--------------------------------------------------------     ------------------   ------------------    ----------------
David Milch.............................................           13,320               13,320                 *
Craig and Michele Millard...............................           46,616               46,616                 *
Mary Miller.............................................              333                  333                 *
Louis G. Navellier......................................           18,647               18,647                 *
Drori David Nawi  (69)..................................           14,230               14,230                 *
Shaul Nawi  (69)........................................           14,230               14,230                 *
Renato Negrin  (64).....................................           95,021               95,021                 *
New Bank Ltd  (70)**....................................           33,947               33,947                 *
New Cavendish Finance Corporation  (71).................           16,470               16,470                 *
Joseph G. Nicholas  (64)................................           25,458               28,458                 *
Nite Capital LP  (72)**.................................           33,948               33,948                 *
Michael Pace  (73)......................................           19,495               19,495                 *
Stephen R. Pace  (74)...................................           14,229               14,229                 *
Eliezer Peleg  (64).....................................           32,941               32,941                 *
Perceptive Life Sciences Master Fund, Ltd.  (75)**......          678,941              678,941                 *
Permal Investment Holdings   (76).......................          316,982              316,982                 *
PFS International  (77).................................            5,691                5,691                 *
Richard H. Pollack  (78)................................           11,352               11,352                 *
Robert L. Porell  (12)..................................            4,177                4,177                 *
Tis Prager  (63)........................................            5,676                5,676                 *
ProMed Offshore Fund, Ltd.  (79)**......................           29,123               29,123                 *
ProMed Offshore Fund II, Ltd.  (79)**...................          180,970              180,970                 *
ProMed Partners, L.P.  (79)**...........................          182,477              182,477                 *
ProMed Partners II L.P.  (79)**.........................           43,906               43,906                 *
R&R Biotech Partners LLC  (80)..........................          354,508              132,940               0.8%
Meredith Rauhut**.......................................           84,867               84,867                 *
Albert Reichmann  (64)..................................           28,458               28,458                 *
Remy Capital Partners, L.P.  (81).......................          748,487              748,487                 *
Stephen Rocamboli.......................................           53,851                1,664               0.2%
Rosenwald Family Trust - 12/15/2000
   FBO David  (82)......................................          545,188               49,922               1.9%
Rosenwald Family Trust - 12/15/2000
   FBO Demiona  (82)....................................          545,188               49,922               1.9%
Rosenwald Family Trust - 12/15/2000
   FBO Donni  (82)......................................          545,188               49,922               1.9%
Rosenwald Family Trust - 12/15/2000
   FBO Joshua  (82).....................................          545,188               49,922               1.9%
Rosenwald Family Trust - 12/15/2000
   FBO Tamar  (82)......................................           49,922               49,922                 *
Lindsay Rosenwald (82)..................................        2,230,678              249,608               7.4%
Lyon  Roth**............................................           33,947               33,947                 *
Henry Rothman**.........................................           34,626               34,626                 *
Wayne Rubin.............................................          152,691               18,439               0.5%
Abdel Quezada Rueda  (9)................................            7,115                7,115                 *
Karl Ruggeberg..........................................           18,728                9,319                 *
Rush & Company  (61)....................................           28,458               28,458                 *
David Ruttenberg  (63)..................................            5,676                5,676                 *
Allan and Shari Severson................................            4,662                4,662                 *
J.F. Shea Company, Inc..................................           45,408               45,408                 *
Aharon Shnerik  (61)....................................           28,458               28,458                 *
Sky Ventures LLP  (83)**................................           84,867               84,867                 *
Smithfield Fiduciary LLC  (84)**........................          339,470              339,470                 *
Sonostar Ventures, LLC  (85)**..........................          101,841              101,841                 *


                                       57


                                                                                                          PERCENTAGE
                                                                   SHARES          NUMBER OF SHARES       BENEFICIAL
                                                             BENEFICIALLY OWNED   OFFERED BY SELLING    OWNERSHIP AFTER
                           NAME                                BEFORE OFFERING       STOCKHOLDERS        OFFERING (1)
--------------------------------------------------------     ------------------   ------------------    ----------------
Esther Stahler**........................................           84,867               84,867                 *
Gary B. Stein**.........................................           16,974               16,974                 *
Jason Stein.............................................            7,928                  662                 *
Stanley Stern...........................................            6,656                6,656                 *
David Tanen.............................................          437,157                6,656               1.6%
Jeffrey Taylor..........................................           21,878               21,878                 *
Techvest Associates, LLC  (86)..........................           16,472               16,472                 *
TLF Associates, LLC  (87)...............................           32,941               32,941                 *
Tokenhouse Trading SP  (88).............................           37,424               37,424                 *
Tom Maintenance @ Properties, Ltd.  (89)................           32,941               32,941                 *
Toushia Consulting Engineers Ltd.  (90).................            6,572                6,572                 *
Transworld Energy, Inc.  (91)...........................          199,209              199,209                 *
Trident Growth Fund L.P.  (92)..........................          113,157              113,157                 *
Turquoise Partners, LLC  (93)...........................          128,804               48,302               0.3%
TWP IDDS Investors  (94)................................           17,714               17,714                 *
Stephen P. Vermut  (95).................................          142,292              142,292                 *
Stephen P. & Barbara T. Vermut, Trustee's UTA...........          166,407              166,407                 *
William J. Waskewich  (64)..............................           32,941               32,941                 *
Wave Holdings  (96).....................................            7,115                7,115                 *
Stuart Weg  (64)........................................        1,165,776              200,854               3.6%
Shai Weil...............................................            3,643                3,643                 *
Michael Weiser..........................................          383,905                6,656               1.4%
Wexford Spectrum Investors LLC  (97)**..................          336,076              336,076                 *
WFB NA Rollover IRA Cust. For Cyril Jones...............            4,662                4,662                 *
Bruno Widmer  (98)......................................            5,676                5,676                 *
Brian Wilhite...........................................            4,662                4,662                 *
Alyson H. Will..........................................            5,328                5,328                 *
William H. Willett  (99)................................           77,235               77,235                 *
Richard and Sheila Williams.............................              662                  662                 *
Timothy Williams........................................              662                  662                 *
Margaret Woodford.......................................              255                  255                 *
Xedex International, Ltd.  (100.........................          142,292              142,292                 *
Y.A.Z. Investments Ltd.  (101)..........................           28,458               28,458                 *
Yozma Venture Capital, Ltd.  (102)......................          438,801              438,801                 *
Z. Friedman & Co. Business Management Ltd.  (9).........            7,115                7,115                 *
Maurice Zagha...........................................              999                  999                 *
Maurice and Barbara Zagha  (103)........................            1,135                1,135                 *
Ronald Zimet**..........................................           33,947               33,947                 *
Uzi Zucker  (64)........................................           61,740               61,740                 *
Shraga Mordechai Zvi  (64)..............................           14,230               14,230                 *


----------
     *   Less than 0.1%.

     **  Participant in December 2004 placement.

     (1)  The percentage is calculated upon 25,626,436 shares outstanding.

     (2) Yair Eeron holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 647 shares underlying A Warrants.

     (3)  Includes 517 shares underlying A Warrants.

     (4) For each selling stockholder James R. Hodge holds voting and/or dispositive power over its shares, and includes 6,468 shares underlying A Warrants.

     (5)  Includes 1,035 shares underlying A Warrants.

     (6) Peter Zachariou holds voting and/or dispositive power over the shares held by the selling stockholder.


                                       58


     (7) Roberto Diaz, Alonso Diaz or Jorge Diaz hold voting and/or dispositive power over the shares held by the selling stockholder. Includes 7,761 shares underlying A Warrants.

     (8) For each selling stockholder, Jeff Eliot Margolis holds voting and/or dispositive power over its shares.

     (9)  Includes 647 shares subject to A Warrants.

     (10) Dina Berlowitz and Wolfgang Benedikt hold voting and/or dispositive power over the shares held by the selling stockholder. Includes 647 shares subject to A Warrants

     (11) Michel Seba holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 20,697 shares subject to A Warrants.

     (12) Includes 259 shares subject to A Warrants.

     (13) Ronald Beck holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 5,174 shares subject to A Warrants.

     (14) Kalman Renov holds voting and/or dispositive power over the shares held by the selling stockholder.

     (15) Mony Ben Dor or David Schlachet holds voting and/or dispositive power over the shares held by the selling stockholder.

     (16) Paul Kessler holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 113,157 shares underlying the 2004 Bridge Warrants.

     (17) Includes 12,730 shares issued in April 2005. Dr. Herbert Gray holds voting and/or dispositive power over the shares held by Calgar & Associates.

     (18) R.C.B. Evensen, Joshua Friedman or Mitchell R. Julis hold voting and/or dispositive power over the shares held by each selling stockholder.

     (19) John Forbes holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 3,881 shares underlying A Warrants.

     (20) Joshua Kanter holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 9,055 shares underlying A Warrants.

     (21) R.C.B. Evensen, Joshua Friedman or Mitchell R. Julis holds voting and/or dispositive power over the shares held by the selling stockholder.

     (22) Includes 6,468 shares underlying A Warrants.

     (23) Issac Kier holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 12,936 shares underlying A Warrants.

     (24) Includes 9,082 shares underlying 1998 Bridge Warrants.

     (25) Mitch Kopin holds voting and/or dispositive power over the shares held by the selling stockholder.

     (26) Carlo Pagani holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 5,174 shares underlying A Warrants.

     (27) Mel Craw and Maki Brezzi holds voting and/or dispositive power over the shares held by the selling stockholder.

     (28) Includes 647 shares underlying A Warrants.

     (29) Includes 259 shares underlying A Warrants.

     (30) Includes 25,871 shares underlying A Warrants. (31) Includes 1,294 shares underlying A Warrants. (32) Includes 517 shares underlying A Warrants.

     (33) Dr. Cyril Zimmerman holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 25,871 shares underlying A Warrants.

     (34) Linda Hamilton and Mary Tanner Hackney hold voting and/or dispositive power over the shares held by the selling stockholder. Includes 12,936 shares underlying A Warrants.

     (35) Includes 11,352 shares underlying 1998 Bridge Warrants.

     (36) Eyal Carmon holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 3,881 shares underlying A Warrants.

     (37) Didier Grandjean holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 6,468 shares underlying A Warrants.

     (38) Includes 4,541 shares underlying 1998 Bridge Warrants.

     (39) Includes 5,174 shares underlying A Warrants.

     (40) Includes 569 shares underlying A Warrants.

     (41) Includes 6,468 shares underlying A Warrants.

     (42) Zeev Pilpel-Paz and Zvi Gutzeit hold voting and/or dispositive power over the shares held by the selling stockholder. Includes 647 shares underlying A Warrants.


                                       59


     (43) F. Van Kasper holds voting and/or dispositive power over the shares held by the selling stockholder.

     (44) Includes 1,940 shares underlying A Warrants.

     (45) Includes 408,450 shares underlying stock options, and excludes 125,921 shares underlying unvested stock options.

     (46) Amir Hessel or Alon Kaufman holds voting and/or dispositive power over the shares held by the selling stockholder. Also includes 5,174 shares underlying A Warrants held by Harel Insurance Investment Ltd.

     (47) Jacob Immanuel holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 2,587 shares underlying A Warrants.

     (48) Lindsay A. Rosenwald is managing member and therefore holds voting and/or dispositive power over the shares held by the selling stockholder.

     (49) Jacob Immanuel holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 776 shares underlying A Warrants.

     (50) Schlomo Elia holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 1,294 shares underlying A Warrants.

     (51) Includes 2,270 shares underlying 1998 Bridge Warrants.

     (52) Orna Samuel holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 5,174 shares underlying A Warrants.

     (53) Jose Luis Diaz holds voting and/or dispositive power over the shares held by the selling stockholder.

     (54) D. Martel and D.E. Busgen hold voting and/or dispositive power over the shares held by the selling stockholder. Includes 517 shares underlying A Warrants.

     (55) Joseph Martello, Trustee, holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 5,174 shares underlying A Warrants.

     (56) Jacob Immanuel holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 776 underlying A Warrants.

     (57) Includes 647 shares underlying A Warrants.

     (58) Includes 22,705 shares underlying 1998 Bridge Warrants.

     (59) Includes 5,174 shares underlying A Warrants.

     (60) Issac Kier holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 2,587 shares underlying A Warrants.

     (61) Intentionally left blank.

     (62) Includes 2,587 shares underlying A Warrants.

     (63) Includes (i) 191 shares underlying 1998 Bridge Warrants and (ii) 517 shares underlying A Warrants.

     (64) Includes (i) 227,040 shares held in escrow and (ii) 144,275 shares issued in April 2005.

     (65) Meir Elkis holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 12,936 shares underlying A Warrants.

     (66) Includes 905 shares underlying A Warrants.

     (67) Ricaro Gonzalez holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 1,319 shares underlying A Warrants.

     (68) Includes 578,185 shares underlying stock options, and excludes 209,867 shares underlying unvested stock options.

     (69) Includes 1,294 shares underlying A Warrants.

     (70) Yacov Reizman holds voting and/or dispositive power over the shares held by the selling stockholder.

     (71) Marco Fainziliber holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 1,293 shares underlying A Warrants.

     (72) Keith Goodman holds voting and/or dispositive power over the shares held by the selling stockholder.

     (73) Includes 1,773 shares underlying Series A Warrants.

     (74) Includes 1,293 shares underlying Series A Warrants.

     (75) Joseph Edelman holds voting and/or dispositive power over the shares held by the selling stockholder.

     (76) Robert Kaplan and James R. Hodge hold voting and/or dispositive power over the shares held by the selling stockholder.


                                       60


     (77) Philip F. Sheats holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 517 shares underlying A Warrants.

     (78) Includes 11,352 shares underlying 1998 Bridge Warrants.

     (79) Barry Kurokawa and David Musket hold voting and/or dispositive power over the shares held by the selling stockholder.

     (80) Thomas Pinou holds voting and/or dispositive power over the shares held by the selling stockholder.

     (81) Mark Siegel holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 51,743 shares underlying A Warrants.

     (82) Lester Lipschultz holds voting and/or dispositive power over the shares held by the trusts. Dr. Rosenwald disclaims beneficial ownership of those shares and shares held by Horizon Biomedical Ventures, LLC except to the extent of his pecuniary interest therein.

     (83) Dov Perlysky holds voting and/or dispositive power over the shares held by the selling stockholder.

     (84) Glenn Dubin and Henry Swieca hold voting and/or dispositive power over the shares held by the selling stockholder.

     (85) Gregory Kiernan holds voting and/or dispositive power over the shares held by the selling stockholder.

     (86) Shimon Topor holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 1,294 shares underlying A Warrants.

     (87) William B. Benenson, Frederick C. Benenson or Lawrence B. Benenson holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 2,587 shares underlying A Warrants.

     (88) Cititrust (Switzerland) Ltd. holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 2,587 shares underlying A Warrants.

     (89) Zvi Biran holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 2,587 shares underlying A Warrants.

     (90) Shmuel Nir holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 517 shares underlying A Warrants.

     (91) Mohammed Alireza holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 18,110 shares underlying A Warrants.

     (92) Frank M. DeLape holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 113,157 shares underlying 2004 Bridge Warrants.

     (93) Arnold Kling holds voting and/or dispositive power over the shares held by the selling stockholder.

     (94) David Baylor holds voting and/or dispositive power over the shares held by the selling stockholder.

     (95) Includes 12,936 shares underlying Series A Warrants.

     (96) Guy Keren holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 647 shares subject to A Warrants.

     (97) Charles E. Davidson and Joseph M. Jacobs hold voting and/or dispositive power over the shares held by the selling stockholder.

     (98) Includes 5,676 shares underlying 1998 Bridge Warrants.

     (99) Includes 11,352 shares underlying 1991 Bridge Warrants and 5,174 shares underlying A Warrants.

     (100) Mohammed Alireza holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 12,936 shares underlying A Warrants.

     (101) Yehuda Zudik holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 2,587 shares underlying A. Warrants.

     (102) Eyal Wolfshal holds voting and/or dispositive power over the shares held by the selling stockholder. Includes 25,871 shares underlying Series A Warrants.

     (103) Includes 1,135 shares underlying 1998 Bridge Warrants.


     Under the terms of the Registration Rights Agreement entered into as part of the December 2004 Placement, we are obligated to file this registration statement by January 20, 2005 and to cause it to become effective by March 4, 2005, subject to certain adjustments. In the event this registration statement is not declared effective by June 6, 2005, we are obligated to pay each of the participants in the Placement (a) an amount in cash, as liquidated damages, equal to one point five percent (1.5%) of the aggregate purchase price paid by such participant in the Placement for each monthly period, or portion thereof, in which we are not in compliance with our obligation to file or make effective this registration statement. Under the terms of the Registration Rights Agreement, we have agreed to keep the registration statement effective until all the shares from the Placement have been sold or such shares may be sold without the volume restrictions under Rule 144(k) of the Securities Act, subject to our terminating the offering at an earlier date by reason of future corporate developments which would acquire the updating of the Registration Statement.


     Messrs. Hamilton, Mermelstein and Rosenwald agreed to "lock up" their respective shares of common stock for a period of three months commencing upon the effective date of this prospectus, subject to certain exceptions or with our prior consent to waive the provision.


     Jillian Hoffman, Scott Katzman, John Knox, Timothy McInerney, Stephen Rocamboli, Lindsay Rosenwald, Wayne Rubin, Karl Ruggeberg, Jason Stein and Michael Weiser are associated with or employees of Paramount BioCapital, Inc., a NASD member broker-dealer. We do not have any arrangement with Paramount BioCapital, Inc. for it to act as a broker-dealer for the sale of the shares included herein for the abovementioned selling stockholders. Each of these selling stockholders purchased the shares being offered by him in this prospectus in the ordinary course of business, and, at the time of purchase of such shares, he had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

     We are subject to various registration rights agreements with the other selling stockholders under which we have certain obligations to include their shares of common stock in this prospectus.

                              PLAN OF DISTRIBUTION

     The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

     o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o    privately negotiated transactions;

     o settlement of short sales entered into after the date of this prospectus;

     o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

     o    a combination of any such methods of sale; and

     o    any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the ledge or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders, including those who are affiliated with or employees of broker-dealers as set forth in "Selling Stockholders," and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

     We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

     Thelen Reid & Priest LLP, New York, NY, will pass upon the validity of the common stock being offered by this prospectus.

                                     EXPERTS

     The financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 and for the period from February 23, 1998 (inception) to December 31, 2004, included in this prospectus, have been so included in reliance on the report (which contains an emphasis of matter paragraph regarding our recurring losses and limited capital described in Note 2 to the financial statements referred to above) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                         CHANGE IN CERTIFYING ACCOUNTANT

     In December 2004, after the closing of the merger transaction with IDDS, Paritz & Company P.A. (the "Paritz firm") ceased serving as the Intrac accountants and were replaced by PricewaterhouseCoopers LLP ("PwC"). For accounting purposes, IDDS was the acquiror and Intrac was the acquired party on the merger transaction. The Paritz firm had audited the Intrac financial statements for the two years ended December 31, 2003. Our directors decided to retain PwC, which had audited the IDDS financial statements for the two years ended December 31, 2003. The reports of the Paritz firm on the financial statements of Intrac for the two most recently completed fiscal years contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principle. In connection with their audit for the two most recent fiscal years and through December 2004, there have been no disagreements with Intrac on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of the Paritz firm, would have caused them to make reference thereto in their report on the financial statements for such years. During the most recent fiscal year and through December 2004, none of the events specified in Item 304(a)(iv)(B) of Regulation S-B promulgated by the SEC have occurred. We requested that the Paritz firm furnish a letter addressed to the SEC stating whether or not it agreed with the above statements. A copy of such letter, dated December 16, 2004, was filed as an exhibit to a Form 8-K filed with the SEC on December 16, 2004.

     On December 13, 2004, Intrac engaged PwC to be its independent registered public accounting firm. During the two most recent fiscal years and to December 13, 2004, Intrac had not consulted with PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Intrac's financial statements, and either a written report was provided to Intrac or oral advice was provided that PwC concluded was an important factor considered by Intrac in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement and required to be reported under Item 304(a)(1)(iv) of Regulation S-B and the related instructions thereto.

                              AVAILABLE INFORMATION

     We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and us, please review the registration statement, including exhibits, schedules and reports filed as a part thereof. Statements in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement, set forth the material terms of such contract or other document but are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

     We are also subject to the informational requirements of the Exchange Act which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information along with the registration statement, including the exhibits and schedules thereto, may be inspected at public reference facilities of the SEC at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC's Internet website at http://www.sec.gov.

                          INDEX TO FINANCIAL STATEMENTS
                                                                            Page
                                                                            ----

AUDITED
-------

Report of Independent Registered Public Accounting Firm                      F-2

Consolidated Balance Sheets as of December 31, 2003 and 2004                 F-3

Consolidated Statements of Operations for the years ended
   December 31, 2002, 2003, and 2004, and the cumulative
   period from February 23, 1998 (inception) to December 31, 2004            F-4

Consolidated Statements of Redeemable Preferred Stock and
   Stockholders' Equity (Deficit) for the period from
   February 23, 1998 (inception) to December 31, 2004
   including the years ended December 31, 2002, 2003
   and 2004                                                                  F-5

Consolidated Statements of Cash Flows for the years ended
   December 31, 2002, 2003 and 2004, and the cumulative period
   from February 23, 1998 (inception) to December 31, 2004                   F-6

Notes to the Consolidated Financial Statements                               F-9

UNAUDITED
---------

Condensed Consolidated Balance Sheet as of March 31, 2005.                  F-26

Condensed Consolidated Statements of Operations for the three months ended March 31, 2004 and 2005, and for the cumulative
   period from February 23, 1998 (inception) to March 31, 2005.             F-27

Condensed Consolidated Statements of Stockholders' Equity (Deficit)
     for the period to March 31, 2005.                                      F-28

Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2004 and 2005, and the cumulative period from
   February 23, 1998 (inception) to March 31, 2005.                         F-29

Notes to the Consolidated Condensed Financial Statements                    F-30

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Intrac, Inc.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of redeemable preferred stock and stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Intrac, Inc. and its subsidiary (a development stage enterprise) (the "Company") at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 and the cumulative period from February 23, 1998 (inception) to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of the statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence, supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 2 to the financial statements, the Company has recurring losses and limited capital resources.

/s/ PricewaterhouseCoopers LLP

New York, New York
March 14, 2005

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                           DECEMBER 31,
                                               ---------------------------------
                                                      2003               2004
ASSETS
Current assets:
   Cash and cash equivalents                   $     3,150,681       14,782,980
   Grant receivable                                    175,037          115,174
   Prepaid expenses and other
     current assets                                     41,044           87,986
                                               ----------------   --------------
          TOTAL CURRENT ASSETS                       3,366,762       14,986,140
   Fixed assets, as costs, net of
     accumulated depreciation                           50,818          137,651
   Other assets                                         92,491           31,750
                                               ----------------   --------------
          TOTAL ASSETS                         $     3,510,071       15,155,541
                                               ================   ==============
LIABILITIES, REDEEMABLE CONVERTIBLE
   PREFERRED STOCK AND STOCKHOLDERS'
   EQUITY (DEFICIT)
Current liabilities:
   Accounts payable and accrued expenses       $       990,343        2,296,472
   Deferred lease liability                             10,026           17,101
   Due to Licensor                                           -          500,000
                                               ----------------   --------------
          TOTAL CURRENT LIABILITIES                  1,000,369        2,813,573
                                               ----------------   --------------

Commitments and contingencies
Preferred stock, $0.001 par value:
   20,000,000 shares authorized as of
   December 31, 2003; 5,000,000 shares
   of authorized as of December 31, 2004,
   no shares issued or outstanding
   Series A convertible preferred stock,
     $0.001 par value; 4,500,000 shares
     designated; 4,014,125 shares issued
     and outstanding at December 31, 2003,
     no shares outstanding as of 2004;
     (liquidation value $16,056,500 in 2003)        13,774,952                -
   Series B convertible preferred stock,
     $0.001 par value; 1,351,350 shares
     designated; 989,991 shares issued
     and outstanding at December 31, 2003,
     no shares outstanding as of 2004;
     (liquidation value $5,494,450 in 2003)          5,020,032                -
   Series C convertible preferred stock,
     $0.001 par value; 5,000,000 shares
     designated; 2,954,350 shares issued
     and outstanding at December 31, 2003,
     no shares outstanding 2004 (liquidation
     value $4,520,156 in 2003)                       4,387,651                -
                                               ----------------   --------------
          TOTAL REDEEMABLE CONVERTIBLE
            PREFERRED STOCK                         23,182,635                -
                                               ----------------   --------------

STOCKHOLDERS' EQUITY (DEFICIT):
   Common stock, $0.001 par value;
     80,000,000 and 500,000,000 shares
     authorized as of December 31, 2003
     and December 31, 2004, respectively
     10,146,074 shares issued and
     outstanding December 31, 2003 and
     25,626,436 shares issued and
     outstanding at December 31, 2004                   10,146           25,626
   Additional paid-in capital                       23,352,301       64,294,992
   Unearned compensation                               (53,907)        (950,349)
   Deficit accumulated during the
     development stage                             (43,981,473)     (51,028,301)
                                               ----------------   --------------
          TOTAL STOCKHOLDERS' EQUITY
            (DEFICIT)                              (20,672,933)      12,341,968
                                               ----------------   --------------
          TOTAL LIABILITIES, REDEEMABLE
            CONVERTIBLE PREFERRED STOCK
            AND STOCKHOLDERS' EQUITY
            (DEFICIT)                          $     3,510,071    $  15,155,541
                                               ================   ==============

    The accompanying notes are an integral part of the financial statements.

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------


                                                                                                   CUMULATIVE FROM
                                                                   YEAR ENDED                     FEBRUARY 23, 1998
                                                                  DECEMBER 31,                      (INCEPTION) TO
                                                  -------------------------------------------     DECEMBER 31, 2004
                                                      2002            2003            2004                2004
                                                                                                  -----------------
Revenues:
Government grants and contracts                   $    287,246   $  1,102,420    $    836,841    $    3,414,900
                                                  ------------   ------------    ------------    --------------
Operating expenses:
   Research and development                          2,414,856      2,216,429       4,806,073        39,150,796
   General and administrative (1)                    5,975,551      2,013,385       2,702,673        14,899,891
   Depreciation and amortization                        12,824         24,382          31,796            73,284
                                                  ------------   ------------    ------------    --------------

              TOTAL OPERATING EXPENSES               8,403,231      4,254,196       7,540,542        54,123,971
                                                  ------------   ------------    ------------    --------------
Operating loss                                      (8,115,985)    (3,151,776)     (6,703,701)      (50,709,071)
                                                  ------------   ------------    ------------    --------------
Other income (expense):
   Interest expense                                     (3,537)       (17,712)       (356,370)         (943,847)
   Interest income                                      60,441         14,396           9,016           620,390
   Other income                                              -              -           4,227             4,227
                                                  ------------   ------------    ------------    --------------
                                                        56,904         (3,316)       (343,127)         (319,230)
                                                  ------------   ------------    ------------    --------------
                                                     (8,059,081)   (3,155,092)     (7,046,828)      (51,028,301)
              NET LOSS
Deemed dividend related to beneficial
   conversion feature of Series B redeemable
   convertible preferred stock                               -              -               -        (3,559,305)
                                                  ------------   ------------    ------------    --------------
Net loss attributable to common stockholders      $ (8,059,081)  $ (3,155,092)   $ (7,046,828)   $  (54,587,606)
                                                  ------------   ------------    ------------    --------------
Net loss per share attributable to common
   stockholders
     Basic and diluted                                  ($0.81)        ($0.32)         ($0.64)
                                                  ------------   ------------    ------------    --------------
     Weighted average shares                         9,916,761      9,918,104      10,936,922
                                                  ------------   ------------    ------------    --------------

--------------------

(1) Includes related party transactions of $185,059 and $1,075,182 for the year ended December 31, 2002 and cumulative from February 23, 1998 (inception) December 31, 2004 respectively (see note 11).

    The accompanying notes are an integral part of the financial statements.

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) FOR THE PERIOD FROM FEBRUARY 23, 1998 (INCEPTION) TO DECEMBER 31, 2004, INCLUDING THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
--------------------------------------------------------------------------------



                                                                  SERIES A                  SERIES B                SERIES C
                                                                 REDEEMABLE                REDEEMABLE              REDEEMABLE
                                                               PREFERRED STOCK           PREFERRED STOCK         PREFERRED STOCK
                                                             -------------------       --------------------    --------------------
                                                             SHARES       AMOUNT       SHARES        AMOUNT    SHARES        AMOUNT
                                                             -------------------       --------------------    --------------------
Sale of Common Stock to founders at
 inception for cash ($0.001 per share)
Value of services provided by an
 affiliate (see Note 11)
Net loss for the period February 23, 1998
 (inception) to December 31, 1998

         BALANCE AT DECEMBER 31, 1998

Issuance of 236,128 warrants in June in
 connection with bridge financing
 (see Note 6)
Issuance of Common Stock to consultant in
 June for services (see Note 5)
Issuance of 204,336 warrants to consultants
 in August for services
Value of services provided by an affiliate
 (see Note 11)
Net loss for the year ended December 31, 1999

         BALANCE AT DECEMBER 31, 1999

Issuance of 15,522 warrants to an advisor for
 services in connection with sale of Series A
 redeemable preferred stock in August
 (see Note 5)
Exercise of warrants by consultants
Issuance of Common Stock in connection with
 acquisition of a license in September
 (see Note 1)                                                             $(55,790)
Sale of 160.565 Units for cash in September
 ($100,000 per Unit), net of offering expenses
 of $1,157,572                                            4,014,125     14,898,928
Issuance of Preferred A warrants in September
 (see Note 5)                                                             (960,361)
Issuance of Preferred A Finders Units for
 services in September (see Note 5)                                       (107,825)
Payment of stock subscription receivable
Non-cash compensation in connection with
 issuance of stock options to non-employees in
 August and November (see Note 9)
Value of services provided by an affiliate
 (see Note 11)
Net loss for the year ended December 31, 2000
                                                          ----------  -------------
         BALANCE AT DECEMBER 31, 2000                     4,014,125     13,774,952

Issuance of Series B Preferred with a
 beneficial conversion feature for cash in
 December (see Note 5)                                                                 989,991   $1,935,044
Expenses in connection with sale of
 Series B stock                                                                                    (474,317)
Deemed dividend related to beneficial
 conversion feature of Series B stock
 (see Note 5)                                                                                     3,559,305
Payment of stock subscription receivable
Exercise of warrants by a consultant
Exercise of bridge warrants
Value of services provided by an affiliate
 (see Note 11)
Net loss for the year ended December 31, 2001
                                                          ----------  ------------- ----------- ------------
         BALANCE AT DECEMBER 31, 2001                     4,014,125     13,774,952     989,991    5,020,032

Issuance of compensatory stock options to
 members of the Board of Directors
 (see Note 9)
Amortization of unearned compensation
Value of services provided by an affiliate
 (see Note 11)
Non-cash compensation in connection with
 issuance of stock options to a non-employee
 in September (see Note 9)
Reversal of subscription receivable
Net loss for the period ended December 31, 2002
                                                          ----------  ------------- ----------- ------------
         BALANCE AT DECEMBER 31, 2002                     4,014,125     13,774,952     989,991    5,020,032

Amortization of unearned compensation
Issuance of Series C Preferred as license
 payment in August (see Note 7b)                                                                                 65,360  $  100,000
Conversion of Merger Note to Series C stock in
 August (see Note 6d)                                                                                           339,736     519,795
Sale of Series C Preferred for cash in August
 ($1.53 per share), net of issuance expenses
 of $132,496                                                                                                  2,549,254   3,767,856
Non-cash compensation in connection with
 issuance of stock options to a non-employee
 in October (see Note 9)
Exercise of bridge warrants (see Note 6)
Net loss for the period ended December 31, 2003
                                                          ----------  ------------- ----------- ------------ ----------- -----------
         BALANCE AT DECEMBER 31, 2003                     4,014,125     13,774,952     989,991    5,020,032   2,954,350   4,387,651

Conversion of Series A, B and C Preferred Stock
 to Common Stock (see Note 5                             (4,014,125)   (13,774,952)   (989,991)  (5,020,032) (2,954,350) (4,387,651)
Sale of common stock in a private placement
 (net of expense of $1,853,224) (see Note 5)
Merger transaction with Intrac, Inc. (see Note 1)
Non-cash compensation in connection with issuance
 of stock options to non-employees (see Note 9)
Issuance of compensatory stock options to
 employees (see Note 9)


(TABLE CONT'D)

                                                                                                            DEFICIT
                                                                                                          ACCUMULATED
                                                                      ADDITIONAL                STOCK      DURING THE     TOTAL
                                                      COMMON STOCK     PAID-IN    UNEARNED   SUBSCRIPTION DEVELOPMENT  STOCKHOLDERS'
                                                   SHARES     AMOUNT   CAPITAL  COMPENSATION  RECEIVABLE     STAGE       DEFICIT
                                                 ---------- -------- ---------- ------------ ------------ -----------  -------------
Sale of Common Stock to founders at
 inception for cash ($0.001 per share)            4,540,812  $ 4,541 $      457               $ (3,749)                $      1,249
Value of services provided by an
 affiliate (see Note 11)                                                 89,531                                              89,531
Net loss for the period February 23, 1998
 (inception) to December 31, 1998                                                                         $  (470,200)     (470,200)
                                                 ----------  ------- -----------              ---------   ------------ -------------
         BALANCE AT DECEMBER 31, 1998             4,540,812    4,541     89,988                 (3,749)      (470,200)     (379,420)

Issuance of 236,128 warrants in June in
 connection with bridge financing
 (see Note 6)                                                           101,564                                             101,564
Issuance of Common Stock to consultant in
 June for services (see Note 5)                     192,985      193     93,263                   (106)                      93,350
Issuance of 204,336 warrants to consultants
 in August for services                                                  98,598                                              98,598
Value of services provided by an affiliate
 (see Note 11)                                                          155,917                                             155,917
Net loss for the year ended December 31, 1999                                                              (1,205,559)   (1,205,559)
                                                 ----------  ------- -----------              ---------   ------------ -------------
         BALANCE AT DECEMBER 31, 1999             4,733,797    4,734    539,330                 (3,855)    (1,675,759)   (1,135,550)

Issuance of 15,522 warrants to an advisor for
 services in connection with sale of Series A
 redeemable preferred stock in August
 (see Note 5)                                                            55,790                                              55,790
Exercise of warrants by consultants                 204,336      204         (6)                                                198
Issuance of Common Stock in connection with
 acquisition of a license in September
 (see Note 1)                                     5,174,257    5,175  18,599,825                                         18,605,000
Sale of 160.565 Units for cash in September
 ($100,000 per Unit), net of offering
 expenses of $1,157,572                                                                                                           -
Issuance of Preferred A warrants in September
 (see Note 5)                                                            960,361                                            960,361
Issuance of Preferred A Finders Units for
 services in September (see Note 5)                                      107,825                                            107,825
Payment of stock subscription receivable                                                         3,201                        3,201
Non-cash compensation in connection with
 issuance of stock options to non-employees
 in August and November (see Note 9)                                     707,550                                            707,550
Value of services provided by an affiliate
 (see Note 11)                                                           163,376                                            163,376
Net loss for the year ended December 31, 2000                                                             (23,023,842)  (23,023,842)
                                                 ----------  ------- -----------              ---------   ------------ -------------
         BALANCE AT DECEMBER 31, 2000            10,112,390   10,113  21,134,051                  (654)   (24,699,601)   (3,556,091)

Issuance of Series B Preferred with a
 beneficial conversion feature for cash in
 December (see Note 5)                                                 3,559,305                                          3,559,305
Expenses in connection with sale of
 Series B stock
Deemed dividend related to beneficial
 conversion feature of Series B stock
 (see Note 5)                                                         (3,559,305)                                        (3,559,305)
Payment of stock subscription receivable                                                           544                          544
Exercise of warrants by a consultant                 15,522       15                                                             15
Exercise of bridge warrants                          15,893       16         138                                                154
Value of services provided by an affiliate
 (see Note 11)                                                           481,299                                            481,299
Net loss for the year ended December 31, 2001                                                              (8,067,699)   (8,067,699)
                                                 ----------  ------- -----------              ---------   ------------ -------------
         BALANCE AT DECEMBER 31, 2001            10,143,805   10,144  21,615,488                  (110)   (32,767,300)  (11,141,778)

Issuance of compensatory stock options to
 members of the Board of Directors
 (see Note 9)                                                          1,431,498 $(1,431,498)                                     -
Amortization of unearned compensation                                              1,264,522                              1,264,522
Value of services provided by an affiliate
 (see Note 11)                                                           185,059                                            185,059
Non-cash compensation in connection with
 issuance of stock options to a non-employee
 in September (see Note 9)                                                62,564                                             62,564
Reversal of subscription receivable                                                                110                          110
Net loss for the period ended December 31, 2002                                                            (8,059,081)   (8,059,081)
                                                 ----------  ------- ----------- ------------ ---------   ------------ -------------
         BALANCE AT DECEMBER 31, 2002            10,143,805   10,144  23,294,609    (166,976)        -    (40,826,381)  (17,688,604)

Amortization of unearned compensation                                                113,069                                113,069
Issuance of Series C Preferred as license
 payment in August (see Note 7b)
Conversion of Merger Note to Series C
 stock in August (see Note 6d)
Sale of Series C Preferred for cash in August
 ($1.53 per share), net of issuance expenses
 of $132,496
Non-cash compensation in connection with
 issuance of stock options to a non-employee
 in October (see Note 9)                                                  57,672                                             57,672
Exercise of bridge warrants (see Note 6)              2,269        2          20                                                 22
Net loss for the period ended
  December 31, 2003                                                                                        (3,155,092)   (3,155,092)
                                                 ----------  ------- ----------- ------------ ---------   ------------ -------------
         BALANCE AT DECEMBER 31, 2003            10,146,074   10,146  23,352,301     (53,907)        -    (43,981,473)  (20,672,933)

Conversion of Series A, B and C Preferred
  Stock to Common Stock (see Note 5               8,187,259    8,187  23,174,448                                         23,182,635
Sale of common stock in a private placement
 (net of expense of $1,853,224) (see Note 5)      6,139,913    6,140  16,227,307                                         16,233,447
Merger transaction with Intrac, Inc.
  (see Note 1)                                    1,153,190    1,153      (1,153)                                                 -
Non-cash compensation in connection with
  issuance of stock options to non-employees
  (see Note 9)                                                           132,501                                            132,501
Issuance of compensatory stock options to
 employees (see Note 9)                                                1,094,793  (1,094,793)                                     -


    The accompanying notes are an integral part of the financial statements.

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) FOR THE PERIOD FROM FEBRUARY 23, 1998 (INCEPTION) TO
DECEMBER 31, 2004, INCLUDING THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
--------------------------------------------------------------------------------

(TABLE CONT'D)


                                                       SERIES A                  SERIES B                SERIES C
                                                      REDEEMABLE                REDEEMABLE              REDEEMABLE
                                                    PREFERRED STOCK           PREFERRED STOCK         PREFERRED STOCK
                                                  -------------------       --------------------    --------------------
                                                  SHARES       AMOUNT       SHARES        AMOUNT    SHARES        AMOUNT
                                                  -------------------       --------------------    --------------------
Amortization of unearned compensation
Issuance of 226,314 warrants in November in
 connection with Bridge Debenture financing
 (see Note 6)
Net loss for the period ended December 31, 2004
                                                  ----------  ------------- ----------- ------------ ----------- -----------
         BALANCE AT DECEMBER 31, 2004                     -   $          -           -  $         -           - $         -
                                                  ----------  ------------- ----------- ------------ ----------- -----------
Securities issued in connection with services or financings were valued based upon the estimate of fair value of the securities issued as determined by the
Company's Management.


    The accompanying notes are an integral part of the financial statements.

                                                                                                            DEFICIT
                                                                                                          ACCUMULATED
                                                                      ADDITIONAL                STOCK      DURING THE     TOTAL
                                                      COMMON STOCK     PAID-IN    UNEARNED   SUBSCRIPTION DEVELOPMENT  STOCKHOLDERS'
                                                   SHARES     AMOUNT   CAPITAL  COMPENSATION  RECEIVABLE     STAGE       DEFICIT
                                                 ---------- -------- ---------- ------------ ------------ -----------  -------------

Amortization of unearned compensation                                                198,351                                198,351
Issuance of 226,314 warrants in November in
 connection with Bridge Debenture financing
 (see Note 6)                                                            314,795                                            314,795
Net loss for the period ended December 31, 2004                                                            (7,046,828)   (7,046,828)
                                                 ----------  ------- ----------- ------------ ---------   ------------ -------------
         BALANCE AT DECEMBER 31, 2004            25,626,436 $ 25,626 $64,294,992 $  (950,349) $      -   $(51,028,301) $ 12,341,968
                                                 ----------  ------- ----------- ------------ ---------   ------------ -------------
Securities issued in connection with services or financings were valued based upon the estimate of fair value of the securities issued as determined by the
Company's Management.


    The accompanying notes are an integral part of the financial statements.

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                                       CUMULATIVE FROM
                                                                      YEAR ENDED                      FEBRUARY 23, 1998
                                                                     DECEMBER 31,                      (INCEPTION) TO
                                                   ------------------------------------------------     DECEMBER 31,
                                                       2002             2003               2004              2004
                                                   ------------      ------------      ------------     ---------------
Cash flows from operating activities:
   Net loss                                        $(8,059,081)      $(3,155,092)      $(7,046,828)     $(51,028,301)
   Adjustments to reconcile net loss to net
     cash used in operating activities:
     Depreciation                                       12,824            24,382            31,796            73,284
     Amortization of deferred financing costs                                               25,000           252,317
     Amortization of original issue discount                                                                 101,564
     Non-cash expense of issuance of Common
       Stock in connection with acquisition of
       a license                                                                                          18,600,000
     Non-cash expense recognized with issuance
       of Preferred Stock for license milestone                          100,000                 -           100,000
     Amortization of discount on debenture                                                 314,795           314,795
     Stock options and warrants issued in
       consideration for services rendered           1,327,196           170,741           330,852         2,629,689
     Non-cash expense contributed by affiliate         185,059                                             1,075,182
     Changes in assets and liabilities:
       (Increase) decrease in grant receivable        (182,176)          202,129            59,863          (115,174)
       (Increase) decrease in prepaid expenses,
         other current assets and other assets        (186,066)          130,238            13,799           (99,941)
       (Decrease) increase in accounts payable,
         accrued expenses and other liabilities         50,280          (283,026)        1,306,129         2,265,158
       Increase in deferred lease liability             23,782           (13,756)            7,075            17,101
       Increase in due to Licensor                                                         500,000           500,000
                                                   ------------      ------------      ------------     ---------------
     NET CASH USED IN OPERATING ACTIVITIES          (6,828,182)       (2,824,384)       (4,457,519)      (25,314,326)
                                                   ------------      ------------      ------------     ---------------
Cash flows from investing activities:
   Capital expenditures                                (40,218)           (5,072)         (118,629)         (179,621)
   Restricted cash                                      20,000            40,000                 -                 -
                                                   ------------      ------------      ------------     ---------------
     NET CASH (USED IN) PROVIDED BY INVESTING          (20,218)           34,928          (118,629)         (179,621)
       ACTIVITIES
                                                   ------------      ------------      ------------     ---------------
Cash flows from financing activities:
   Proceeds from exercise of warrants                                         22                 -               764
   Proceeds from sale of Common Stock                                                   18,086,671        18,096,290
   Proceeds from sale of Preferred Stock                               3,900,352                 -        25,451,201
   Expenses associated with sale of Common Stock                                        (1,853,224)       (1,853,224)
   Expenses associated with sale of Preferred                           (132,496)                -        (1,764,385)
     Stock
   (Increase) decrease in prepaid offering costs       776,819                                                     -
   Proceeds from notes payable                         500,000                                             2,015,000
   Proceeds from issuance of debenture                                                   1,000,000         1,000,000
   Repayment of debenture                                                               (1,000,000)       (1,000,000)
   Expenses associated with notes payable                                                  (25,000)         (153,719)
   Repayment of notes payable                                                                             (1,515,000)
                                                   ------------      ------------      ------------     ---------------

     NET CASH PROVIDED BY FINANCING ACTIVITIES       1,276,819         3,767,878        16,208,447        40,276,927
                                                   ------------      ------------      ------------     ---------------

     NET INCREASE (DECREASE) IN CASH AND CASH       (5,571,581)          978,422        11,632,299        14,782,980
       EQUIVALENTS
 Cash and cash equivalents at beginning of           7,743,840         2,172,259         3,150,681                 -
   period
                                                   ------------      ------------      ------------     ---------------
 Cash and cash equivalents at end of period        $ 2,172,259       $ 3,150,681       $14,782,980       $14,782,980
                                                   ============      ============      ============     ===============
 Supplemental disclosures:
     Cash paid for interest:                       $         -       $    17,712       $    16,575       $   271,633
                                                   ============      ============      ============     ===============
 Supplemental disclosure of noncash investing
   and financing activities:
     Property and equipment in accounts payable    $    31,314                                           $    31,314
       and accrued expenses
     Original issue discount on note payable                                                             $   101,564

    The accompanying notes are an integral part of the financial statements.


                                       F-7


INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

     Options and warrants issued for services                                                            $ 1,222,574
       and financings
     Conversion of Merger Note and accrued                           $   519,795                         $   519,795
       interest to Series C stock
     Recapitalization in connection with Merger                                        $     1,153       $     1,153
       with Intrac

    The accompanying notes are an integral part of the financial statements.

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   ORGANIZATION AND BUSINESS

     Intrac, Inc. and its wholly owned subsidiary Innovative Drug Delivery Systems, Inc. (the "Company" or "IDDS") is a development stage enterprise engaged in the research, development and commercialization of innovative treatments for the relief of moderate-to-severe pain. The Company was incorporated in the State of Delaware and conducts operations in a single segment in the United States of America.

     In addition, to the normal risks associated with a new business venture, there can be no assurance that the Company's research and development will be successfully completed or that any approved product will be commercially viable. In addition, the Company operates in an environment of rapid change in technology, and is dependent upon the services of its employees, collaborators and consultants.

     Pain Management, Inc. (the "Predecessor Company") was incorporated in the State of Delaware on February 23, 1998. On August 14, 2000, the Predecessor Company agreed to merge with IDDS. The terms of the merger provided for each share of the Predecessor Company's common stock to convert into approximately ..908 shares of the Company's common stock. Accordingly, the stockholders of the Predecessor Company exchanged 5,212,500 shares of the Predecessor Company's common stock for 4,733,797 shares of IDDS common stock. Prior to the merger, IDDS had outstanding 5,174,257 shares of common stock. At the time the merger closed on September 22, 2000, the only asset held by IDDS was a licensing agreement with West Pharmaceutical Services, Inc. (see Note 7) executed on August 25, 2000. IDDS was incorporated on April 8, 1999, however, it remained dormant until executing the merger and licensing agreements noted above. The Predecessor Company's Board of Directors and management assumed similar roles in the Company after the merger closed. For financial reporting purposes, the merger was accounted for as the acquisition of a licensing agreement by the Predecessor Company and a reorganization with the Company becoming the surviving entity. Consequently, the assets, liabilities and historic operating results of the Company prior to the merger are those of the Predecessor Company. The fair value of the licensing agreement was determined to be approximately $18.6 million based on the fair value of the common stock issued. The rights obtained under the licensing agreement related to an unproven technology that would require significant research and development effort to commercialize a product. There is also a significant uncertainty as to whether the research and development effort will be successful. Since the licensed technology has no alternative future use, the fair value of the consideration issued to obtain the licensing agreement was expensed as research and development at the time the merger closed.

     On December 6, 2004, the Company consummated a merger with Intrac, Inc. ("Intrac"), a public shell company, ("the Merger"). For accounting purposes, the Merger has been treated as a recapitalization of the Company with the Company as acquirer (reverse acquisition) and with each share of Common Stock, stock options and warrants of the Company prior to the Merger converted to 1.018 shares of Intrac common stock, stock options and warrants at the time of the Merger. Thus, all common share and per share data included herein have been adjusted as if the stock split had occurred at inception. Accordingly, the Company is considered to have issued shares of its Common Stock, stock options and warrants to shareholders of Intrac in exchange for the net assets of Intrac. For the three years prior to the merger, Intrac's operations were nominal. The assets, liabilities and historical operating results prior to the Merger are those of the Company. Pro forma information giving effect to the acquisition has not been provided since the combination is not considered a business combination under Statement of Financial Accounting Standards No. 141, "Business Combinations." At the time of the Merger, Intrac shareholders held 1,153,190 shares of common stock and the net assets of Intrac were zero. Therefore, since the Merger is accounted for as a recapitalization of the Company, the Intrac common shares were included in the Merged Company's stockholders equity at their par value with an offset to additional paid in capital of $1,153.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

     The consolidated financial statements include the accounts of Intrac, Inc. and its wholly owned subsidiary. All intercompany balances and transactions have been eliminated.

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     The financial statements have been prepared on a going-concern basis, which assumes realization of all assets and settlement or payment of all liabilities in the ordinary course of business. The Company has limited capital resources, net operating losses and negative cash flows from operations since inception and expects these conditions to continue for the foreseeable future. In addition, it is anticipated that the Company will not generate revenues from product sales in the twelve months following December 31, 2004. Management estimates the Company has sufficient resources to fund its planned operations through March 2006. In addition, Management has the ability to reduce discretionary spending to preserve cash. The Company may seek to raise additional funds through the private and/or public sale of its equity securities. The Company may also seek to raise capital through collaborative arrangements with corporate sources or other sources of financing. There can be no assurance that such additional financing, if at all available, can be obtained on terms reasonable to the Company. In the event that sufficient funds are not available, the Company will need to postpone or discontinue planned operations and projects. Continuance of the Company as a going concern is dependent upon, among other things, the Company's ability to obtain adequate long-term financing, the success of its research and development program and its attainment of profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

REVENUE RECOGNITION

     The Company has been awarded government grants and contracts from the U.S. Department of Defense ("DOD") and the National Institutes of Health (the "NIH"), which are used to subsidize the Company's research and development projects ("Projects"). DOD and NIH revenue is recognized as subsidized Project costs for each period are incurred. For the year ended December 31, 2002, the Company's revenue included $214,856 and $72,390 from the DOD and the NIH, respectively. In May 2003, the Company was granted an extension of a prior grant by DOD in the amount of a $4.3 million contract. For the years ended December 31, 2003 and 2004, all of the Company's research revenue came from reimbursements for costs incurred in relation to the contract from the DOD. For all periods presented, the Company's only source of revenue was in the form of grants and contracts.

     Interest income is recognized as earned.

RESEARCH AND DEVELOPMENT COSTS

     The Company expenses all research and development costs as incurred for which there is no alternative future use. Such expenses include licensing and upfront fees paid in connection with collaborative agreements. For the years ended December 31, 2002, 2003 and 2004, expenses related to the Company's grants and contracts were $287,246, $1,102,420 and $836,841, respectively.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, and receivables from the DOD. The Company has established investment guidelines that relate to credit quality and diversification and that limit exposure to any one issue of securities.

FIXED ASSETS

     Furniture and fixtures, laboratory equipment and computer equipment and software are stated at cost and are depreciated on a straight-line basis over their estimated useful lives. Expenditures for maintenance and repairs which do not materially extend the useful lives of the assets are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the respective accounts and any gain or loss is recognized in operations.

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The estimated useful lives of fixed assets are as follows:

     Laboratory equipment                             7 years
     Furniture and fixtures                           5 years
     Computer equipment and software                  3 years

PATENTS

     As a result of research and development efforts conducted by the Company, it has applied, or is applying, for a number of patents to protect proprietary inventions. All costs associated with patents are expensed as incurred.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments which have maturities of three months or less, when acquired, to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value. Cash and cash equivalents subject the Company to concentrations of credit risk. At December 31, 2004 and 2003 the Company had invested approximately $14.8 million and $3.2 million, respectively, in funds with a single commercial bank. As of December 31, 2004 no losses had been incurred from deposits in excess of FDIC limits.

NET LOSS PER SHARE

     The Company prepares its per share data in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). Basic net loss per share is computed on the basis of net loss for the period divided by the weighted average number of shares of common stock outstanding during the period. Since the Company has incurred net losses since inception, diluted net loss per share does not include the number of shares issuable upon exercise of outstanding options and warrants and the conversion of preferred stock since such inclusion would be anti-dilutive.

     Disclosures required by SFAS No. 128 have been included in Note 8.

DEFERRED FINANCING COSTS

     Costs incurred in connection with issuance of notes payable are deferred and amortized using the interest method as interest expense over the term of the debt instrument.

INCOME TAXES

     The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires that the Company recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

COMPREHENSIVE LOSS

     Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", established standards for reporting and display of comprehensive loss and its components in the financial statements. The Company has no other comprehensive items to report other than net loss.

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


IMPAIRMENT OF LONG-LIVED ASSETS

     In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews its long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset might not be recoverable. An impairment loss is recognized if the carrying amount of the long-lived asset is not recoverable and its carrying amount exceeds its fair value, which is based upon estimated undiscounted future cash flows. For all periods presented, there have been no impairment losses incurred.

EQUITY ISSUANCE COSTS

     Costs associated with the issuance of the Company's common or preferred stock are initially recorded as prepaid offering costs. Upon issuance of the securities, those costs are reclassified as a reduction of the offering proceeds. In the event that the offering is not completed, those costs would be expensed in the period the offering is determined to be unsuccessful. During the year ended December 31, 2002, the Company expensed prepaid offering costs of $776,819 that were deferred as of December 31, 2001 related to a public equity offering that was terminated during 2002.

RISKS AND UNCERTAINTIES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates relate to the valuation of equity instruments issued for services rendered, recoverability of fixed assets and deferred taxes. Actual results could differ from those estimates.

STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation to employees in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Under APB No. 25, generally, no compensation expense is recognized in the financial statements in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the fair value of the Company's stock, as of the grant date, is equal to or less than the amount an employee must pay to acquire the stock. The Company will recognize compensation expense in situations where the terms of an option grant are not fixed or where the fair value of the Company's common stock on the grant date is greater than the amount an employee must pay to acquire the stock.

     The Company has a stock-based incentive plan, which is described in Note 9. The following table illustrates the effect on the Company's net loss and net loss per share had compensation costs for the incentive plan been determined in accordance with the fair value based method of accounting for stock-based compensation as prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure, an amendment of SFAS 123" ("FAS 148"). Since option grants awarded during 2004, 2003, and 2002, vest over several years and additional awards are expected to be issued in the future, the pro forma results shown below are not likely to be representative of the effects on future years of the application of the fair value based method.

                                               YEAR ENDED DECEMBER 31,
                                     -------------------------------------------
                                          2002           2003           2004

Net loss as reported                 $ (8,059,081)  $ (3,155,092)  $ (7,046,828)
Add:  Stock-based employee
  compensation included in net
  loss under APB No. 25                 1,264,522        113,069        198,351


                                      F-12


INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Deduct:  Total stock-based
  employee compensation
  expense determined under fair
  value base method
For all awards                         (2,137,091)    (1,263,739)    (1,469,442)
                                     -------------  -------------  -------------
Pro forma net loss                   $ (8,931,650)  $ (4,305,762)   $(8,317,919)
                                     -------------  -------------  -------------
Proforma net loss per share
  (basic and diluted)                      ($0.90)        ($0.43)        ($0.76)
                                     -------------  -------------  -------------

     For the purposes of the above pro forma calculations, the fair value of each option granted was estimated on the date of grant using the Black Scholes option pricing model. The weighted-average fair value of all options granted during 2002, 2003 and 2004 was $5.24, $0.96 and $2.18, respectively. The following table summarizes the assumptions used in computing the fair value of option grants.

         o                             o  2002        o   2003       o   2004

         o  Expected volatility        o  75%         o   80%        o   80%
         o  Expected life              o  5           o   5          o   5
         o  Dividend yield             o  0%          o   0%         o   0%
         o  Risk free interest rate    o  4.5%        o   3.5%       o   4.5%

     Other disclosures required by FAS No. 123 have been included in Note 9.

     The fair value of options and warrants granted to non-employees for financing, goods or services are included in the financial statements and expensed over the life of the debt, as the goods are utilized or the services performed, respectively. Securities issued in connection with services or financings were valued based upon the estimate of fair value of the securities issued as determined using the Black Scholes option pricing model with the assumptions noted above. Such fair value was determined at each balance sheet date through the vesting period, in accordance with Emerging Issues Task Force No.96-18 Accounting for Equity Instruments that are issued to other than employees for acquiring, or in conjunction with selling goods or services ("EITF 96-18")

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123R ("SFAS No. 123R"), Share-Based Payment. SFAS No. 123R revises SFAS Statement No. 123, Accounting for Stock-Based Compensation and supersedes APB No. 25, Accounting for Stock issued to Employees, and its related implementation guidance. The provisions of SFAS No. 123R require a public entity to expense, in the operating statement, the fair value of awards of equity instruments exchanged for employee services, based on the grant-date fair value of those awards. The grant-date fair value of equity instruments will be estimated using an appropriate option pricing model and will be recognized over the vesting period of the awards. SFAS No. 123R will be effective, for public companies, for interim or annual reporting periods that begin after June 15, 2005. SFAS No. 123R allows companies to choose from several transition methods for recognizing the cost of share-based awards granted to employees prior to adoption of the Standard. The Company is in the process of analyzing the appropriate transition method to adopt and expects the adoption of SFAS No. 123R to have a material impact on its financial statements by increasing operating expenses, net loss attributable to common stockholders and net loss per share attributable to common stockholders

     In April 2004, the Emerging Issues Task Force issued Statement No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share ("EITF 03-6"). EITF 03-6 addresses a number of questions regarding the computation of earnings per share (EPS) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. EITF 03-6 defines participation rights based solely on whether the holder would be entitled to receive any dividends if the entity declared them during the period and requires the use of the two-class method for computing basic EPS when participating convertible securities exist.

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


In addition, EITF 03-6 expands the use of the two-class method to encompass other forms of participating securities and is effective for fiscal periods beginning after March 31, 2004. Although the Company has participating securities, since the Company has had net losses since inception, EITF 03-6 is not applicable to any period presented and the Company's adoption of EITF 03-6 did not have an impact on the Company's financial statements.

3.   FIXED ASSETS

     Fixed assets consist of the following:

                                                             DECEMBER 31,
                                                    ----------------------------
                                                          2003           2004
                                                    ------------    ------------
Furniture and fixtures                                 $ 22,332        $ 34,335
Laboratory equipment                                     11,582         115,882
Computer equipment                                       48,850          51,176
Computer software                                         9,542           9,542
                                                    ------------    ------------
                                                         92,306         210,935
Less, Accumulated depreciation                         (41,488)        (73,284)
                                                    ------------    ------------
                                                       $ 50,818        $137,651
                                                    ------------    ------------


4.   ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consist of the following:

                                                              DECEMBER 31,
                                                    ----------------------------
                                                          2003           2004
                                                    ---------------  -----------

Accounts payable                                         $ 329,157   $  988,025
Accrued professional fees                                   86,188      384,005
Accrued research and development                           124,629      302,868
Accrued payroll                                            374,323      590,650
Accrued expenses                                            76,046       30,924
                                                    ---------------  -----------
                                                         $ 990,343   $2,296,472
                                                    ===============  ===========

     The Company has agreements to spend approximately $0.8 million for future clinical and development programs. However, such agreements may be cancelled, without cost, upon written notice to the other party.

5.   STOCKHOLDERS' EQUITY (DEFICIT)

     The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 500 million shares of common stock (the "Common Stock"), $0.001 par value, and 5 million shares of preferred stock (the "Preferred Stock"), $0.001 par value. Prior to the Merger, IDDS's Certificate of Incorporation, as amended, authorized the Company to issue 80 million shares of common stock, $0.001 par value, and 20 million shares of preferred stock, $0.001 par value. The Company's Board of Directors (the "Board") has the authority to issue preferred stock, in series, with rights and privileges determined by the Board.

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     Prior to the Merger with Intrac, IDDS had outstanding three classes of redeemable preferred stock. The rights and provisions of the preferred stockholders included liquidation, voting, dividend, redemption and conversion. As the result of the Merger, all shares of preferred stock converted into 8,187,259 shares of common stock.

     In September 2000, the Company sold 160.565 units ("Units" or "Series A Financing") to investors at a per Unit price of $100,000. Each Unit consisted of 25,000 shares of Series A redeemable Preferred Stock ("Series A") (convertible into 25,872 shares of common stock) and 2,587 warrants (the "A Preferred Warrants"). Each A Preferred Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $3.87 per share. The A Preferred Warrants contain certain antidilution provisions, as defined. The A Preferred Warrants expire in October 2005. The fair value of the A Preferred Warrants at issuance was $960,361. At December 31, 2003 and 2004, none of the A Preferred Warrants had been exercised (see Note 10).

     As partial consideration for the sale of the Units, an option to purchase
15.83 units (the "Finders Units") was issued to members of the firm responsible for obtaining the financing. Each Finders Unit entitles the holder to purchase 25,000 shares of Series A stock (convertible into 25,872 shares of common stock) and 2,587 A Preferred warrants (the "Finders Warrants") for $110,000 per Finders Unit. The fair value of the Series A stock included in the Finders Units, which was accounted for as a cost of the Series A Financing, totaled $1,071,331. Each Finders Warrant entitles the holder to purchase one share of Common Stock at a per share price of $3.87. The Finders Warrants expire in September 2007. The fair value of the Finders Warrants at the date of issue was $107,825.

     During 1999, a consultant (the "Consultant") was issued 192,985 shares of Common Stock for services rendered and a subscription receivable of $106. The fair value of the Consultant shares was $93,456, as estimated by the Company's management.

     In 2000, another consultant, acting as an advisor to the Series A Financing, received 15,522 warrants to purchase shares of Common Stock at an exercise price of approximately $0.001 per share. The warrants expire in August, 2007. The fair value of the warrants, which has been accounted for as a cost of the Series A Financing, at the issuance date was $55,790. All of the warrants were exercised in 2001.

     During December 2001, the Company issued shares of Series B Redeemable Preferred Stock ("Series B").The Series B conversion price represented a discount from the estimated fair value of the Common Stock at the time of issuance. Accordingly, the discount amount is considered incremental yield ("the beneficial conversion feature") to the preferred stockholders and has been accounted for as a deemed dividend to preferred stockholders. Based on the conversion terms of the Series B stock, a deemed dividend of approximately $3.6 million has been added to the net loss in the calculation of net loss applicable to common stockholders in the year ended December 31, 2001.

         In December 2004 the Company closed a private placement consisting of the sale of 6,139,913 shares of Common Stock for proceeds of approximately $16.2 million, net of offering expenses of $1.9 million. As partial consideration for services rendered, the agent that had introduced investors to the Company, was granted fully vested warrants, to purchase 920,987 shares of Common Stock (the "Placement Warrants") .Each Placement Warrant entitles the holder to purchase one share of common stock at an exercise price of $2.95 per share. The Placement Warrants expire in December 2009. The fair value of the Placement Warrants at issuance was approximately $1.8 million, as estimated by the Company's management, using the method described in Note 2.

6.   NOTES PAYABLE


     a. During 1998, the Company issued two notes payable to two banks with principal amounts of $145,000 and $80,000, respectively (the "Notes"). The Notes were due in September 2000 and bear interest of 1% over the Eurodollar rate and the bank's prime rate, respectively. The Notes were guaranteed by one of the Company's investors. At December 31, 1999, the outstanding balances on the Notes were $145,000 and $80,000, respectively, accrued interest totaled $1,400 and the weighted average interest rate was 7.5%. During 2000, the $145,000 Note was increased to $245,000.

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

          Both Notes were repaid in October 2000, following the issuance of Series A stock (see Note 5).


     b. During 1999, the Company raised $1.04 million by issuing notes payable (the "Bridge Notes") and warrants (the "Bridge Warrants"). The Bridge Notes accrued interest at 12% per annum for the first twelve months and 15% per annum for up to an additional year. At December 31, 1999, accrued interest on the Bridge Notes was approximately $86,000. In November, 2000, after issuance of Series A stock, the principal plus accrued interest totaling approximately $1,238,000 was repaid.


          In connection with the Bridge Notes, 236,128 Bridge Warrants to purchase an equal number of shares of Common Stock, with an exercise price of approximately $0.01, were issued to the Bridge Noteholders. The Bridge warrants contain anti-dilution provisions and expire in September, 2005. The fair value of the Bridge Warrants at the date of issue was $101,564. Accordingly, the Bridge Notes were recorded at an original issue discount of $101,564, which was amortized to interest expense over the term of the Bridge Notes. At December 31, 1999, the Bridge Notes were recorded at $980,256. During the years ended December 31, 2001 and 2003, Bridge Warrants to purchase 15,893 shares and 2,269 shares of common stock, respectively, were exercised (see Note 10).

          Professional fees incurred in connection with the Bridge Notes, amounting to $128,719, were accounted for as deferred financing costs.

          In 1999, three consultants, who had arranged the sale of Bridge Notes received a total of 204,336 warrants, exercise price of approximately $0.001, to purchase shares of Common Stock. The warrants expire in August 2007. The fair value of the warrants, which were accounted for as deferred financing costs, at the issuance date was $98,598. All of the warrants were exercised in 2000.

     c. In July 2000, the Company entered into a note (the "Second Note") with a commercial bank with principal amount of $150,000 and bearing interest, payable monthly, based on the Eurodollar rate plus 1% due in July, 2001. The Second Note was guaranteed by one of the Company's investors. In October 2000, following the closing of the sale of Series A stock, the Second Note was repaid.


     d. In November 2002, the Company issued a $500,000 convertible note, due on November 24, 2004, to eXegenics, Inc., pursuant to an agreement for the termination of a proposed merger with that company (the "Merger Note"). The Merger Note bears interest of prime plus 1%, as defined, which is due and payable annually. The Merger Note and accrued interest, will automatically convert into shares of the Company's equity securities in the event that the Company completes a private placement, as defined, before November 24, 2004, or in the event of a consolidation, merger, combination, or reorganization, as defined. In the event of a private placement, the Merger Note and accrued interest will be converted into the same series of securities offered in the private placement, at the same per share price paid by investors. At December 31, 2002, accrued interest on the Merger Note totaled $2,625. In August 2003, following a private placement, the principal and accrued interest, totaling $519,795, was converted into 339,736 shares of Series C Redeemable Preferred Stock (see Note 5).

     e. In November 2004, the Company entered into a Securities Purchase Agreement and raised $1.0 million by issuing a Senior Secured Debenture (the "Bridge Debentures") and warrants (the "Warrants"). The Bridge Debentures accrued interest at 10% per annum for a maximum term of 12 months. Subject to certain terms and conditions the Company granted to investors in the Bridge Debenture a security interest in the assets of the Company. At December 6, 2004, upon the sale of Common Stock ( see Note 5), the principal plus accrued interest totaling $1,008,611 was repaid, and the security interest in the assets was released.

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


          In connection with the Bridge Debentures, 226,314 Warrants to purchase an equal number of shares of Common Stock, with an exercise price of $2.65, were issued to the investors of the Bridge Debentures. The Warrants contain anti-dilution provisions and expire in November, 2009. The Company allocated the total proceeds to the fair value of the Bridge Debentures and the Warrants in accordance with APB No. 14, which resulted in $314,795 being allocated to the Warrant. This amount was accounted for as debt discount and amortized to interest expense over the term of the Bridge Debentures.

          Professional fees incurred in connection with the Debentures, amounting to $25,000, were accounted for as deferred financing costs and amortized as additional interest expense during the year ended December 31, 2004.

7.   COMMITMENTS AND CONTINGENCIES

     a.   Operating Lease

          On September 5, 2002, the Company entered into a sublease (the "Sublease") for office space with a term from December 7, 2002 through December 30, 2003. Minimum rent for the Sublease is $371,000 per annum, payable in equal monthly instalments of $30,917, except that no rent payment was due for the first 30 days of the Sublease term (the "Free Rent Period"). In addition, upon execution of the Sublease, the Company prepaid rent for the first two months following the Free Rent Period and the last two months of the Sublease term, totalling $123,667. The Company is also required to pay additional rent, as defined. The Company recognizes rental expense for leases with rental holidays on the straight-line basis over the life of the lease. On September 22, 2003, the Company entered into a lease for office space with a term from December 1, 2003 through November 30, 2006. Minimum rent for the lease is initially $125,000 per annum with a 3% rent escalation every 12 months thereafter, payable in equal monthly instalments, except that no rent payment was due for the first 60 days of the lease term (the "Free Rent Period"). In addition, upon execution of the lease, the Company paid a security deposit of $31,250. The Company is also required to pay additional rent, as defined. The Company recognizes rental expense for leases with rental holidays on the straight-line basis over the life of the lease. For the years ended December 31, 2002, 2003 and 2004, the Company recognized rent expense of $ 23,782, $381,026 and $122,355, respectively. Deferred lease liability of $10,026 and $17,101 at December 31, 2003 and 2004,
          respectively, was recorded for rent expense in excess of amounts paid; the amount of additional rent paid was immaterial.

     b.   Research Collaboration, Licensing and Consulting Agreements

          (i) As part of the formation of the Company, in September 2000, the Company assumed a license agreement between the Predecessor Company and Stuart Weg, M.D. The license granted the Company exclusive worldwide rights, including the right to grant sublicenses, for the intellectual property surrounding transnasal ketamine. In connection therewith, the Company made an upfront payment to Dr. Weg, Herbert Brotspies, and Calgar & Associates (collectively the "Founders") and issued the Founders shares of Common Stock, of which a portion is held in escrow and will be released to the Founders, if at all, upon the successful completion of the Phase III trial. The issuance of the shares from escrow is not contingent on the Founders' performance. The Company also reimbursed the Founders for patent and other costs. The Company will pay semi-annual royalty payments to the Founders

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


               based on a percentage of net sales of transnasal ketamine by the Company or its sublicensees. In addition, the Company shall pay the Founders a defined percentage of all sublicensing fees or other lump sum payments. Under the terms of the license agreement, the Company is also obligated to make aggregate future payments upon the earlier of certain defined dates or satisfaction of certain clinical and regulatory milestones, which includes the filing of a New Drug Application ("NDA") with the Food & Drug Administration ("FDA"), the approval of an NDA by the FDA and the first commercial sale of a licensed product. A defined percentage of such milestone payments shall be creditable against royalties earned;
               provided, however, that in no event shall royalties earned be reduced by more than a certain percentage in any applicable semi-annual period. The Company may satisfy a portion of the milestone payments through the issuance of shares of Common Stock of the Company; provided that the Company is publicly traded at the time such milestone payment accrues. In April 2003 the license agreement was amended (Amendment No. 1) to allow for the payment of the August 2003 milestone to be paid in cash and Series C stock.
               The Founders agreed to accept 65,360 shares of Series C
               Stock, valued at $0.1 million plus $0.15 million in cash as payment in full for the milestone. In November 2004, the license agreement was amended (Amendment No. 2) with Dr.
               Stuart Weg to defer payment of the $500,000 milestone from August 25, 2004, to a date on or before December 31, 2004.
               The Company is required to pay interest, at a rate of 4.75% per annum, on the amount of the milestone payment for the period from August 25, 2004 to the amended payment date. On December 21, 2004 the Company paid the milestone payment plus accrued interest totaling $507,964. On December 31, 2004 the Company accrued the final milestone payment of $500,000. Under the terms of the license agreement the Company can elect to pay this milestone in cash or equity, the latter to be priced at the average closing price of the Common Stock for the ten (10) consecutive trading days immediately proceeding the date at which the payment is due.

          (ii) In connection with the above license agreement, in February 1998 the Predecessor Company entered into a three year Consulting Agreement, renewable upon mutual consent, with each of Dr. Weg and Dr. Gary. Pursuant to such Consulting Agreements, both Dr. Weg and Dr. Gary will provide the Company with such consulting services as the Company may reasonably request. In consideration for such services the Company has agreed to pay to each of Dr. Weg and Dr. Gary a consulting fee equal to $75,000 per year, payable in equal monthly installments. These agreements expired March 2001 and were not renewed.

         (iii) On August 25, 2000, the Company entered into a license agreement with West Pharmaceutical Services, Inc. ("West") for rights to develop and commercialize intranasal morphine, fentanyl and other products. Under the terms of the agreement, the Company was granted an exclusive, worldwide, royalty bearing license, including the right to grant sublicenses, for the rights to the intellectual property covering these products. The license agreement will expire with the last to expire of the license patents in 2016. In consideration of the license, the Company paid and expensed on September 22, 2000 an up front fee. In addition, under the license agreement for morphine, fentanyl and other products the Company is obligated to make royalty payments to West based upon net sales of products by the Company or its sublicensees, if any, as defined. The Company is also obligated to pay West a minimum annual royalty for each licensed product that receives approval by a regulatory agency to be marketed in any major market country, as defined. The Company is also obligated to pay West a defined amount of any up-front license fees in the event that the Company sublicenses any rights to any third party. In addition, under a Development Milestone and Option Agreement entered into by the Company and West in connection with the license agreement, the Company is obligated to make aggregate future payments totaling $5.0 million upon reaching certain defined development milestones, which includes

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


               the filing of an NDA with the FDA, the approval of an NDA by the FDA of a licensed product. Milestone payments can be paid in cash or equity upon the satisfaction of certain clinical and regulatory milestones and provided that the Company is publicly traded at the time such milestone payment accrues.
               The Company's ability to pay the upfront payment for the license agreement and the M-6-G fee (see below) was guaranteed by an affiliate of the Company. The guarantee expired upon the payments by the Company of amounts owed to West. In addition, the Company granted West the right of first refusal to enter into a clinical manufacturing agreement for nasal morphine (see (iv)(a), below).

               The license agreement and related agreements (see (iv)(a) to (iv)(d) below) may be terminated by mutual consent of the parties at any time or by either party upon written notice of default, including non-performance, by the other party that is not cured within 30 days.

          (iv) In connection with the West license agreement, the Company entered into the following additional agreements:

               (a) A clinical manufacturing agreement, whereby the Company will buy from West 100% of the nasal morphine product required for conducting the clinical trials subject to West's ability to supply 100% of the required product. West will manufacture and package the clinical product for the Company. This agreement was terminated effective September 2002.

               (b) An option agreement, whereby the Company was granted an option to include morphine -6- glucuronide ("M-6-G") as an identified compound under the license agreement. The Company paid and expensed a non-refundable fee in consideration of the option, which expired unexercised on December 22, 2000.

               (c) On October 24, 2000, the Company expanded its license agreement to include an additional development agreement with West for rights to develop and commercialize intranasal fentanyl. The Company will undertake a development program for intranasal fentanyl with West. The parties will endeavor to complete the development program within the defined time table. However, the Company can use other suppliers should West be unable to either provide competitive cost bids or complete the program within a reasonable timeframe. In addition, under the development agreement, the Company is obligated to make aggregate future payments totaling $6.3 million upon reaching certain defined development milestones, which includes completion of proof-of-principle studies, successful completion of a phase I/II clinical trial, commencement of a phase III clinical trial, filing of an NDA with the FDA and the approval of an NDA by the FDA of a licensed product. These milestone payments can be paid in cash or equity upon the satisfaction of certain clinical and regulatory milestones and provided that the Company is publicly traded at the time such milestone payment accrues. In October 2003, the Company and West amended the license agreement to exclude further development of fentanyl by the Company. All rights, duties and obligations of the Company and West related to fentanyl were terminated, including aggregate remaining future milestone payments of $6.3 million.

               (d) On November 17, 2000, the Company entered into a clinical manufacturing agreement with West to manufacture, package, purchase and sell to the Company nasal ketamine clinical product according to agreed upon clinical product

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                    specifications and price schedule. The agreement expired in November 2001.

          (v) On December 14, 2001 (the "Effective Date"), the Company entered into an agreement (the "Shimoda Agreement") with Shimoda Biotech (Proprietary) Ltd. and certain affiliated entities ("Shimoda"), for an exclusive worldwide license to commercialize formulations of pharmaceutical products containing diclofenac. The Company will pay: (i) a license fee to Shimoda and reimbursement for expenses, if certain defined events occur; (ii) two percent of the net proceeds, as defined, of the Company's initial public offering ("IPO") to Shimoda, but not less than $1 million or in excess of $2 million; (iii) aggregate future milestone payments of $6.0 million payable upon the satisfaction of certain clinical and regulatory milestones which includes submission of an NDA with the FDA, approval of an NDA by the FDA and one year following the date of first sale of a licensed product; and (iv) royalty payments to Shimoda based upon the sales of products by the Company or its sublicensees, if any, as defined. Upon achievement of a milestone, Shimoda has the option to receive payment in cash or shares of common stock. In the event Shimoda elects to receive common stock, the number of shares to be issued is based on a formula whereby the defined milestone payment is divided by the per share price of the Company's common stock in an initial public offering as defined. Should common stock be issued in satisfaction of milestones, the Company will record a non-cash charge based on the fair value of the consideration paid at the date the milestone is achieved. Such charge could be material and could result in a material dilution to per share amounts. The Shimoda Agreement may be terminated (i) by either party due to breach by the other party that is not cured within 60 days of written notice; (ii) by Shimoda in the event of default by the Company for non-payment of amounts due that is not cured with 60 days of written notice; or (iii) by the Company at any time by giving 90 days written notice to Shimoda.

8.   NET LOSS PER SHARE

     The Company's basic net loss per share amounts have been computed by dividing net loss by the weighted-average number of common shares outstanding during the period. For all periods presented, the Company reported a net loss and, therefore, common stock equivalents were not included since such inclusion would have been anti-dilutive. In addition, for all periods presented, 227,044 shares of Common Stock were held in escrow. These shares have been excluded from the calculation of basic and diluted per share amounts.

     The calculation of net loss per share, basic and diluted, is as follows:

                                                    WEIGHTED AVERAGE
                                        NET LOSS     COMMON SHARES    PER SHARE
                                       (NUMERATOR)   (DENOMINATOR)      AMOUNT

The year ended December 31, 2002
     Basic and diluted               $ (8,059,081)      9,916,761      ($0.81)
                                     -------------   ------------     ----------
The year ended December 31, 2003
     Basic and diluted               $ (3,155,092)      9,918,104      ($0.32)
                                     -------------   ------------     ----------
The year ended December 31, 2004
     Basic and diluted               $ (7,046,828)     10,936,922      ($0.64)
                                     -------------   ------------     ----------

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     Common stock equivalents and shares issuable upon conversion of redeemable convertible preferred stock which have been excluded from diluted per share amounts because their effect would have been anti-dilutive, include the following:

                                            FOR THE YEARS ENDED DECEMBER 31,
                            2002                   2003                    2004
                  ----------------------   --------------------   -----------------------
                                WEIGHTED               WEIGHTED                  WEIGHTED
                    WEIGHTED    AVERAGE    WEIGHTED     AVERAGE    WEIGHTED      AVERAGE
                     AVERAGE    EXERCISE    AVERAGE    EXERCISE    AVERAGE       EXERCISE
                     NUMBER      PRICE      NUMBER       PRICE      NUMBER         PRICE
                    ---------   --------   ---------   --------   ------------   --------

Options             1,805,762   $ 4.19     2,287,818   $  3.81      3,730,257    $  3.06
Warrants            1,086,178     3.23     1,084,834      3.23        770,226       2.65
Convertible
 Preferred Stock    5,178,517              6,239,871                7,648,919
                    ---------              ---------               ----------
           Total    8,070,457              9,612,523               12,149,402
                    =========              =========               ==========


9.   STOCK INCENTIVE PLAN

     In February 2001, the Board and stockholders approved the adoption of the 2000 Omnibus Stock Incentive Plan (the "Plan"). The Plan, as amended, provides for the issuance of 4,200,000 shares of Common Stock to be awarded to employees, consultants, directors and other individuals who render services to the Company (collectively, "Awardees"). Awards include options, restricted shares, bonus shares, stock appreciation rights and performance shares (the "Awards"). The Plan contains certain anti-dilution provisions in the event of a stock split, stock dividend or other capital adjustment, as defined. The Plan includes an automatic option grant program for non-employee directors, under which option grants will automatically be made at periodic intervals to non-employee board members to purchase shares of common stock as defined. The Plan provides for a Committee of the Board of Directors (the "Committee") to grant Awards to Awardees and to determine the exercise price, vesting term, expiration date and all other terms and conditions of the Awards, including acceleration of the vesting of an Award at any time. All options granted under the Plan are intended to be non-qualified ("NQO") unless specified by the Committee to be incentive stock options ("ISO"), as defined by the Internal Revenue Code. NQO's may be granted to employees, consultants or other individuals at an exercise price, equal to, below or above the fair value of the Common Stock on the date of grant. ISO's may only be granted to employees of the Company and may not be granted at exercise prices below fair value of the Common Stock on the date of grant (110% of fair value for employees who own 10% or more of the Company). The period during which an option may be exercised may not exceed ten years from the date of grant (five years for grants of ISO's to employees who own 10% or more of the Company). Under the Plan, for a period of one year following the termination of an Awardee's employment or active involvement with the Company, the Company has the right, should certain contingent events occur, to repurchase any or all shares of Common Stock acquired upon exercise of an Award held by the Awardee at a purchase price defined by the Plan. The Plan will terminate at the earliest of (i) its termination by the Committee, (ii) February 4, 2011 or (iii) the date on which all of the shares of Common Stock available for issuance under the Plan have been issued and all restrictions on such shares have lapsed. Awards granted before termination of the Plan will continue under the Plan until exercised, cancelled or expired.

     Just prior to and as a condition of the IDDS merger, the Company adopted the 2004 Omnibus Stock Incentive Plan (the "2004 Plan") covering the grant of stock options, restricted stock and other employee awards, subject to stockholder ratification. This Plan follows the IDDS Amended and Restated 2000 Omnibus Stock Incentive Plan (the "Plan"). The 2004 Plan authorizes awards of up to 5,000,000 shares of common stock, subject to annual increases in the underlying number of shares not to exceed 250,000 shares per year. Upon the Merger, the outstanding options under the Plan were exchanged for options under the 2004 Plan with the number of option shares and the exercise prices adjusted to reflect the merger exchange ratio (see Note 1).

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     As of December 31, 2004, under the 2004 Plan, options for the purchase of an aggregate of 2,712,575 shares of Common Stock have been granted and outstanding. The number of options remaining to be granted was 2,287,425. In addition, as of December 31, 2004 the Company had outstanding 1,185,299 options which were granted outside of the Plan.

     The following table summarizes non-plan stock option information for the options as of December 31, 2004:

                                         OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                       -----------------------------------------------  ------------------------------
                                            WEIGHTED-
                                             AVERAGE      WEIGHTED-                        WEIGHTED-
                                            REMAINING      AVERAGE                          AVERAGE
      RANGE OF              NUMBER         CONTRACTUAL     EXERCISE        NUMBER          EXERCISE
  EXERCISE PRICES        OUTSTANDING           LIFE         PRICE        EXERCISABLE         PRICE
---------------------  -----------------  ----------------------------  --------------    ------------


$0.01                          1,241        5.7 years       $0.01            1,241         $0.01
$3.87                      1,184,058        5.9 years       $3.87        1,184,058         $3.87
                       -----------------                                --------------
$0.01-3.87                 1,185,299        5.9 years       $3.87        1,185,299         $3.87
                       -----------------                                --------------


     Transactions involving non-plan stock options during the years ended December 31, 2002, 2003 and 2004 are summarized as follows:

                                                                 WEIGHTED-                              WEIGHTED-
                                               NUMBER OF          AVERAGE             NUMBER             AVERAGE
                                                 SHARES       EXERCISE PRICE       EXERCISABLE       EXERCISE PRICE
                                               -----------   ------------------    -------------    ------------------

Balance outstanding, December 31, 2001          1,392,271       $    3.87             995,577          $    3.87
                                               -----------
Balance outstanding, December 31, 2002          1,392,271       $    3.87           1,150,805          $    3.87
2003:  Canceled                                  (51,742)       $    3.87
                                               -----------
Balance outstanding, December 31, 2003          1,340,529       $    3.87           1,340,529          $    3.87
2004:  Canceled                                 (155,230)       $    3.87
                                               -----------
Balance outstanding, December 31, 2004          1,185,299       $    3.87           1,185,299          $    3.87
                                               -----------


     The following table summarizes stock option information for options granted under the 2004 Plan as of December 31, 2004:

                              OPTIONS OUTSTANDING
                     --------------------------------------
                                     WEIGHTED-
                                      AVERAGE      WEIGHTED                 WEIGHTED-
                                     REMAINING      AVERAGE                  AVERAGE
RANGE OF EXERCISE      NUMBER       CONTRACTUAL    EXERCISE     NUMBER      EXERCISE
    PRICES          OUTSTANDING        LIFE         PRICE     EXERCISABLE     PRICE
-----------------   -----------     -----------    --------   -----------   ---------

$ 1.50                763,811        8.6 years      $ 1.50       746,837       1.50

$ 1.96              1,530,671        9.4 years        1.96       243,738       1.96

$ 1.97                  6,620        9.5 years        1.97         3,310       1.97

$ 3.87                 50,921        7.7 years        3.87        50,921       3.87

$ 5.36                309,631        7.3 years        5.36       309,631       5.36

$ 5.40                 50,921        7.3 years        5.40        50,921       5.40
                   --------------                   ------     ---------     ------
$ 1.50 - $5.40      2,712,575        9.0 years      $ 2.32     1,405,358     $ 2.66
                   ==============                              ---------


INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     Transactions involving options granted under the Plan during the years ended December 31, 2002, 2003 and 2004 are summarized as follows:

                                                      WEIGHTED                  WEIGHTED
                                                       AVERAGE                   AVERAGE
                                          NUMBER OF   EXERCISE      NUMBER      EXERCISE
                                            SHARES      PRICE    EXERCISABLE      PRICE
                                         ---------    --------   -----------    --------
2002: Granted (1)                          591,339     $ 5.23
                                         ---------
Balance outstanding, December 31, 2002     591,339     $ 5.23       265,008      $ 5.08
2003: Canceled                            (103,485)    $ 5.36
2003: Granted                            1,508,776     $ 1.67
                                         ---------
Balance outstanding, December 31, 2003   1,996,630     $ 2.53       456,781      $ 4.59
2004: Canceled                            (385,468)    $ 1.64
2004: Granted                            1,101,413     $ 1.96
                                         ---------
Balance outstanding, December 31, 2004   2,712,575     $ 2.32     1,405,358      $ 2.66
                                         ---------

--------------------

(1) Included in the options granted in 2002, were the following options granted to members of the Board: (i) 362,194 options on February 25, 2002, with an exercise price of $5.36, approximately two-thirds of which were vested immediately with the remainder vesting through February 2003 and (ii) 50,921 options with an exercise price of $5.40 on April 1, 2002, one-quarter vesting immediately and the remainder vesting over three years. On the dates of grant, the fair value of the Company's common stock was deemed to be $8.84 per share. Thus, in accordance with APB No. 25, the Company recorded unearned compensation of $1,431,498, which was equal to the total intrinsic value of those options on the respective dates of grant. The Company will amortize unearned compensation as compensation expense, respectively, over the respective vesting periods of the options. For the years ended December 31, 2002, 2003 and 2004, the Company recognized $1,264,522, $113,069 and $43,124 of compensation expense respectively for those options.

     Included in the options above, during the years ended December 31, 2000, 2002 and 2003 the Company granted 305,676 fully vested non-plan options, 50,921 fully vested options and 76,381 options vesting over one year under the Plan to non-employees ("Non-employee Options") with average exercise prices of $3.87, $5.36 and $1.50, respectively, which are accounted for in accordance with EITF 96-18. The estimated fair values of the Non-employee Options on the grant dates in 2000 and 2002, totaling $707,550 and $62,564, respectively, were recognized as compensation expense in the years ended December 31, 2000 and 2002, respectively. During the year ended December 31, 2003, the Company recognized an expense of $57,672, in connection with Non-employee Options.

     During 2004, two consultants (the "Consultants") received a total of 6,620 options to purchase shares of Common Stock at an exercise price of $1.97 per share. The options will be fully vested upon the first anniversary of the grant and expire in June 2014. As of December 31, 2004, the Company recognized $14,498 of compensation expense for these options based upon their fair value as estimated by the Company's management, at the grant date using the Black Scholes option pricing model. In addition, $118,003 of compensation expense was

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


recognized in connection with the Non-employee Option that had been granted in 2003.

     During 2004, the Company granted to four employees and a Board member, a total of 1,094,793 stock options with an exercise price of $1.96 per share, each vesting over three years. The deemed per share fair value of the Company's Common Stock at the time of the stock option grant was $2.95, based upon the sale of Common Stock to investors in December 2004 (see Note 5). Accordingly, unearned compensation of $1,094,793, representing the intrinsic value of the options granted during 2004, was recorded. Such amount will be amortized to compensation expense ratably over the respective vesting periods of the options. For the year ended December 31, 2004 the total amortized compensation expense associated with the options granted in 2004 totaled $155,227.

     The Company intends to adopt an employee stock purchase plan ("ESPP"), which will become effective upon the completion of an initial public offering of the Company's common stock. Under the ESPP, eligible employees may set aside up to 15% of their eligible compensation to be applied to the purchase of shares of the Company's common stock. The per share price the employee must pay to acquire each share of common stock will be equal to 85% of the lower of the quoted market price of the Company's Common Stock at the start date of the offering period or the semi-annual purchase date. The ESPP will be implemented in a series of overlapping periods, each with a duration of 24 months. The initial offering period will begin at the time of the initial public offering. Subsequent offering periods will begin at 6-month intervals and each such offering period will have 4 semi-annual purchase dates. The ESPP has been designed to qualify as a non-compensatory plan under Section 423 of the Internal Revenue Code. Upon completion of an initial public offering, the Company will finalize various terms and conditions including the number of shares of common stock available under the ESPP.

10.  WARRANTS AND UNITS

     The following table summarizes warrant and unit activity for the period from February 23, 1998 (inception) to December 31, 2004:


                                                     PLACEMENT   DEBENTURE    BRIDGE     PREFERRED  CONSULTANTS  FINDERS
                                                     WARRANTS    WARRANTS    WARRANTS   A WARRANTS   WARRANTS     UNITS

Issuance of Bridge Warrants (see Note 6)                                     236,128
Issuance of Consultants Warrants (see Note 6)                                                         204,336
                                                    ----------  ----------  ----------  ----------  -----------  -------
Balance outstanding, December 31, 1999                   -            -      236,128         -        204,336       -
Issuance of Preferred A Warrants  (see Note 5)                                            415,403
Exercise of Consultants Warrants                                                                     (204,336)
Issuance of Finders Units (see Note 5)                                                                            15.83 (1)
Issuance of Consultants Warrants (see Note 5)                                                          15,523
                                                    ----------  ----------  ----------  ----------  -----------  -------
Balance outstanding, December 31, 2000                   -            -      236,128      415,403      15,523     15.83
Exercise of Bridge Warrant                                                   (15,893)
Exercise of Consultants Warrants                                                                      (15,523)
                                                    ----------  ----------  ----------  ----------  -----------  -------
Balance outstanding, December 31, 2001 and 2002          -            -      220,235      415,403        -        15.83
Exercise of Bridge Warrants (see Note 6)                                      (2,269)
                                                    ----------  ----------  ----------  ----------  -----------  -------
Balance outstanding, December 31, 2003                   -            -      217,966      415,403        -        15.83
Issuance of Debenture Warrants (see Note 6)                        226,314
Issuance of Placement Warrants (see Note 5)           920,987
                                                    ----------  ----------  ----------  ----------  -----------  -------
Balance outstanding, December 31, 2004                920,987      226,314   217,966      415,403        -        15.83
                                                    ----------  ----------  ----------  ----------  -----------  -------

--------------------

(1) Each Finders Unit entitles the holder to purchase 28,459 shares of Common Stock. Total issuance entitles holders to purchase 450,506 shares Common Stock.

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     See Note 2 for the description of the method and assumptions used to determine the fair value of the warrants issued.

11.  RELATED PARTY TRANSACTIONS

     The Company, from its inception, through the year ended December 31, 2002, received financial assistance from a principal stockholder in the form of office space and management and legal assistance provided at no cost. In accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 79, the value of such assistance has been reflected in the accompanying financial statements as an expense in the period benefited with a corresponding deemed capital contribution. The value of the financial assistance totaled $481,299 and $185,059 for the years ended December 31, 2001 and 2002, respectively, and $1,075,182 for the cumulative period from February 23, 1998 (inception) to December 31, 2004.

12.  INCOME TAXES

     There is no provision (benefit) for federal or state income taxes for the years ended December 31, 2002, 2003 and 2004 since the Company has incurred operating losses and has established valuation allowances equal to the total deferred tax asset due to the uncertainty with respect to achieving taxable income in the future.

     The tax effect of temporary differences and net operating losses as of December 31, 2003 and 2004 are as follows:

                                               DECEMBER 31,         DECEMBER 31,
                                              ----------------------------------
Deferred tax assets and valuation allowance        2003                 2004
                                                   ----                 ----

   Net operating loss carry
     forwards                                  $7,010,000            $10,084,000
   Other deferred tax assets                    3,591,000              3,595,000
   Research and development
     tax credit carryforwards                     259,000                322,000
   Valuation allowance                        (10,860,000)           (14,001,000)
                                                     -                      -
                                              ============           ============

     As of December 31, 2004 the Company has available, for tax purposes, unused net operating loss carryforwards of approximately $22.4 million which will expire between 2018 and 2024, and research and development credits of approximately $.9 million which will expire between 2018 and 2024. As of December 31, 2004 the Company had aggregate permanent differences of $20.7 million including $18.6 million for the license acquired in connection with the merger with Pain Management. Future ownership changes may limit the Company's ability to utilize these net operating loss carryforwards as defined by the federal, state and local state tax codes.

     During the years ended December 31, 2004, 2003 and 2002, the valuation allowance increased by $3.1 million and $1.7 million and $3.5 million respectively.

13.  SUBSEQUENT EVENTS

     On February 8, 2005, the Company consented to the assignment of the license agreements with West Pharmaceutical Services, Inc. ("West") to Archimedes Pharma Limited ("Archimedes") in connection with the sale of West's Drug Delivery business to Archimedes. Under the terms of the assignment, Archimedes has agreed to assume all of West's obligations and liabilities under the assigned agreements that by their respective terms are required to be paid, performed or discharged.

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



                      CONDENSED CONSOLIDATED BALANCE SHEET
                                   (Unaudited)


                                                                    MARCH 31,
                                                                      2005
ASSETS

Current assets:
   Cash                                                           $11,329,024
   Grant receivable                                                   367,999
   Prepaid expenses and other current assets                          141,780
                                                                -------------
            TOTAL CURRENT ASSETS                                   11,838,803

Fixed assets, at cost, net of accumulated
 depreciation                                                         137,767
Other assets                                                           72,388
                                                                -------------
            TOTAL ASSETS                                          $12,048,958
                                                                -------------
                                                                -------------


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued expenses                          $   821,748
   Deferred lease liability                                            15,931
   Due to Licensor                                                    500,000
                                                                -------------
            TOTAL CURRENT LIABILITIES                               1,337,679
                                                                -------------
Commitments and contingencies

STOCKHOLDERS' EQUITY (DEFICIT):
Common stock, $0.001 par value; 500,000,000
shares authorized as of March 31, 2005,
25,626,436 shares issued and outstanding                              25,626
Additional paid-in capital                                        64,306,911
Unearned compensation                                               (803,127)
Deficit accumulated during the development
stage                                                            (52,818,131)
                                                                -------------
                                                                -------------
            TOTAL STOCKHOLDERS' EQUITY                            10,711,279
                                                                -------------
                                                                -------------

            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $12,048,958
                                                                -------------

    The accompanying notes are an integral part of the financial statements.

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)


                                                                                      CUMULATIVE FROM
                                                                                     FEBRUARY 23, 1998
                                                     THREE MONTHS ENDED               (INCEPTION) TO
                                                         MARCH 31,                     MARCH 31, 2005
                                          ---------------------------------------------------------------
                                                        2004           2005

Revenues:
     Government grants and contracts               $   444,572    $    367,999       $   3,782,899
                                                   ------------   -------------      --------------
Operating expenses:
     Research and development                          762,817       1,126,974          40,277,770
     General and administrative (1)                    428,895       1,020,683          15,920,574
     Depreciation and amortization                       5,776          10,172              83,456
                                                  ------------   -------------      --------------
            TOTAL OPERATING EXPENSES                 1,197,488       2,157,829          56,281,800
                                                  ------------   -------------      --------------
Operating loss                                        (752,916)     (1,789,830)        (52,498,901)
                                                  ------------   -------------      --------------
Other income (expense):
     Interest expense                                        -               -            (943,847)
     Interest income                                     4,259               -             620,390
     Other income                                            -               -               4,227
                                                  ------------   -------------      --------------
                                                         4,259               -            (319,230)
                                                  ------------   -------------      --------------
            NET LOSS                                  (748,657)     (1,789,830)        (52,818,131)
Deemed dividend related to
     beneficial conversion feature of
     Series B redeemable convertible
     preferred stock                                        -                -          (3,559,305)
                                                  ------------   -------------      --------------
Net loss attributable to
     common stockholders                           $  (748,657)   $ (1,789,830)      $ (56,377,436)
                                                  ------------   -------------      --------------
Net loss per share attributable to
     common stockholders
        Basic and diluted                               ($0.08)         ($0.07)
                                                  ------------   -------------
        Weighted average shares                      9,919,030      25,399,392
                                                  ------------   -------------
--------------------

(1) Cumulative from February 23, 1998 (inception) to March 31, 2005 includes $1,075,182 paid to a related party.

    The accompanying notes are an integral part of the financial statements.

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



       CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       FOR THE PERIOD ENDED MARCH 31, 2005
                                   (Unaudited)

                                                                                                      DEFICIT
                                                                                                    ACCUMULATED
                                                   COMMON STOCK       ADDITIONAL                     DURING THE          TOTAL
                                             ---------------------     PAID-IN       UNEARNED       DEVELOPMENT       STOCKHOLDERS'
                                               SHARES      AMOUNT      CAPITAL     COMPENSATION        STAGE        EQUITY (DEFICIT)
                                             ---------------------------------------------------------------------------------------
            Balance at December 31, 2004     25,626,436  $  25,626  $ 64,294,992   $ (950,349)    $ (51,028,301)     $12,341,968

Amortization of unearned compensation                 -          -             -       96,301                 -           96,301
Cancellation of compensatory stock
 options to employees                                 -          -       (50,921)      50,921                 -                -
Issuance of 35,184 warrants to
 consultants (see Note 3)                             -          -        62,840            -                 -           62,840
Net loss                                              -          -             -            -        (1,789,830)      (1,789,830)
                                             ---------------------------------------------------------------------------------------
            Balance at March 31, 2005        25,626,436  $  25,626  $ 64,306,911   $ (803,127)    $ (52,818,131)     $10,711,279
                                             ---------------------------------------------------------------------------------------














    The accompanying notes are an integral part of the financial statements.


INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
--------------------------------------------------------------------------------

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                             THREE MONTHS ENDED                CUMULATIVE FROM
                                                                  MARCH 31,                   FEBRUARY 23, 1998
                                                     ---------------------------------           (INCEPTION)
                                                           2004               2005            TO MARCH 31, 2005
                                                     --------------    ---------------     -----------------------
Cash flows from operating activities:
  Net Loss                                           $   (748,657)     $   (1,789,830)            $ (52,818,131)
  Adjustments to reconcile net loss to
    net cash used in operating activities:
      Depreciation                                          5,776              10,172                    83,456
      Amortization of deferred financing costs                  -                   -                   252,317
      Amortization of original issue discount                   -                   -                   101,564
      Non-cash expense of issuance of Common Stock
        in connection with acquisition of a license             -                   -                18,600,000
      Non-cash expense recognized with issuance of
        Preferred Stock for license milestone                   -                   -                   100,000
      Amortization of discount on debenture                     -                   -                   314,795
      Stock options and warrants issued in
        consideration for services rendered                15,000             159,141                 2,788,830
      Non-cash expense contributed by affiliate                 -                   -                 1,075,182
      Changes in assets and liabilities:
        (Increase) decrease in grant receivable          (444,572)           (252,825)                 (367,999)
        (Increase) decrease in prepaid expenses
          Other current assets and other
            assets                                        (12,500)            (94,432)                 (194,373)
        (Decrease) increase in accounts payable,
          Accrued expenses and due to affiliates           40,349          (1,482,545)                  813,927
        Increase in deferred lease liability                9,247              (1,170)                   15,931
        Increase in due to Licensor                             -                   -                   500,000
      NET CASH USED IN OPERATING ACTIVITIES            (1,135,357)         (3,451,489)              (28,734,501)
Cash flows from investing activities:
  Capital expenditures                                    (73,806)             (2,467)                 (213,402)
      NET CASH USED IN INVESTING ACTIVITIES               (73,806)             (2,467)                 (213,402)
Cash flows from financing activities:
  Proceeds from exercise of warrants                            -                   -                       764
  Proceeds from sale of Common Stock                            -                   -                18,096,290
  Proceeds from sale of Preferred Stock                         -                   -                25,451,201
  Expenses associated with sale of Common Stock                 -                   -                (1,853,224)
  Expenses associated with sale of Preferred Stock              -                   -                (1,764,385)
  Proceeds from notes payable                                   -                   -                 2,015,000
  Proceeds from issuance of debenture                           -                   -                 1,000,000
  Repayment of debenture                                        -                   -                (1,000,000)
  Expenses associated with notes payable                        -                   -                  (153,719)
  Repayment of  notes payable                                   -                   -                (1,515,000)
      NET CASH PROVIDED BY FINANCING ACTIVITIES                 -                   -                40,276,927
      NET INCREASE (DECREASE) IN CASH AND
        CASH EQUIVALENTS                               (1,209,163)         (3,453,956)               11,329,024
Cash and cash equivalents at beginning of period        3,150,681          14,782,980                         -
Cash and cash equivalents at end of period           $  1,941,518      $   11,329,024             $  11,329,024
Supplemental disclosures:
      Cash paid for interest                         $          -      $            -             $     271,633
Supplemental disclosure of non-cash investing and
  financing activities:
      Property and equipment in accounts
        payable and accrued expenses                 $          -              $7,821             $       7,821
      Original issue discount on note payable                   -                   -                   101,564
      Options and warrants issued for
        services and financings                            76,381             159,141                 1,381,715
      Conversion of Merger Note and accrued
        interest to Series C stock                              -                   -                   519,795
      Recapitalization in connection with
        Merger with Intrac                                      -                   -                     1,153


    The accompanying notes are an integral part of the financial statements.

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------



              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)


1.   ORGANIZATION AND BUSINESS

     Intrac, Inc. and its wholly owned subsidiary Innovative Drug Delivery Systems, Inc. (the "Company" or "IDDS") is a development stage enterprise engaged in the research, development and commercialization of innovative treatments for the relief of moderate to severe pain. The Company was incorporated in the State of Delaware and conducts operations in a single segment in the United States of America.

     In addition, to the normal risks associated with a new business venture, there can be no assurance that the Company's research and development will be successfully completed or that any approved product will be commercially viable. In addition, the Company operates in an environment of rapid change in technology, and is dependent upon the services of its employees, collaborators and consultants.

     On December 6, 2004, the Company consummated a merger with Intrac, Inc. ("Intrac"), a public shell company, ("the Merger"). For accounting purposes, the Merger has been treated as a recapitalization of the Company with the Company as acquirer (reverse acquisition) and with each share of Common Stock, stock options and warrants of the Company prior to the Merger converted to 1.018 shares of Intrac common stock, stock options and warrants at the time of the Merger. Thus, all common share and per share data included herein have been adjusted as if the stock split had occurred at inception. Accordingly, the Company is considered to have issued shares of its Common Stock, stock options and warrants to shareholders of Intrac in exchange for the net assets of Intrac. For the three years prior to the merger, Intrac's operations were nominal. The assets, liabilities and historical operating results prior to the Merger are those of the Company. Pro forma information giving effect to the acquisition has not been provided since the combination is not considered a business combination under Statement of Financial Accounting Standards No. 141, "Business Combinations."

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PREPARATION
     The condensed financial statements as of March 31, 2005 and for the three month periods ended March 30, 2005 and 2004 and the cumulative period from February 23, 1998 (inception) to March 31, 2005 are unaudited and reflect all adjustments consisting of normal recurring adjustments which are, in the opinion of management, necessary for a fair statement of financial position, operating results, statements of shareholders' equity (deficit) and cash flows for the periods. Operating results for any interim period are not necessarily indicative of the results for the full year.

     The condensed financial statements have been prepared on a going-concern basis, which assumes realization of all assets and settlement or payment of all liabilities in the ordinary course of business. The Company has limited capital resources, net operating losses and negative cash flows from operations since inception and expects these conditions to continue for the foreseeable future. In addition, it is anticipated that the

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------


     Company will not generate revenues from product sales in the twelve months following March 31, 2005. Management estimates the Company has sufficient resources to fund its planned operations through March 2006. In addition, Management has the ability to reduce discretionary spending to preserve cash. The Company may seek to raise additional funds through the private and/or public sale of its equity securities. The Company may also seek to raise capital through collaborative arrangements with corporate sources or other sources of financing. There can be no assurance that such additional financing, if at all available, can be obtained on terms reasonable to the Company. In the event that sufficient funds are not available, the Company will need to postpone or discontinue planned operations and projects. Continuance of the Company as a going concern is dependent upon, among other things, the Company's ability to obtain adequate long-term financing, the success of its research and development program and its attainment of profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     STOCK-BASED COMPENSATION
     The Company accounts for stock-based compensation to employees in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Under APB No. 25, generally, no compensation expense is recognized in the financial statements in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the fair value of the Company's stock, as of the grant date, is equal to or less than the amount an employee must pay to acquire the stock. The Company will recognize compensation expense in situations where the terms of an option grant are not fixed or where the fair value of the Company's common stock on the grant date is greater than the amount an employee must pay to acquire the stock.

     The Company has a stock-based incentive plan, which is described in Note
     7. The following table illustrates the effect on the Company's net loss and net loss per share had compensation costs for the incentive plan been determined in accordance with the fair value based method of accounting for stock-based compensation as prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure, an amendment of SFAS 123" ("FAS 148"). Since option grants awarded during 2004, 2003, and 2002, vest over several years and additional awards are expected to be issued in the future, the pro forma results shown below are not likely to be representative of the effects on future years of the application of the fair value based method.

                                           THREE MONTHS ENDED MARCH 31,
                                          -----------------------------
                                                2004            2005

       Net loss as reported               $   (748,657)   $(1,789,830)
       Add:  Stock-based employee
          compensation included
          in net loss under APB No. 25          15,000         96,301
       Deduct:  Total stock-based
          employee compensation
          expense determined under
          fair value base method
          for all awards                      (293,719)      (299,353)
                                          ------------    -------------
       Pro forma net loss                 $ (1,027,376)   $(1,992,882)
                                          ------------    -------------
       Pro forma net loss per share
          (basic and diluted)                   ($0.10)        ($0.08)
                                          ------------    -------------

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

     For the purposes of the above pro forma calculations, the fair value of each option granted was estimated on the date of grant using the Black Scholes option pricing model. The weighted-average fair value of all options granted during the three months ended March 31, 2004 and 2005 was $2.17, and $1.82, respectively. The following table summarizes the assumptions used in computing the fair value of option grants.

                                  THREE MONTHS ENDED MARCH 31,
                                  ----------------------------
                                      2004             2005

        Expected volatility            80%              80%
        Expected life                   5                5
        Dividend yield                  0%               0%
        Risk free interest rate       4.5%             4.6%


     Other disclosures required by FAS No. 123 have been included in Note 6.

     The fair value of options and warrants granted to non-employees for financing, goods or services are included in the financial statements and expensed over the life of the debt, as the goods are utilized or the services performed, respectively. Securities issued in connection with services or financings were valued based upon the estimate of fair value of the securities issued as determined using the Black Scholes option pricing model with the assumptions noted above. Such fair value was determined at each balance sheet date through the vesting period, in accordance with Emerging Issues Task Force No. 96-18 Accounting for Equity Instruments that are issued to other than employees for acquiring, or in conjunction with selling goods or services ("EITF 96-18")

     IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
     In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123R ("SFAS No. 123R"), Share-Based Payment. SFAS No. 123R revises SFAS Statement No. 123, Accounting for Stock-Based Compensation and supersedes APB No. 25, Accounting for Stock issued to Employees, and its related implementation guidance. The provisions of SFAS No. 123R require a public entity to expense, in the operating statement, the fair value of awards of equity instruments exchanged for employee services, based on the grant-date fair value of those awards. The grant-date fair value of equity instruments will be estimated using an appropriate option pricing model and will be recognized over the vesting period of the awards. SFAS No. 123R will be effective, for public companies, for annual reporting periods that begin after June 15, 2005. SFAS No. 123R allows companies to choose from several transition methods for recognizing the cost of share-based awards granted to employees prior to adoption of the Standard. The Company is in the process of analyzing the appropriate transition method to adopt and expects the adoption of SFAS No. 123R to have a material impact on its financial statements by increasing operating expenses, net loss attributable to common stockholders and net loss per share attributable to common stockholders

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------


3.   STOCKHOLDERS' EQUITY

     During the quarter ended March 31, 2005, a consultant (the "Consultant") received 10,184 warrants to purchase shares of Common Stock at an exercise price of approximately $2.49 per share. The warrants expire in March, 2010. Additionally, a consulting company (the "Consultants") received 25,000 warrants to purchase shares of Common Stock at an exercise price of approximately $3.00 per share. Upon six months of satisfactory service from the Consultants' the Company will grant an additional 25,000 warrants at an exercise price of $3.00, at the end of the next two subsequent six month periods the Company will grant 25,000 warrants at an exercise price of $3.50. The warrants in the aggregate will be limited to a maximum of 100,000 shares and are exercisable for five years from the granting date. The fair value of the Consultant and the Consultants warrants at issuance was $18,840 and $44,000, as estimated by the Company's management using the valuation method as described in Note 2.

4.   NET LOSS PER SHARE

     The Company's basic net loss per share amounts have been computed by dividing net loss by the weighted-average number of common shares outstanding during the period. For all periods presented, the Company reported a net loss and, therefore, common stock equivalents were not included since such inclusion would have been anti-dilutive. In addition, for all periods presented, 227,044 shares of Common Stock were held in escrow. These shares have been excluded from the calculation of basic and diluted per share amounts.

     The calculation of net loss per share, basic and diluted, is as follows:

                                                                   WEIGHTED
                                                                    AVERAGE
                                                                    COMMON
                                                  NET LOSS           SHARES         PER SHARE
                                                 (NUMERATOR)      (DENOMINATOR)       AMOUNT

     The three mo
     The three months ended March 31, 2004
        Basic and diluted                      $  (748,657)         9,919,030         ($0.08)
                                               ----------------   --------------   ------------
     The three months ended March 31, 2005
        Basic and diluted                      $ (1,789,830)       25,399,392         ($0.07)
                                                ---------------   --------------   ------------

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

     Common stock equivalents and shares issuable upon conversion of redeemable convertible preferred stock which have been excluded from diluted per share amounts because their effect would have been anti-dilutive, include the following:

                                       FOR THE QUARTERS ENDED MARCH 31,
                                          2004                   2005
                               -----------------------  ------------------------
                                             WEIGHTED                 WEIGHTED
                                 WEIGHTED    AVERAGE      WEIGHTED     AVERAGE
                                  AVERAGE    EXERCISE      AVERAGE    EXERCISE
                                  NUMBER      PRICE        NUMBER       PRICE
                               -----------   ---------    ---------   ----------
      Options                   3,282,423     $3.82       4,333,258     $2.89
      Warrants                    674,326      2.62       1,825,145      2.79
      Convertible Preferred
       Stock                    8,187,259                         -
                               -----------                ---------
                    Total      12,144,008                 6,158,403
                               -----------                ---------


5.   COMMITMENTS AND CONTINGENCIES

     1.   OPERATING LEASE
            On September 22, 2003, the Company entered into a lease for office space with a term from December 1, 2003 through November 30, 2006. Minimum rent for the lease is initially $125,000 per annum with a 3% rent escalation every 12 months thereafter, payable in equal monthly instalments, except that no rent payment was due for the first 60 days of the lease term (the "Free Rent Period"). In addition, upon execution of the lease, the Company paid a security deposit of $31,250. The Company is also required to pay additional rent, as defined. The Company recognizes rental expense for leases with rental holidays on the straight-line basis over the life of the lease. For the three months ended March 31, 2004 and 2005, the Company recognized rent expense of $ 30,080 and $42,524, respectively. Deferred lease liability as of March 31, 2005 consisted of $15,931, was recorded for rent expense in excess of amounts paid; the amount of additional rent paid was immaterial.

            On May 1, 2005, the Company entered into a lease for office space with a term from May 1, 2005 through May 1, 2008. Minimum rent for the lease is payable in equal monthly instalments of $6,810.


     1.   RESEARCH COLLABORATION, LICENSING AND CONSULTING AGREEMENTS

     (i) As part of the formation of the Company, in September 2000, the Company assumed a license agreement between the Predecessor Company and Stuart Weg, M.D. The license granted the Company exclusive worldwide rights, including the right to grant sublicenses, for the intellectual property surrounding transnasal ketamine. In connection therewith, the Company made an upfront payment to Dr. Weg, Herbert Brotspies, and Calgar & Associates (collectively the "Founders") and issued the Founders shares of Common Stock, of which a portion is held in escrow and will be released to the Founders, if at all, upon the successful completion of the Phase III trial. The issuance of the

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------


          shares from escrow is not contingent on the Founders' performance. The Company also reimbursed the Founders for patent and other costs. The Company will pay semi-annual royalty payments to the Founders based on a percentage of net sales of transnasal ketamine by the Company or its sublicensees. In addition, the Company shall pay the Founders a defined percentage of all sublicensing fees or other lump sum payments. Under the terms of the license agreement, the Company is also obligated to make aggregate future payments upon the earlier of certain defined dates or satisfaction of certain clinical and regulatory milestones, which includes the filing of a New Drug Application ("NDA") with the Food & Drug Administration ("FDA"), the approval of an NDA by the FDA and the first commercial sale of a licensed product. A defined percentage of such milestone payments shall be creditable against royalties earned; provided, however, that in no event shall royalties earned be reduced by more than a certain percentage in any applicable semi-annual period. The Company may satisfy a portion of the milestone payments through the issuance of shares of Common Stock of the Company; provided that the Company is publicly traded at the time such milestone payment accrues. In April 2003 the license agreement was amended (Amendment No. 1) to allow for the payment of the August 2003 milestone to be paid in cash and Series C stock. The Founders agreed to accept 65,360 shares of Series C Stock, valued at $0.1 million plus $0.15 million in cash as payment in full for the milestone. In November 2004, the license agreement was amended (Amendment No. 2) with Dr. Stuart Weg to defer payment of the $500,000 milestone from August 25, 2004, to a date on or before December 31, 2004. The Company is required to pay interest, at a rate of 4.75% per annum, on the amount of the milestone payment for the period from August 25, 2004 to the amended payment date. On December 21, 2004 the Company paid the milestone payment plus accrued interest totaling $507,964. On December 31, 2004 the Company accrued the final milestone payment of $500,000. Under the terms of the license agreement the Company can elect to pay this milestone in cash or equity, the latter to be priced at the average closing price of the Common Stock for the ten (10) consecutive trading days immediately proceeding the date at which the payment is due.

     (ii) In connection with the above license agreement, in February 1998 the Predecessor Company entered into a three year Consulting Agreement, renewable upon mutual consent, with each of Dr. Weg and Dr. Gary. Pursuant to such Consulting Agreements, both Dr. Weg and Dr. Gary will provide the Company with such consulting services as the Company may reasonably request. In consideration for such services the Company has agreed to pay to each of Dr. Weg and Dr. Gary a consulting fee equal to $75,000 per year, payable in equal monthly installments. These agreements expired March 2001 and were not renewed.

    (iii) On August 25, 2000, the Company entered into a license agreement with West Pharmaceutical Services, Inc. ("West") for rights to develop and commercialize intranasal morphine, fentanyl and other products. Under the terms of the agreement, the Company was granted an exclusive, worldwide, royalty bearing license, including the right to grant sublicenses, for the rights to the intellectual property covering these products. The license agreement will expire with the last to expire of the license patents in 2016. In consideration of the license, the Company paid and expensed on September 22, 2000 an up front fee. In addition, under the license agreement for morphine, fentanyl and other products the Company is obligated to make royalty

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------
          payments to West based upon net sales of products by the Company or its sublicensees, if any, as defined. The Company is also obligated to pay West a minimum annual royalty for each licensed product that receives approval by a regulatory agency to be marketed in any major market country, as defined. The Company is also obligated to pay West a defined amount of any up-front license fees in the event that the Company sublicenses any rights to any third party. In addition, under a Development Milestone and Option Agreement entered into by the Company and West in connection with the license agreement, the Company is obligated to make aggregate future payments totaling $5.0 million upon reaching certain defined development milestones, which includes the filing of an NDA with the FDA, the approval of an NDA by the FDA of a licensed product. Milestone payments can be paid in cash or equity upon the satisfaction of certain clinical and regulatory milestones and provided that the Company is publicly traded at the time such milestone payment accrues. The Company's ability to pay the upfront payment for the license agreement and the M-6-G fee (see below) was guaranteed by an affiliate of the Company. The guarantee expired upon the payments by the Company of amounts owed to West. In addition, the Company granted West the right of first refusal to enter into a clinical manufacturing agreement for nasal morphine (see
          (iv)(a), below).

          The license agreement and related agreements (see (iv)(a) to (iv)(d) below) may be terminated by mutual consent of the parties at any time or by either party upon written notice of default, including non-performance, by the other party that is not cured within 30 days.

     (iv) In connection with the West license agreement, the Company entered into the following additional agreements:

          (a) A clinical manufacturing agreement, whereby the Company will buy from West 100% of the nasal morphine product required for conducting the clinical trials subject to West's ability to supply 100% of the required product. West will manufacture and package the clinical product for the Company. This agreement was terminated effective September 2002.
          (b) An option agreement, whereby the Company was granted an option to include morphine -6- glucuronide ("M-6-G") as an identified compound under the license agreement. The Company paid and expensed a non-refundable fee in consideration of the option, which expired unexercised on December 22, 2000.
          (c) On October 24, 2000, the Company expanded its license agreement to include an additional development agreement with West for rights to develop and commercialize intranasal fentanyl. The Company will undertake a development program for intranasal fentanyl with West. The parties will endeavor to complete the development program within the defined time table. However, the Company can use other suppliers should West be unable to either provide competitive cost bids or complete the program within a reasonable timeframe. In addition, under the development agreement, the Company is obligated to make aggregate future payments totaling $6.3 million upon reaching certain defined development milestones, which includes completion of proof-of-principle studies, successful completion of a phase I/II clinical trial, commencement of a phase III clinical trial, filing of an NDA with the FDA and the approval of an NDA by the FDA of a licensed product. These milestone payments can be paid

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------


               in cash or equity upon the satisfaction of certain clinical and regulatory milestones and provided that the Company is publicly traded at the time such milestone payment accrues. In October 2003, the Company and West amended the license agreement to exclude further development of fentanyl by the Company. All rights, duties and obligations of the Company and West related to fentanyl were terminated, including aggregate remaining future milestone payments of $6.3 million.


          (d) On November 17, 2000, the Company entered into a clinical manufacturing agreement with West to manufacture, package, purchase and sell to the Company nasal ketamine clinical product according to agreed upon clinical product specifications and price schedule. The agreement expired in November 2001.

     (v) On February 8, 2005, the Company consented to the assignment of the license agreements with West to Archimedes Pharma Limited ("Archimedes") in connection with the sale of West's Drug Delivery business to Archimedes. Under the terms of the assignment, Archimedes has agreed to assume all of West's obligations and liabilities under the assigned agreements that by their respective terms are required to be paid, performed or discharged.

     (vi) On December 14, 2001 (the "Effective Date"), the Company entered into an agreement (the "Shimoda Agreement") with Shimoda Biotech (Proprietary) Ltd. and certain affiliated entities ("Shimoda"), for an exclusive worldwide license to commercialize formulations of pharmaceutical products containing diclofenac. The Company will pay:
          (i) a license fee to Shimoda and reimbursement for expenses, if certain defined events occur; (ii) two percent of the net proceeds, as defined, of the Company's initial public offering ("IPO") to Shimoda, but not less than $1 million or in excess of $2 million; (iii) aggregate future milestone payments of $6.0 million payable upon the satisfaction of certain clinical and regulatory milestones which includes submission of an NDA with the FDA, approval of an NDA by the FDA and one year following the date of first sale of a licensed product; and (iv) royalty payments to Shimoda based upon the sales of products by the Company or its sublicensees, if any, as defined. Upon achievement of a milestone, Shimoda has the option to receive payment in cash or shares of common stock. In the event Shimoda elects to receive common stock, the number of shares to be issued is based on a formula whereby the defined milestone payment is divided by the per share price of the Company's common stock in an initial public offering as defined. Should common stock be issued in satisfaction of milestones, the Company will record a non-cash charge based on the fair value of the consideration paid at the date the milestone is achieved. Such charge could be material and could result in a material dilution to per share amounts. The Shimoda Agreement may be terminated
          (i) by either party due to breach by the other party that is not cured within 60 days of written notice; (ii) by Shimoda in the event of default by the Company for non-payment of amounts due that is not cured with 60 days of written notice; or (iii) by the Company at any time by giving 90 days written notice to Shimoda.

INTRAC, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------



6.   STOCK INCENTIVE PLAN

     As of March 31, 2005, under the 2004 Plan, options for the purchase of an aggregate of 2,986,654 shares of Common Stock have been granted and outstanding. The number of options remaining to be granted was 2,013,346. In addition, as of March 31, 2005 the Company had outstanding 1,185,299 options which were granted outside of the Plan.

     In the three months ended March 31, 2005, the Company granted to five employees a total of 325,000 stock options with a range of exercise price from $2.70 to $2.80 per share, each vesting over three years. The deemed per share fair value of the Company's Common Stock at the time of the stock option grant was $2.70 to $2.80, based upon the quoted market price on the date of the grant. Accordingly, no unearned compensation was recorded. As of the three months ended March 31, 2005 a total of 50,921 options were canceled, the weighted average price was $1.96. For the three months ended March 31, 2004 and 2005 the total amortized compensation expense associated with the options granted totaled $15,000 and $96,301, respectively.

7.   SUBSEQUENT EVENT

     During the year end ended December 31, 2004 the Company accrued $500,000 for the final milestone payment to Dr. Weg, Herbert Brotspies and Calgar & Associates. Subsequently, on April 7, 2005, the Company, entered into an agreement to provide 169,735 shares of Common Stock as settlement of this final milestone payment, under the License Agreement, dated February 25, 1998. The fair value of the shares issued was $500,000, as determined by the equity price of $2.95 on the date of grant.

     NO DEALER,  SALESPERSON  OR OTHER  PERSON HAS

BEEN  AUTHORIZED  TO GIVE ANY  INFORMATION  OR TO MAKE             15,769,701

ANY  REPRESENTATIONS  OTHER  THAN THOSE  CONTAINED  IN              SHARES OF
THIS  PROSPECTUS IN CONNECTION  WITH THE OFFERING MADE            COMMON STOCK
BY THIS  PROSPECTUS,  AND,  IF  GIVEN  OR  MADE,  SUCH
INFORMATION  OR  REPRESENTATIONS  MUST  NOT BE  RELIED
UPON AS HAVING BEEN  AUTHORIZED  BY THE COMPANY OR THE
SELLING   STOCKHOLDERS.   THIS   PROSPECTUS  DOES  NOT
CONSTITUTE  AN OFFER TO SELL OR A  SOLICITATION  OF AN
OFFER  TO  BUY  ANY   SECURITIES   OTHER   THAN  THOSE            INTRAC, INC.
SPECIFICALLY  OFFERED  HEREBY OR AN OFFER TO SELL OR A
SOLICITATION   OF  AN   OFFER  TO  BUY  ANY  OF  THESE
SECURITIES IN ANY  JURISDICTION  TO ANY PERSON TO WHOM
IT IS  UNLAWFUL  TO MAKE SUCH  OFFER OR  SOLICITATION.
EXCEPT WHERE OTHERWISE INDICATED, THIS PROSPECTUS SPEAKS
AS OF THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.
NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE
HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY
IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS
THE COMPANY SINCE THE DATE HEREOF.                                PROSPECTUS

                  TABLE OF CONTENTS
                                              Page
                                              ----

GLOSSARY........................................i
PROSPECTUS SUMMARY..............................1
RISK FACTORS....................................5
FORWARD LOOKING STATEMENTS.....................16
USE OF PROCEEDS................................16
DIVIDEND POLICY................................17
MARKET FOR OUR COMMON STOCK....................17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF

     FINANCIAL CONDITION AND RESULTS OF                           JUNE 23, 2005

     OPERATIONS................................18
BUSINESS.......................................27
MANAGEMENT.....................................46
SECURITY OWNERSHIP.............................51
DESCRIPTION OF CAPITAL STOCK...................53
SELLING STOCKHOLDERS...........................54
PLAN OF DISTRIBUTION...........................62
LEGAL MATTERS..................................63
EXPERTS........................................63
CHANGE IN CERTIFYING ACCOUNTANT................63
AVAILABLE INFORMATION..........................64
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS....F-1